             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 June 15, 2005

                          REGISTRATION NO. 333-121023

               (INVESTMENT COMPANY ACT REGISTRATION NO. 811-5199)

                         -----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM N-14

                                      ----

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                                      -----
                                      -----

                         PRE-EFFECTIVE AMENDMENT NO. / /

                                      -----
                                      -----

                        POST-EFFECTIVE AMENDMENT NO. 1 /X/

                                      -----

                        (CHECK APPROPRIATE BOX OR BOXES)

                           ---------------------------

                       STEINROE VARIABLE INVESTMENT TRUST
                              ONE FINANCIAL CENTER
                        BOSTON, MASSACHUSETTS 02111-2621
                                  800-426-3750



                           ---------------------------
                               R. SCOTT HENDERSON
                         COLUMBIA MANAGEMENT GROUP. INC.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                           ---------------------------

                                   COPIES TO:
               JOHN M. LODER, ESQUIRE         CAMERON AVERY, ESQUIRE
                  ROPES & GRAY LLP           BELL, BOYD AND LLOYD LLC
              ONE INTERNATIONAL PLACE       THREE FIRST NATIONAL PLAZA
            BOSTON, MASSACHUSETTS 02110   70 W. MADISON STREET, SUITE 3300
                                              CHICAGO, ILLINOIS 60602
                           ---------------------------

     It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended. This amendment to the registration statement on Form N-14 of the Stein Roe Growth Stock Fund, Variable Series, filed with the Commission on December 6, 2004 (Registration No. 333-121023) (the "Registration Statement"), is being filed to add Exhibit 12 to the Registration Statement. No other information contained in the Registration Statement is amended, deleted or superseded hereby.

Title of Securities Being Registered:

Class A
Class B

Approximate Date of Proposed Offering: As soon as practicable after this Registration Statement becomes or is declared effective.

It is proposed that this filing will become effective on January 5, 2005 pursuant to Rule 488.

An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such rule, no filing fee is being paid at this time.

This Registration Statement relates solely to the Registrant's Stein Roe Growth Stock Fund, Variable Series.

                      LIBERTY EQUITY FUND, VARIABLE SERIES
                     C/O LIBERTY VARIABLE INVESTMENT TRUST

                             ONE FINANCIAL CENTER,
                        BOSTON, MASSACHUSETTS 02111-2621

Dear Investor:

I am writing to ask for your vote on the acquisition of Liberty Equity Fund, Variable Series by Stein Roe Growth Stock Fund, Variable Series. As an investor through a variable annuity contract or variable life insurance policy, you need to notify your insurance company as to how to vote on the proposed acquisition of your Fund by Stein Roe Growth Stock Fund, Variable Series. At a special meeting of shareholders on February 16, 2005, your insurance company will vote on your Fund's acquisition as instructed by you and other investors. The proposed acquisition of your Fund is one of several acquisitions recommended by Columbia Management Group, Inc. ("Columbia"), the parent company of the investment advisors to the Columbia funds.

These fund acquisitions are the next step in a company-wide initiative to offer a simplified product line, consisting of funds managed by the firm's most talented professionals. First, by merging funds with generally similar investment strategies, Columbia can create larger, more efficient investment portfolios. Second, by streamlining its product offering, Columbia can concentrate its investment management and distribution resources on a more focused group of portfolios. Columbia recommended the acquisition of your Fund to enable shareholders to invest in a larger, more efficient investment portfolio while continuing to access a similar investment strategy.

Should your Fund's merger be approved and other conditions to the acquisition satisfied, your current fund investment will be exchanged, without adverse tax consequences, for an equal investment (that is, dollar value) in Stein Roe Growth Stock Fund, Variable Series.

More information on the specific details and reasons for your Fund's acquisition is contained in the enclosed combined Prospectus/Proxy Statement. Please read it carefully.

THE TRUSTEES OF YOUR FUND UNANIMOUSLY RECOMMEND THAT YOU INSTRUCT YOUR INSURANCE COMPANY TO VOTE FOR THE ACQUISITION OF YOUR FUND.

YOUR VOTE IS IMPORTANT. YOU CAN INSTRUCT YOUR INSURANCE COMPANY ON HOW TO VOTE BY COMPLETING THE ENCLOSED PROXY CARD. A SELF-ADDRESSED POSTAGE-PAID ENVELOPE HAS BEEN ENCLOSED FOR YOUR CONVENIENCE.

We appreciate your participation and prompt response in these matters and thank you for your continued support.

Sincerely,

Christopher L. Wilson
President

December [__], 2004
[Job Code]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 16, 2005

                       LIBERTY VARIABLE INVESTMENT TRUST
                      LIBERTY EQUITY FUND, VARIABLE SERIES
                               FEBRUARY 16, 2005

To the shareholders of Liberty Equity Fund, Variable Series:

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders of Liberty Equity Fund, Variable Series will be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the offices of Liberty Equity Fund, Variable Series, at One Financial Center, Boston, Massachusetts 02111, for these purposes:

1. To approve an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of Liberty Equity Fund, Variable Series to, and the assumption of all of the liabilities of, Liberty Equity Fund, Variable Series by, Stein Roe Growth Stock Fund, Variable Series, in exchange for shares of Stein Roe Growth Stock Fund, Variable Series, and (ii) the distribution of such shares to the shareholders of Liberty Equity Fund, Variable Series in complete liquidation of Liberty Equity Fund, Variable Series.

2. To consider and act upon any other matters that properly come before the meeting and any adjourned session of the meeting.

Shareholders of record of Liberty Equity Fund, Variable Series at the close of business on December 1, 2004 are entitled to notice of and to vote at the meeting and any adjourned session.

By order of the Board of Trustees,

David Rozenson,
Secretary

December [ ____ ], 2004

NOTICE: YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE SEE THE ENCLOSED PROSPECTUS/PROXY STATEMENT AND OTHER MATERIALS FOR INSTRUCTIONS ON HOW TO VOTE EASILY AND QUICKLY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                            DECEMBER [ ____ ], 2004

                  ACQUISITION OF THE ASSETS AND LIABILITIES OF
                      LIBERTY EQUITY FUND, VARIABLE SERIES

                     C/O LIBERTY VARIABLE INVESTMENT TRUST
                              ONE FINANCIAL CENTER
                        BOSTON, MASSACHUSETTS 02111-2621
                                 1-866-270-3134

                        BY AND IN EXCHANGE FOR SHARES OF

                  STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES

                     C/O STEINROE VARIABLE INVESTMENT TRUST
                              ONE FINANCIAL CENTER
                        BOSTON, MASSACHUSETTS 02111-2621
                                 1-866-270-3134

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS.......................................    4
Proposal -- Acquisition of Liberty Equity Fund, Variable
  Series by Stein Roe Growth Stock Fund, Variable Series....   11
  The Proposal..............................................   11
  Principal Investment Risks................................   11
  Information about the Acquisition.........................   13
GENERAL.....................................................   25
  Voting Information........................................   25
Appendix A -- Agreement and Plan of Reorganization..........  A-1
Appendix B -- Information Applicable to Class A Shares of
              Stein Roe Growth Stock Fund, Variable
              Series........................................  B-1

This combined Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") contains information you should know before voting on the Agreement and Plan of Reorganization dated [ ________ ], among Liberty Variable Investment Trust (the "Liberty Trust"), on behalf of Liberty Equity Fund, Variable Series (the "Equity Fund"), Stein Roe Variable Investment Trust (the "Stein Roe Trust"), on behalf of Stein Roe Growth Stock Fund, Variable Series (the "Growth Stock Fund," and together with the Equity Fund, the "Funds"), and Columbia Management Group, Inc. ("Columbia") (the "Agreement and Plan of Reorganization"), relating to the proposed acquisition of the Equity Fund by the Growth Stock Fund (the "Acquisition") at a Special Meeting of Shareholders of the Equity Fund (the "Meeting"), which will be held at 2:00 p.m. Eastern Time on

February 16, 2005, at the offices of the Funds, One Financial Center, Boston, Massachusetts 02111. The Funds are each registered open-end management investment companies. Except for certain seed capital investments, all shares of the Funds are owned of record by sub-accounts of separate accounts ("Separate Accounts") of insurance companies (the "Participating Insurance Companies") established to fund benefits under variable annuity contracts and variable life insurance policies (each a "Contract") issued by the Participating Insurance Companies. Please read this Prospectus/Proxy Statement and keep it for future reference.

The Proposal in this Prospectus/Proxy Statement relates to the proposed acquisition of the Equity Fund by the Growth Stock Fund. If the Acquisition occurs, you will become an investor in the Growth Stock Fund. The Growth Stock Fund seeks long-term growth. If the Agreement and Plan of Reorganization is approved by the shareholders of the Equity Fund and the related Acquisition occurs, the Equity Fund will transfer all of the assets and liabilities attributable to each class of its shares to the Growth Stock Fund in exchange for shares of the same class of the Growth Stock Fund with the same aggregate net asset value as the net value of the assets and liabilities transferred. After that exchange, shares of each class received by the Equity Fund will be distributed pro rata to its shareholders of the corresponding class. Please review this Proposal carefully.

The following documents have been filed with the Securities and Exchange Commission (the "SEC") and are incorporated in this Prospectus/Proxy Statement by reference:

- The Prospectus of the Equity Fund dated May 1, 2004, as supplemented through November 1, 2004.

- The Statement of Additional Information of the Equity Fund dated May 1, 2004, as supplemented through October 15, 2004.

- The Report of Independent Registered Public Accounting Firm and the financial statements included in the Annual Report to Shareholders of the Equity Fund dated December 31, 2003.

- The financial statements included in the Semi-Annual Report to Shareholders of the Equity Fund dated June 30, 2004.

- The Statement of Additional Information of the Growth Stock Fund dated [ ________ ], 2004, relating to the Acquisition.

The Equity Fund has previously sent its Annual Report and Semi-Annual Report to its shareholders. For a free copy of these reports or any of the other documents listed above, you may call 1-800-426-3750, or you may write to your Fund at the address listed on the cover of this Prospectus/

Proxy Statement. Contract owners may also obtain a copy of these documents by calling or writing the Participating Insurance Company that issued their Contract. Text-only versions of all the Equity Fund and Growth Stock Fund documents can be viewed online or downloaded from the EDGAR database on the SEC's Internet site at www.sec.gov. You can review and copy information about the Funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20549-0102 or the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. You can obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at its Washington, DC address above. Information on the operation of the Public Reference Room may be obtained by calling 202-942-8090.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN EITHER FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                             QUESTIONS AND ANSWERS

THE FOLLOWING QUESTIONS AND ANSWERS PROVIDE AN OVERVIEW OF KEY FEATURES OF THE ACQUISITION AND OF THE INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT. PLEASE REVIEW THE FULL PROSPECTUS/PROXY STATEMENT PRIOR TO CASTING YOUR VOTE.

1. WHAT IS BEING PROPOSED?

The Trustees of Liberty Variable Investment Trust (the "Liberty Trust") and SteinRoe Variable Investment Trust (the "SteinRoe Trust") are recommending that the Growth Stock Fund acquire the Equity Fund. This means that the Growth Stock Fund would acquire all of the assets and liabilities of the Equity Fund in exchange for shares of the Growth Stock Fund. If the Acquisition is approved and consummated, shareholders of the Equity Fund will receive shares of the Growth Stock Fund with an aggregate net asset value equal to the aggregate net asset value of their Equity Fund shares as of the business day before the closing of the Acquisition. The Acquisition is currently scheduled to take place on or around February 16, 2005, or on such other date as the parties may agree.

2. WHY IS THE ACQUISITION BEING PROPOSED?

The Trustees of the Liberty Trust and the SteinRoe Trust recommend approval of the Acquisition because it offers shareholders of the Equity Fund the opportunity to invest in a larger fund (allowing the potential for more efficient operation by spreading relatively fixed costs, such as audit and legal fees, over a larger asset base) with an investment goal and strategies generally similar to those of the Equity Fund. In reviewing the Acquisition, the Trustees also considered that shareholders of the Equity Fund are expected to experience a decrease in expenses as a result of the Acquisition.

Please review "Reasons for the Acquisition" in the Proposal section of this Prospectus/Proxy Statement for more information regarding the factors considered by the Trustees.

3. HOW DO THE MANAGEMENT FEES AND EXPENSES OF THE FUNDS COMPARE AND WHAT ARE THEY ESTIMATED TO BE FOLLOWING THE ACQUISITION?

The following tables allow you to compare the management fees and expenses of the Equity Fund and the Growth Stock Fund and to analyze the estimated expenses that Columbia expects the combined fund to bear in its first year following the Acquisition. Annual Fund Operating Expenses are paid by each Fund. They include management fees, 12b-1 fees (if applicable) and other administrative costs, including pricing and custody services. Except as noted below, the Annual Fund Operating Expenses shown in the table below represent expenses for the Equity Fund and the Growth Stock Fund for the year ended December 31, 2003 and those expected to be incurred by the combined fund on a pro forma basis (giving effect to the Acquisition and based on pro forma combined net assets as of September 30, 2004). The expenses shown below do not reflect any insurance-related charges or expenses.

ANNUAL FUND OPERATING EXPENSES
(deducted directly from Fund assets)

                                            DISTRIBUTION AND                        TOTAL ANNUAL
                                            SERVICE (12B-1)                        FUND OPERATING
                        MANAGEMENT FEE(%)       FEES(%)        OTHER EXPENSES(%)    EXPENSES(%)
EQUITY FUND
Class A                       0.82(1)             0.00               0.14(2)(3)         0.96(2)
Class B                       0.82(1)             0.25               0.14(2)(3)         1.21(2)
-------------------------------------------------------------------------------------------------
GROWTH STOCK FUND
Class A                       0.65(4)             0.00               0.11               0.76
Class B                       0.65(4)             0.25(5)            0.11               1.01(5)
-------------------------------------------------------------------------------------------------
GROWTH STOCK FUND
(pro forma combined)
Class A                       0.65(4)             0.00               0.11               0.76
Class B                       0.65(4)             0.25(5)            0.11               1.01(5)

 (1) The Equity Fund pays a management fee of 0.75% and an administrative fee of 0.07%. Management fee has been restated to reflect contractual changes to the administration fee for the Equity Fund effective November 1, 2003.

 (2) Columbia Management Advisors, Inc., the Equity Fund's advisor, has voluntarily agreed to waive 0.02% of other expenses. If this waiver were reflected in the table, other expenses for Class A and Class B shares would be 0.12% and total annual fund operating expenses for Class A shares and Class B shares would be 0.94% and 1.19%, respectively. This arrangement may be modified or terminated by Columbia Management Advisors, Inc. at any time.

 (3) Other expenses have been restated to reflect changes in contractual rates.

 (4) The Growth Stock Fund pays a management fee of 0.50% and an administrative fee of 0.15%.

 (5) Columbia Funds Distributor, Inc., the Growth Stock Fund's distributor, has voluntarily agreed to waive a portion of the Class B shares 12b-1 fee. As a result, the actual 12b-1 fee for Class B share would be 0.19% and the total annual fund operating expenses for Class B shares would be 0.95%. This arrangement may be modified or terminated by Columbia Funds Distributor, Inc. at any time.

EXAMPLE EXPENSES

Example Expenses help you compare the cost of investing in the Equity Fund and the Growth Stock Fund currently with the cost of investing in the combined fund on a pro forma combined basis and also allow you to compare these costs with the cost of investing in other mutual funds. The table does not take into account any expense reduction arrangements discussed in the footnotes to the Annual Fund Operating Expenses table. The Example Expenses do not reflect any insurance-related charges or expenses. If these charges or expenses had been included, the expenses shown would have been higher. It uses the following hypothetical conditions:

- $10,000 initial investment

- 5% total return for each year

- Each Fund's operating expenses remain the same

- Reinvestment of all dividends and distributions

                                                  1 YEAR    3 YEARS    5 YEARS    10 YEARS
EQUITY FUND
Class A                                            $ 98      $306       $531       $1,178
Class B                                            $123      $384       $865       $1,466
------------------------------------------------------------------------------------------
GROWTH STOCK FUND
Class A                                            $ 78      $243       $422       $  942
Class B                                            $103      $322       $558       $1,236
------------------------------------------------------------------------------------------
GROWTH STOCK FUND
(pro forma combined)
Class A                                            $ 78      $243       $558       $  942
Class B                                            $103      $322       $558       $1,236
------------------------------------------------------------------------------------------

The projected post-Acquisition pro forma Annual Fund Operating Expenses and Example Expenses presented above are based upon numerous material assumptions, including that (1) the current contractual agreements will remain in place and
(2) certain fixed costs involved in operating the Equity Fund are eliminated. Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense savings will be achieved, because expenses depend on a variety of factors, including the future level of fund assets, many of which are beyond the control of the Growth Stock Fund or Columbia Management.

4. HOW DO THE INVESTMENT GOALS, STRATEGIES AND POLICIES OF THE EQUITY FUND AND THE GROWTH STOCK FUND COMPARE?

This table shows the investment goal and principal investment strategies of each
Fund:

EQUITY FUND                               GROWTH STOCK FUND
INVESTMENT GOAL: The Equity Fund seeks    INVESTMENT GOAL: The Growth Stock Fund
long-term growth by investing in          seeks long-term growth.
companies that Columbia Management
Advisors, Inc., the Equity Fund's
investment advisor ("Columbia
Management"), believes have
above-average earnings potential.
---------------------------------------------------------------------------------

 PRINCIPAL INVESTMENT STRATEGIES: The      PRINCIPAL INVESTMENT STRATEGIES: The
 Equity Fund seeks to achieve its goal     Growth Stock Fund seeks to achieve its
 as follows:                               goal as follows:
 - Under normal circumstances, the Fund    - Under normal circumstances, the Fund
   invests at least 80% of its net           invests at least 80% of its net
   assets (plus any borrowings for           assets (plus any borrowings for
   investment purposes) in a broadly         investment purposes) in common
   diversified portfolio of equity           stocks, primarily of companies with
   securities issued by U.S. companies,      large market capitalizations similar
   primarily common stocks and               in size to those companies in the
   securities that can be converted          Russell 1000 Growth Index. As of
   into common stocks.                       December 31, 2003, that index
 - The Fund invests mainly in companies      included companies with
   the advisor believes will have            capitalizations between
   faster earnings growth than the           approximately $600 million and $310
   economy in general. Columbia              billion.
   Management looks for                    - The Fund may invest in any market
   large-capitalization (large-cap)          sector but emphasizes the
   companies (generally over $2              technology, financial services,
   billion) in growing industries,           health care and global consumer
   focusing on technological advances,       franchise sectors.
   good product development, strong        - The Fund may invest up to 25% of its
   management and other factors which        assets in foreign stocks.
   support future growth. Columbia         - To select investments for the Fund,
   Management seeks out companies that       the Fund's investment advisor
   have a history of strong earnings         considers companies that it believes
   growth and are projected to continue      will generate earnings growth over
   a similar pattern of growth over the      the long term regardless of the
   next three to five years.                 economic environment.
 - From time to time, the Fund may
   emphasize particular market sectors,
   such as financial services, health
   care and technology, in attempting
   to achieve its investment goal.

The following highlights the differences in certain investment strategies that each Fund uses to achieve its investment goal:

- The Growth Stock Fund may invest up to 25% of its assets in foreign stocks, while the Equity Fund may only invest up to 20% of its total assets in American Depositary Receipts, European Depositary Receipts and Continental Depositary Receipts. The Equity Fund may also purchase securities issued by foreign banks, commercial paper issued by Canadian issuers and other securities of Canadian companies in accordance with its investment objective and policies.

- As a fundamental investment policy, the Growth Stock Fund may not purchase the securities of any one issuer if more than 10% of outstanding voting securities of such issuer would at the time be held by the fund. The Equity Fund is not subject to such an investment restriction, although, as a diversified investment company, it is generally subject to the same limitation with respect to 75% of its assets.

- The Equity Fund is subject to fundamental investment policies which provide that it may not (1) purchase securities on margin (except such short-term credits as may be necessary for the clearance of purchases), make short sales of securities, or maintain a short position; (2) mortgage, pledge, or hypothecate any assets except in connection with any borrowing from domestic banks for temporary purposes and then in amounts not in excess of 33% of the value of its total assets at the time of such borrowing, and in amounts not in excess of the lesser of the dollar amounts borrowed or 33% of the value of the Fund's total assets at the time of such borrowing; (3) invest in companies for the purpose of exercising management or control; and (4) purchase securities of other investment companies except in connection with a merger, consolidation, reorganization, or acquisition of assets; provided, however, that the fund may acquire such securities in accordance with the Investment Company Act of 1940, as amended (the "1940 Act"). The Growth Stock Fund is subject to similar non-fundamental investment restrictions.

- The Growth Stock Fund is subject to non-fundamental investment restrictions, under which the Growth Stock Fund may not: (1) purchase portfolio securities for the Fund from, or sell portfolio securities to, any of the officers and directors or Trustees of the Fund or of its investment adviser; and (2) invest more than 5% of its net assets in warrants, nor more than 2% of its net assets in warrants that are not listed on the New York Stock Exchange or American Stock Exchange. The Equity Fund is not subject to such investment restrictions.

- The Equity Fund has a fundamental investment restriction under which it may not purchase or sell commodities or commodity contracts, or invest in oil, gas or other mineral exploration or development programs or mineral leases. The Growth Stock Fund has a similar fundamental investment restriction that precludes it from purchasing commodities or commodity contracts, except that it may enter into futures and options on futures and forward contracts.

- The Equity Fund has a fundamental investment restriction that precludes it from investing in or selling put options, call options, straddles, spreads, or any combination thereof; provided, however, that (1) the Fund may write covered call options with respect to their portfolio securities that are traded on a national securities exchange, and may enter into closing purchase transactions with respect to such options if, at the time of the writing of such options, the aggregate value of the securities subject to the options written by the Fund does not exceed 25% of the value of its total assets; and
  (2) the Fund may purchase put and call options to the extent permitted by its investment objectives and policies. The Growth Stock Fund has a non-fundamental investment restriction under which it may not write an option on a security unless, in compliance with SEC requirements, cash or liquid securities equal in value to the commodity value (less any applicable margin deposits) have been deposited in a segregated account. The Growth Stock Fund also has a non-fundamental policy under which it may buy or sell an option on a security, a futures contract or an option on a futures contract so long as the total initial margin and premiums on the contracts do not exceed 5% of its total assets.

- As a non-fundamental policy, the Growth Stock Fund may not invest more than 15% of its net assets in illiquid securities, including repurchase agreements maturing in more than seven days, while as a fundamental policy, the Equity Fund may not invest more than 10% of its net assets in illiquid securities.

- The Growth Stock Fund may lend portfolio securities only if the aggregate value of all securities loaned would not exceed 15% of its total assets, while the Equity Fund is not subject to such an investment restriction.

- The Equity Fund will not purchase securities while borrowings (including reverse repurchase agreements) in excess of 5% of its total assets are outstanding. The Growth Stock Fund is not subject to such an investment restriction.

Except as noted above, the Funds are subject to similar investment policies. For a complete list of each Fund's investment policies and restrictions, see each Fund's Statement of Additional Information. For more information about other investment strategies of the Growth Stock Fund, please see Appendix B.

5. WHAT CLASS OF GROWTH STOCK FUND SHARES WILL YOU RECEIVE IF THE ACQUISITION OCCURS?

Shareholders of the Equity Fund will receive shares of the Growth Stock Fund of the same class and with the same characteristics as the shares they currently own.

Contract owners are not currently, and will not be, able to purchase or redeem shares of the Growth Stock Fund directly, but only through Contracts offered by Participating Insurance Companies. Please refer to your Contract for more information.

6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION?

The Acquisition is expected to be tax-free for federal income tax purposes. This means the Equity Fund is not expected to recognize a gain or loss as a direct result of the Acquisition. However, since the Acquisition will end the Equity Fund's tax year, it may accelerate distributions from the Equity Fund to its shareholders. Specifically, the Equity Fund will recognize any net investment company taxable income and any net realized capital gains (after reduction by any available capital loss carryforwards) or losses in the short tax year ending on the date of the Acquisition, and will declare and pay a distribution of such income and such gains to its shareholders on or before that date. Certain other tax consequences are discussed below under "Federal Income Tax Consequences."

However, as an investor through a variable annuity contract or variable life insurance policy, you are an owner of a Contract and may disregard the above paragraph. As long as the Contracts qualify as annuity contracts under Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), the Acquisition, whether treated as a tax-free transaction or not, will not create any tax liability for owners of the Contracts.

                                    PROPOSAL

              ACQUISITION OF LIBERTY EQUITY FUND, VARIABLE SERIES
                BY STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES

THE PROPOSAL

Shareholders of the Equity Fund are being asked to approve the Agreement and Plan of Reorganization, which is attached as Appendix A to this Prospectus/Proxy Statement. By approving the Agreement and Plan of Reorganization, shareholders are also approving the Acquisition under the Agreement and Plan of Reorganization. As investors through variable annuity contracts or variable life insurance policies, contract owners are not shareholders but may notify their insurance companies as to how to vote on the proposed acquisition of Liberty Equity Fund, Variable Series by Stein Roe Growth Stock Fund, Variable Series. At a special meeting on February 16, 2005, the insurance companies will vote on the acquisition as instructed by their investors.

PRINCIPAL INVESTMENT RISKS

  What are the principal investment risks of the Growth Stock Fund, and how do they compare with those of the Equity Fund?

The principal risks associated with each Fund are generally similar because the Funds have generally similar investment goals and strategies. Both Funds are subject to market risk, management risk, sector risk, equity risk and the risk associated with investing in growth stocks. In addition, because the Growth Stock Fund may invest up to 25% of its assets in foreign stocks, the Growth Stock Fund is subject to the risks associated with investing in foreign securities. The Funds will be subject to the risks associated with fixed income securities to the extent they invest in convertible securities. The actual risks of investing in each Fund depend on the securities held in each Fund's portfolio and on market conditions, both of which change over time.

The principal risks of investing in the Fund are described below. There are many circumstances (including additional risks that are not described here) which could prevent the Fund from achieving its investment goal. You may lose money by investing in the Fund.

MANAGEMENT RISK means that the advisor's investment decisions might produce losses or cause the Fund to underperform when compared to other funds with a similar investment goal.

MARKET RISK means that security prices in a market, sector or industry may fall, reducing the value of your investment. Because of management and market risk, there is no guarantee that the Fund will achieve its investment goal or perform favorably among comparable funds.

SECTOR RISK is inherent in the Fund's investment strategy. Companies that are in different but closely related industries are sometimes described as being in the same broad economic sector. The values of stocks of different companies in a market sector may be similarly affected by particular economic or market events. Although the Fund does not intend to focus on any particular sector, at times the Fund may have a large portion of its assets invested in a particular sector. An example of a sector in which the Fund may sometimes have a large portion of its assets invested is technology. Technology companies may be significantly affected by falling prices and profits, and intense competition. In addition, the rate of technological change for technology companies is generally higher than for other companies, often requiring extensive and sustained investment in research and development, and exposing such companies to the risk of rapid product obsolescence. If a company does not perform as expected, the price of its stock could decline significantly. Many technology companies are currently operating at a loss and may never be profitable.

Since it purchases equity securities, the Fund is subject to EQUITY RISK. This is the risk that stock prices will fall over short or extended periods of time. Although the stock market has historically outperformed other asset classes over the long term, the equity market tends to move in cycles. Individual stock prices may fluctuate drastically from day-to-day and may underperform other asset classes over an extended period of time. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Growth stocks are stocks of companies believed to have above-average potential for growth in revenue and earnings. Prices may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

FOREIGN SECURITIES are subject to special risks. Foreign markets can be extremely volatile. Fluctuations in currency exchange rates may impact the value of foreign securities without a change in the intrinsic value of those securities. The liquidity of foreign securities may be more limited than domestic securities, which means that the Fund may, at times, be unable to sell foreign securities at desirable prices. Brokerage commissions, custodial fees and other fees are generally higher for foreign investments. Other risks include the following: possible delays in the settlement of transactions or in the notification of income; less publicly available information about companies; the impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of the company or its assets; and possible imposition of currency exchange controls.

INFORMATION ABOUT THE ACQUISITION

  Terms of the Agreement and Plan of Reorganization

If approved by the shareholders of the Equity Fund, the Acquisition is expected to occur on or around February 25, 2005, or on such other date as the parties may agree, under the Agreement and Plan of Reorganization. The following is a brief summary of the principal terms of the Agreement and Plan of Reorganization. Please review Appendix A for more information regarding the Agreement and Plan of Reorganization.

- The Equity Fund will transfer all of its assets and liabilities to the Growth Stock Fund in exchange for shares of the Growth Stock Fund with an aggregate net asset value equal to the net value of the transferred assets and liabilities.

- The Acquisition will close on the next business day after the time (currently scheduled to be 4:00 p.m. Eastern Time on February 25, 2005, or such other date and time as the parties may determine) when the net assets of each Fund are valued for purposes of the Acquisition.

- The Class A and Class B shares of the Growth Stock Fund received by the Equity Fund will be distributed to the Class A and Class B shareholders of the Equity Fund, respectively, pro rata in accordance with their percentage ownership of the Equity Fund in full liquidation of the Equity Fund.

- After the Acquisition, the Equity Fund will be terminated, and its affairs will be wound up in an orderly fashion.

- The Acquisition requires approval by the Equity Fund's shareholders and satisfaction of a number of other conditions; the Acquisition may be terminated at any time with the approval of the Trustees of the Liberty Trust and the SteinRoe Trust.

Shareholders who object to the Acquisition will not be entitled under Massachusetts law or the Declaration of Trust of the Liberty Trust to demand payment for, or an appraisal of, their shares. However, shareholders should be aware that the Acquisition as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes. In addition, shareholders may reallocate their investment in the Equity Fund among other investments available through their Contract prior to or following the Acquisition.

  Shares You Will Receive

If the Acquisition occurs, shareholders of the Equity Fund will receive shares in the Growth Stock Fund of the same class as the shares they currently own in the Growth Stock Fund. In comparison to your Equity Fund shares, shares of the Growth Stock Fund issued in connection with the Acquisition will have the following characteristics:

- They will have an aggregate net asset value equal to the aggregate net asset value of your Equity Fund shares as of the business day before the closing of the Acquisition.

- The procedures for purchasing and redeeming your shares will not change as a result of the Acquisition.

- Shareholders will have the same voting rights as they currently have, but as shareholders of the Growth Stock Fund of the SteinRoe Trust.

Information concerning the capitalization of each of the Funds is provided below under "Capitalization."

  Reasons for the Acquisition

The Trustees of the Liberty Trust, including all Trustees who are not "interested persons" of the Liberty Trust, have determined that the Acquisition would be in the best interests of the Equity Fund's shareholders and that the interests of existing shareholders in the Equity Fund would not be diluted as a result of the Acquisition. The Trustees have unanimously approved the Agreement and Plan of Reorganization and the Acquisition and recommended that Fund shareholders vote in favor of the Acquisition by approving the Agreement and Plan of Reorganization.

In proposing the Acquisition, Columbia presented to the Trustees, at a meeting held on October 13, 2004, the following reasons for the Equity Fund to enter into the Acquisition:

- The Acquisition offers shareholders of the Equity Fund an investment in a larger fund with an investment goal and strategies generally similar to those of the Equity Fund.

- Based on estimated expense ratios as of August 31, 2004, expenses are expected to decrease as a percentage of fund assets.

At the meetings, the Trustees (with the advice and assistance of independent counsel) also considered, among other things:

1. the Acquisition as part of a continuing initiative to streamline and improve the offerings of the Columbia Funds family;

2.  various potential shareholder benefits of the Acquisition;

3. the current asset level of the Equity Fund and the combined pro forma asset level of the Growth Stock Fund (assuming the Acquisition occurs);

4.  the historical performance results of the Funds;

5. the investment objectives and principal investment strategies of the Equity Fund and the Growth Stock Fund;

6. the fact that the Growth Stock Fund is expected to have a lower investment advisory fee and, accordingly, lower total operating expense ratios than the Equity Fund;

7. the historical and pro forma tax attributes of the Funds and the effect of the Acquisition on certain tax losses of the Funds (see "Federal Income Tax Consequences" below);

8. that the Funds would bear at least part of the expenses associated with the Acquisition; and

9. the potential benefits of the Acquisition to Columbia Management and its affiliates.

If approved, the Acquisition will combine the Equity Fund's assets with those of the Growth Stock Fund, resulting in a combined portfolio that is significantly larger than the Equity Fund (allowing the potential for more efficient operation by spreading relatively fixed costs, such as audit and legal fees, over a larger asset base). Larger mutual funds generally have more buying power (for example, they have greater opportunity to purchase round lots of securities) and are better able to diversify their portfolios.

The Equity Fund has experienced low levels of investment for the last three years, and its size is such that, absent higher levels of investment, its continued viability may eventually come into question. The Acquisition would allow Equity Fund shareholders the opportunity to be invested in a combined fund that could offer the benefits that come with larger asset size.

In addition, the Trustees considered the tax effects of the Acquisition and relative Fund performance results set forth below under "Performance Information." No assurance can be given that the Growth Stock Fund will achieve any particular level of performance after the Acquisition.

  Performance Information

The bar chart below shows the Equity Fund's calendar year total returns (before taxes) for its Class A shares. The performance table following the bar chart shows how the Equity Fund's average annual total returns for Class A and Class B shares compare with those of a broad measure of market performance for 1 year, 5 years and 10 years. The chart and table are intended to illustrate some of the risks of investing in the Equity Fund by showing changes in the Equity Fund's performance from year to year. All returns include the reinvestment of dividends and distributions. Performance results include the effect of expense reduction arrangements, if any. If these arrangements had not been in place, the performance results would have been lower. Any expense reduction arrangements may be discontinued at any time. The Equity Fund's performance results do not reflect any insurance-related charges or expenses. If these charges or expenses had been included, the performance shown would have been lower. As with all mutual funds, past performance does not predict the Equity Fund's future performance. The Equity Fund's returns are compared to the S&P 500 Index. As shown below, the Equity Fund outperformed the Growth Stock Fund for the five- and ten-year periods, but underperformed the Growth Stock Fund for the 1-year period ended December 31, 2004.

           CALENDAR YEAR TOTAL RETURNS (CLASS A)(1)

                                  (BAR CHART)

          3.47%   26.75%  21.49%  27.74%  23.52%  27.18%                          24.14%
                                                          -1.82%  -18.17% -27.64%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  The Fund's year-to-date total return through  For period shown in bar chart:
  September 30, 2004 (Class A) was              Best quarter: 4th quarter 1998, +25.67%
  [        ]%.                                  Worst quarter: 3rd quarter 2002, -18.19%

      AVERAGE ANNUAL TOTAL RETURNS -- FOR PERIODS ENDED DECEMBER 31, 2003

                                                            1 YEAR   5 YEARS   10 YEARS
Class A (%)(1)                                              24.14     -1.70      8.72
Class B (%)(2)                                              24.12     -1.70      8.72
---------------------------------------------------------------------------------------
S&P 500 Index (%)                                           28.68     -0.57     11.07

 (1) The returns of Class A shares of the Equity Fund include the returns of shares of the Galaxy VIP Equity Fund, the predecessor to the Equity Fund, for periods prior to April 14, 2003. The Galaxy VIP Equity Fund shares were initially offered on January 11, 1993 and Class A shares of the Equity Fund were initially offered on April 14, 2003.

 (2) The returns of Class B shares of the Equity Fund include the returns of shares of the Galaxy VIP Equity Fund, the predecessor to the Equity Fund, for periods prior to April 14, 2003. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between the predecessor shares and the newer class of shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of the newer class of shares would have been lower. The Galaxy VIP Equity Fund shares were initially offered on January 11, 1993 and Class B shares of the Equity Fund were initially offered on April 14, 2003.

The bar chart below shows the Growth Stock Fund's calendar year total returns (before taxes) for its Class A shares excluding sales charge. The performance table following the bar chart shows how the Growth Stock Fund's average annual total returns for Class A and Class B shares compare with those of a broad measure of market performance for 1 year, 5 years and 10 years. The chart and table are intended to illustrate some of the risks of investing in the Growth Stock Fund by showing changes in the Growth Stock Fund's performance from year to year. All returns include the reinvestment of dividends and distributions. Performance results include the effect of expense reduction arrangements, if any. If these arrangements had not been in place, the performance results would have been lower. Unless otherwise indicated, any expense reduction arrangements may be discontinued at any time. As with all mutual funds, past performance does not predict the Growth Stock Fund's future performance.

Returns and value of an investment will vary, resulting in a gain or a loss on sale. The Growth Stock Fund's performance results do not reflect any insurance-related charges or expenses. If these charges had been included, the performance shown would have been lower. Beginning in 2004, the Growth Stock Fund's benchmark was changed to the Russell 1000 Growth Index ("Russell Index"), an unmanaged index that tracks the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Previously, the Growth Stock Fund's returns were compared to the Standard & Poor's 500 Index ("S&P 500 Index"), an unmanaged index that tracks the performance of 500 widely held, large-capitalization U.S. stocks. The advisor believes that the Russell Index, because of its greater emphasis on companies with higher price-to-book ratios and higher forecasted growth values, more accurately reflects the type of securities in which the Growth Stock Fund invests. The Growth Stock Fund's average annual returns for the one-year, five-year and ten-year periods are shown compared to the Russell Index, as well as the Growth Stock Fund's previous benchmark, the S&P 500 Index. Unlike the Growth Stock Fund, indices are not investments, do not incur fees, expenses or taxes and are not professionally managed.

            CALENDAR YEAR TOTAL RETURNS (CLASS A)

                                  (BAR CHART)

                  37.73%  21.28%  32.28%  27.91%  36.94%                          25.24%
          -6.35%                                          -12.02% -24.64% -30.13%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  The Fund's year-to-date total return through  For period shown in bar chart:
  September 30, 2004 (Class A) was              Best quarter: 4th quarter 1998, +26.43%
  [        ]%.                                  Worst quarter: 3rd quarter 2001, -20.05%

      AVERAGE ANNUAL TOTAL RETURNS -- FOR PERIODS ENDED DECEMBER 31, 2003

                                              INCEPTION DATE   1 YEAR   5 YEARS   10 YEARS
Class A (%)                                       1/1/89       25.24     -4.50      7.72
Class B (%)(1)                                    6/1/00       25.05     -4.63      7.64
------------------------------------------------------------------------------------------
S&P 500 Index (%)                                    N/A       28.68     -0.57     11.07
------------------------------------------------------------------------------------------
Russell Index (%)                                    N/A       29.75     -5.11      9.21

 (1) Class B performance information includes returns of the Growth Stock Fund's Class A shares (the oldest existing fund class) for periods prior to its inception. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between Class A shares and Class B shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of Class B shares would have been lower. Class A shares were initially offered on January 1, 1989, and Class B shares were initially offered on June 1, 2000.

  Capitalization

The following table shows on an unaudited basis the capitalization of each of the Equity Fund and the Growth Stock Fund as of October 29, 2004, and on a pro forma combined basis, giving effect to the acquisition of the assets and liabilities of the Equity Fund by the Growth Stock Fund at net asset value as of that date.

                                                                             GROWTH STOCK
                                                              PRO FORMA     FUND PRO FORMA
                         EQUITY FUND    GROWTH STOCK FUND    ADJUSTMENTS     COMBINED(1)
Class A
  Net asset value        $34,845,572      $105,081,446        $ (50,300)(2)  $139,876,718
  Shares outstanding      2,436,101          4,662,341         (892,389)(3)     6,206,053
  Net asset value per
    share                $    14.30       $      22.54                       $      22.54
------------------------------------------------------------------------------------------
Class B
  Net asset value        $    1,237       $ 21,158,301               (2)(2)  $ 21,159,536
  Shares outstanding             86            942,486              (31)(3)       942,541
  Net asset value per
    share                $    14.31       $      22.45                       $      22.45
------------------------------------------------------------------------------------------

 (1) Assumes the Acquisition was consummated on October 29, 2004, and is for information purposes only. No assurance can be given as to how many shares of the Growth Stock Fund will be received by the shareholders of the Equity Fund on the date the Acquisition takes place, and the foregoing should not be relied upon to predict the number of shares of the Growth Stock Fund that actually will be received on or after such date.

 (2) Adjustments reflect one-time proxy, accounting, legal and other costs of the reorganization of $50,302 and $0 to be borne by the Equity Fund and the Growth Stock Fund, respectively.

 (3) Reflects the issuance of an estimated _________ Class A shares and _________ Class B shares of the Growth Stock Fund in a tax-free exchange for the net assets attributable to each class of shares of the Equity Fund, based on the net assets of each such class as of October 29, 2004, less anticipated merger expenses, divided by the net value of the corresponding class of Growth Stock Fund on that date.

  Financial Highlights of Stein Roe Growth Stock Fund, Variable Series

The financial highlights tables will help you understand the financial performance of the Growth Stock Fund for the periods listed below. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Growth Stock Fund (assuming reinvestment of all dividends and distributions) but do not reflect the cost of insurance and other company separate account charges which vary with the Contracts. The information for the fiscal year or period ended December 31, 2003, 2002, 2001, 2000 and 1999 was audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with the Growth Stock Fund's financial statements, is included in the Growth Stock Fund's annual report, which is available upon request. The information for the six months ended June 30, 2004 is unaudited.

              FINANCIAL HIGHLIGHTS FOR A CLASS A SHARE OUTSTANDING
                            THROUGHOUT EACH PERIOD.

                             (UNAUDITED)
                             SIX MONTHS
                                ENDED
                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                                2004         2003       2002       2001       2000       1999
NET ASSET VALUE, BEGINNING
  OF PERIOD                   $  24.28     $  19.48   $  27.93   $  44.65   $  57.93   $  43.53
-----------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT
  OPERATIONS:
Net investment income
  (loss)(a)                       0.01         0.04       0.07       0.04      (0.11)     (0.03)
Net realized and unrealized
  gain (loss) on
  investments                    (0.53)        4.85      (8.47)    (10.28)     (5.13)     15.79
-----------------------------------------------------------------------------------------------
  Total from Investment
    Operations                   (0.52)        4.89      (8.40)    (10.24)     (5.24)     15.76
-----------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED
  TO SHAREHOLDERS:
From net investment income       (0.04)       (0.09)     (0.05)        --(b)       --     (0.08)
From net realized gains             --           --         --      (6.48)     (8.04)     (1.28)
-----------------------------------------------------------------------------------------------
  Total Distributions
    Declared to
    Shareholders                 (0.04)       (0.09)     (0.05)     (6.48)     (8.04)     (1.36)
-----------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF
  PERIOD                      $  23.72     $  24.28   $  19.48   $  27.93   $  44.65   $  57.93
===============================================================================================
Total return(c)(d)              (2.16)%(e)    25.24%    (30.13)%   (24.64)%   (12.02)%    36.94%
RATIOS TO AVERAGE NET
  ASSETS/ SUPPLEMENTAL
  DATA:
Expenses(f)                       0.75%(g)     0.76%      0.77%      0.76%      0.68%      0.67%
Net investment income
  (loss)(f)                       0.09%(g)     0.16%      0.32%      0.13%     (0.20)%    (0.05)%
Portfolio turnover rate              1%(e)      138%        68%        57%        65%        70%
Net assets, end of period
  (000's)                     $119,258     $129,801   $123,015   $224,928   $376,243   $403,836

 (a) Per share data was calculated using average shares outstanding during the period.

 (b) Rounds to less than $0.01 per share.

 (c) Total return at net asset value assuming all distributions reinvested.

 (d) Total return figure does not include any insurance company charges associated with a variable annuity. If included, total return would be reduced.

 (e) Not annualized.

 (f) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (g) Annualized.

                    FINANCIAL HIGHLIGHTS FOR A CLASS B SHARE
                      OUTSTANDING THROUGHOUT EACH PERIOD.


                                 (UNAUDITED)
                                 SIX MONTHS
                                  ENDED                                                     PERIOD ENDED
                                 JUNE 30,               YEAR ENDED DECEMBER 31,             DECEMBER 31,
                                   2004            2003          2002          2001         2000 (a)
NET ASSET VALUE, BEGINNING OF
  PERIOD                          $ 24.19         $ 19.40       $ 27.82       $ 44.59         $ 50.85
--------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT
  OPERATIONS:
Net investment income (loss)(b)     (0.01)          (0.01)         0.03         (0.02)          (0.12)
Net realized and unrealized
  gain (loss) on investments        (0.53)           4.85         (8.45)       (10.27)          (6.14)
--------------------------------------------------------------------------------------------------------
  Total from Investment
    Operations                      (0.54)           4.84         (8.42)       (10.29)          (6.26)
--------------------------------------------------------------------------------------------------------
LESS DISTRIBUTIONS DECLARED TO
  SHAREHOLDERS:
From net investment income             --           (0.05)           --            --(c)           --
In excess of net realized gains        --              --            --         (6.48)             --
--------------------------------------------------------------------------------------------------------
  Total Distributions Declared
    to Shareholders                    --           (0.05)           --         (6.48)             --
--------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD    $ 23.65         $ 24.19       $ 19.40       $ 27.82         $ 44.59
========================================================================================================
Total return(d)(e)                  (2.23)%(f)(g)   25.05%(f)    (30.27)%(f)   (24.80)%(f)     (12.31)%(g)
RATIOS TO AVERAGE NET ASSETS/
  SUPPLEMENTAL DATA:
Expenses(h)                          0.95%(i)        0.95%         0.95%         0.95%           0.95%(i)
Net investment income (loss)(h)     (0.11)%(i)      (0.03)%        0.14%        (0.06)%         (0.43)%(i)
Waiver/reimbursement                 0.05%(i)        0.06%         0.07%         0.06%             --
Portfolio turnover rate                 1%(g)         138%           68%           57%             65%
Net assets, end of period
  (000's)                         $24,363         $25,730       $22,042       $32,830         $20,059

 (a) For the period from commencement of operations on June 1, 2000 to December 31, 2000.

 (b) Per share data was calculated using average shares outstanding during the period.

 (c) Rounds to less than $0.01 per share.

 (d) Total return at net asset value assuming all distributions reinvested.

 (e) Total return figure does not include any insurance company charges associated with a variable annuity. If included, total return would have been reduced.

 (f) Had the Investment Advisor and/or Distributor not waived or reimbursed a portion of expenses, total return would have been reduced.

 (g) Not annualized.

 (h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

 (i) Annualized.

  Federal Income Tax Consequences

The Acquisition is intended to be a tax-free reorganization. Ropes & Gray LLP has delivered to the Equity Fund and the Growth Stock Fund an opinion, and the closing of the Acquisition will be conditioned on receipt of a letter from Ropes & Gray confirming such opinion, to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), although not entirely free from doubt, for federal income tax purposes:

- the Acquisition will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Equity Fund and the Growth Stock Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

- under Section 361 of the Code, no gain or loss will be recognized by the Equity Fund upon the transfer of its assets to the Growth Stock Fund in exchange for Growth Stock Fund shares and the assumption by the Growth Stock Fund of the Equity Fund's liabilities, or upon the distribution of Growth Stock Fund shares by the Equity Fund to its shareholders in liquidation;

- under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Equity Fund on the distribution of Growth Stock Fund shares to them in exchange for their shares of the Equity Fund;

- under Section 358 of the Code, the aggregate tax basis of the Growth Stock Fund shares that the Equity Fund's shareholders receive in exchange for their Equity Fund shares will be the same as the aggregate tax basis of the Equity Fund shares exchanged therefor;

- under Section 1223(1) of the Code, an Equity Fund shareholder's holding period for the Growth Stock Fund shares received will be determined by including the holding period for the Equity Fund shares exchanged therefor, provided that the shareholder held the Equity Fund shares as a capital asset;

- under Section 1032 of the Code, no gain or loss will be recognized by the Growth Stock Fund upon receipt of the assets transferred to the Growth Stock Fund in exchange for Growth Stock Fund shares and the assumption by the Growth Stock Fund of the liabilities of the Equity Fund;

- under Section 362(b) of the Code, the Growth Stock Fund's tax basis in the assets that the Growth Stock Fund receives from the Equity Fund will be the same as the Equity Fund's tax basis in such assets immediately prior to such exchange;

- under Section 1223(2) of the Code, the Growth Stock Fund's holding periods in such assets will include the Equity Fund's holding periods in such assets; and

- under Section 381 of the Code, the Growth Stock Fund will succeed to the capital loss carryovers of the Equity Fund, if any, but the use by the Growth Stock Fund of any such capital loss carryovers (and of capital loss carryovers of the Growth Stock Fund) may be subject to limitation under Section 383 of the Code.

The opinion is, and the confirming letter will be, based on certain factual certifications made by officers of Liberty Trust and SteinRoe Trust and will also be based on customary assumptions. Neither the opinion nor the confirming letter is a guarantee that the tax consequences of the Acquisition will be as described above.

Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Prior to the closing of the Acquisition, the Equity Fund will, and the Growth Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains (after reduction by any available capital loss carryforwards), if any, through the closing of the Acquisition. Such distributions will be taxable to shareholders.

This description of the federal income tax consequences of the Acquisition is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Acquisition, including the applicability and effect of state, local, non-U.S. and other tax laws.

THE TRUSTEES OF LIBERTY TRUST UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.

  Required Vote for the Proposal

Approval of the Agreement and Plan of Reorganization will require the affirmative vote of a majority of the outstanding shares of the Equity Fund. With respect to the approval of the Agreement and Plan of Reorganization, the term "majority of the outstanding shares" of the Equity Fund means the lesser of (a) the holders of 67% or more of the shares of the Equity Fund present at the Meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Equity Fund. See "General -- Voting Information" below for more information about voting your shares. A vote of the shareholders of the Growth Stock Fund is not needed to approve the Acquisition.

                                    GENERAL

VOTING INFORMATION

The Trustees of the Liberty Trust are soliciting proxies from the shareholders of the Equity Fund in connection with the Meeting, which has been called to be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at One Financial Center, Boston, Massachusetts 02111. The meeting notice, this Prospectus/Proxy Statement and proxy materials are being mailed to shareholders beginning on or about December [__], 2004.

As of [ ________ ], 2004, the Equity Fund had [ ________ ] shares outstanding. Only shareholders who owned shares on the record date, December 1, 2004, are entitled to vote at the Meeting. Except for certain seed capital investments, all shares are owned of record by sub-accounts of Separate Accounts of the Participating Insurance Companies. Shareholders of the Equity Fund are entitled to cast one vote for each share held, and a proportionate fractional vote for each fractional share held.

Quorum and Method of Tabulation. Votes cast in person or by proxy at the Meeting will be counted by persons appointed by the Equity Fund as tellers for the Meeting (the "Tellers"). Thirty percent (30%) of the shares of the Equity Fund outstanding on the record date, present in person or represented by proxy, constitute a quorum for the transaction of business by the shareholders of the Equity Fund at the Meeting. In determining whether a quorum is present, the Tellers will count shares represented by proxies that reflect abstentions as shares that are present and entitled to vote. However, these shares will not be counted as having voted in favor of the Proposal, and therefore they will have the same effect as if they cast votes against the Proposal.

Share Ownership. As of [ ________ ], 2004, the SteinRoe Trust believes that the officers and Trustees of the SteinRoe Trust, as a group, beneficially owned less than 1% of the outstanding shares of each class of shares of the Growth Stock Fund and of the SteinRoe Trust as a whole. As of

[ ________ ], 2004, the Liberty Trust believes that the officers and Trustees of Liberty Trust, as a group, beneficially owned less than 1% of the shares of the Equity Fund and of Liberty Trust as a whole. As of ________ , 2004, the following shareholders owned of record or beneficially 5% or more of the outstanding shares of the noted class of the Funds:

                                                        PERCENTAGE OF        PERCENTAGE OF
                                                     OUTSTANDING SHARES    OUTSTANDING SHARES
                                                       OF CLASS OWNED        OF CLASS OWNED
                                                     BEFORE CONSUMMATION   UPON CONSUMMATION
FUND AND CLASS         SHAREHOLDER NAME AND ADDRESS    OF ACQUISITION       OF ACQUISITION*
EQUITY FUND
Class A
Class B
---------------------------------------------------------------------------------------------
GROWTH STOCK FUND
Class A
Class B
---------------------------------------------------------------------------------------------

 * Indicates the percentage of Growth Stock Fund shares to be owned of record or beneficially upon consummation of the Acquisition on the basis of present holdings.

 + As of record on December 1, 2004, this Participating Insurance Company owned 25% or more of the then outstanding shares of the Fund noted and, therefore, may be deemed to "control" such Fund.

Contract Owner Instructions. The Participating Insurance Companies are mailing copies of these proxy materials to the holders of their Contracts, who, by completing and signing the accompanying voting instruction card, will instruct the Separate Accounts how they wish the shares of the Fund to be voted. Each Contract owner is entitled to instruct his or her Participating Insurance Company as to how to vote its shares held on behalf of such Contract owner. The Separate Accounts will vote shares of the Funds as instructed on the voting instruction cards by their Contract owners. If a Contract owner simply signs and returns the voting instruction card, the Separate Accounts will treat the card as an instruction to vote the shares represented thereby in favor of the Proposal. The Separate Accounts intend to vote shares for which no voting instruction cards are returned in the same proportion as the shares for which voting instruction cards are returned. Shares attributable to amounts retained by the Participating Insurance Companies will be voted in the same proportion as votes cast by Contract owners. Accordingly, there are not expected to be any "broker non-votes." "Broker non-votes" are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and
(ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted.

Any Contract owner giving instructions to a Participating Insurance Company has the power to revoke such instructions by mail by providing superseding instructions. All properly executed instructions received in time for the meeting will be voted as specified in the instructions.

Solicitation of Proxies. Proxies and voting instructions will be solicited primarily by mailing this Prospectus/Proxy Statement and its enclosures. Officers of the Equity Fund or employees or agents of Columbia and its affiliated companies may solicit voting instructions from Contract owners in person or by telephone.

Revocation of Proxies by Participating Insurance Companies. Proxies, including proxies given by telephone, may be revoked at any time by the Participating Insurance Company shareholder before they are voted either (i) by written revocation received by the Secretary of the Equity Fund, (ii) by properly executing a later-dated proxy, or (iii) by attending the Meeting and voting in person.

Costs. The estimated costs of the Meeting, including the costs of soliciting proxies, and the costs of the Acquisition to be borne by the Growth Stock Fund and the Equity Fund are approximately $50,302 and $0, respectively. Columbia is also bearing a portion of such costs. This portion to be borne by Columbia is in addition to the amounts to be borne by the Funds. In the event that the shareholders of the Equity Fund do not approve the Agreement and Plan of Reorganization or the Acquisition does not close for any reason, Columbia will bear the costs of the failed Acquisition which would otherwise have been borne by the Growth Stock Fund and the Equity Fund.

Adjournments; Other Business. If the Equity Fund has not received enough votes by the time of the Meeting to approve the Proposal, the persons named as proxies may propose that such Meeting be adjourned one or more times to permit further solicitation of proxies. Any adjournment requires the affirmative vote of a majority of the total number of shares of the Equity Fund that are present in person or by proxy on the question when the adjournment is being voted on. The persons named as proxies will vote in favor of any such adjournment all proxies that they are entitled to vote in favor of the Proposal. They will vote against any such adjournment any proxy that directs them to vote against the Proposal. They will not vote any proxy that directs them to abstain from voting on the Proposal.

The Meeting has been called to transact any business that properly comes before it. The only business that management of the Equity Fund intends to present or knows that others will present is the Proposal. If any other matters properly come before the Meeting, and on all matters incidental to the conduct of the Meeting, the persons named as proxies intend to vote the proxies in accordance with their judgment, unless the Secretary of the Equity Fund has previously received written contrary instructions from the shareholder entitled to vote the shares.

Advisor's and Underwriter's Addresses. The address of each Fund's investment advisor, Columbia Management Advisors, Inc., is 100 Federal Street, Boston, Massachusetts 02110. The address of each Fund's principal underwriter, Columbia Funds Distributor, Inc., is One Financial Center, Boston, Massachusetts 02111.

APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization dated as of [ ________ ], 2004, is by and among Liberty Variable Investment Trust (the "Trust"), a Massachusetts business trust established under a Declaration of Trust dated March 4, 1993, as amended, on behalf of Liberty Equity Fund, Variable Series (the "Acquired Fund"), a series of the Trust, SteinRoe Variable Investment Trust (the "Acquiring Trust"), a Massachusetts business trust established under a Declaration of Trust dated June 9, 1987, as amended, on behalf of Stein Roe Growth Stock Fund, Variable Series (the "Acquiring Fund"), a series of the Acquiring Trust, and Columbia Management Group, Inc. ("Columbia").

This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and any successor provision. The reorganization will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class A shares of beneficial interest of the Acquiring Fund ("Class A Acquisition Shares") and Class B shares of beneficial interest of the Acquiring Fund ("Class B Acquisition Shares," and together with Class A Acquisition Shares, "Acquisition Shares") and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (other than certain expenses of the reorganization contemplated hereby) and the distribution of such Class A and Class B Acquisition Shares to the Class A and Class B shareholders, respectively, of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ACQUISITION SHARES AND LIQUIDATION OF ACQUIRED FUND.

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

        (a) The Trust, on behalf of the Acquired Fund, will transfer and deliver to the Acquiring Fund, and the Acquiring Fund will acquire, all the assets of the Acquired Fund as set forth in paragraph 1.2;

        (b) The Acquiring Fund will assume all of the Acquired Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date (as defined in paragraph 1.2 hereof) (the "Obligations"); and

        (c) The Acquiring Fund will issue and deliver to the Acquired Fund in exchange for such assets the number of Class A and Class B Acquisition Shares (including fractional shares, if any) determined by dividing the net asset values of the Class A and Class B shares of the Acquired Fund, respectively, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A or Class B Acquisition Share, as applicable, computed in the manner and as of the time and date set forth in paragraph
            2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets which are owned by the Acquired Fund on the closing date provided in paragraph
          3.1 (the "Closing Date") and any deferred expenses, other than unamortized organizational expenses, shown as an asset on the books of the Acquired Fund on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Trust's current and former Trustees and officers, acting in their capacities as such, under the Trust's Declaration of Trust and Code of Regulations as in effect as of the date of this Agreement shall survive the reorganization as obligations of the Acquiring Fund and shall continue in full force and effect, without any amendment thereto, and shall constitute rights which may be asserted against the Acquiring Trust, its successors or assigns.

     1.3 As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to its Class A shareholders of record ("Acquired Fund Class A Shareholders"), determined as of the close of business on the Valuation Date (as defined in paragraph 2.1), Class A Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1 and to its Class B shareholders of record ("Acquired Fund Class B Shareholders," and together with Acquired Fund Class A Shareholders,

"Acquired Fund Shareholders"), determined as of the close of business on the Valuation Date, Class B Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of Acquisition Shares due such shareholders. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

     1.4  With respect to Acquisition Shares distributable pursuant to paragraph
          1.3 to an Acquired Fund Shareholder holding a certificate or certificates for shares of the Acquired Fund, if any, on the Valuation Date, the Acquiring Trust will not permit such shareholder to receive Acquisition Share certificates therefor, exchange such Acquisition Shares for shares of other investment companies, effect an account transfer of such Acquisition Shares, or pledge or redeem such Acquisition Shares until the Acquiring Trust has been notified by the Acquired Fund or its agent that such Acquired Fund Shareholder has surrendered all his or her outstanding certificates for Acquired Fund shares or, in the event of lost certificates, posted adequate bond.

     1.5 After the Closing Date, the Acquired Fund shall not conduct any business except in connection with its liquidation.

2.   VALUATION.

     2.1 For the purpose of paragraph 1, the value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value computed as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (such time and date being herein called the "Valuation Date") using the valuation procedures set forth in the Declaration of Trust of the Acquiring Trust and the then current prospectus or prospectuses or statement or statements of additional information of the Acquiring Fund (collectively, as amended or supplemented from time to time, the "Acquiring Fund Prospectus"), and shall be certified by the Acquired Fund.

     2.2 For the purpose of paragraph 2.1, the net asset value of a Class A or Class B Acquisition Share shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Declaration of Trust of the Acquiring Trust and the Acquiring Fund Prospectus.

3.   CLOSING AND CLOSING DATE.

     3.1 The Closing Date shall be on [ ________ ], 2004, or on such other date as the parties may agree. The Closing shall be held at 9:00 a.m. at Columbia's offices, One Financial Center, Boston, Massachusetts 02111, or at such other time and/or place as the parties may agree.

     3.2 The portfolio securities of the Acquired Fund shall be made available by the Acquired Fund to State Street Corporation, as custodian for the Acquiring Fund (the "Custodian"), for examination no later than five business days preceding the Valuation Date. On the Closing Date, such portfolio securities and all the Acquired Fund's cash shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund, such portfolio securities to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department's book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the 1940 Act and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of "State Street Corporation, custodian for Stein Roe Growth Stock Fund, Variable Series."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Trust or the Acquiring Trust upon the giving of written notice to the other party.

     3.4 At the Closing, the Acquired Fund or its transfer agent shall deliver to the Acquiring Fund or its designated agent a list of the names and addresses of the Acquired Fund Shareholders and the number of outstanding shares of beneficial interest of the Acquired Fund owned by each Acquired Fund Shareholder, all as of the close of business on the Valuation Date, certified by the Vice President, Secretary or Assistant Secretary of the Trust. The Acquiring Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that the Acquisition Shares issuable pursuant to paragraph 1.1 have been credited to the Acquired Fund's account on the books of the Acquiring Fund. On the Liquidation Date, the Acquiring Trust will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that such Acquisition Shares have been credited pro rata to open accounts in the names of the Acquired Fund Shareholders as provided in paragraph 1.3.

     3.5 At the Closing each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 1.

4.   REPRESENTATIONS AND WARRANTIES.

     4.1 The Trust, on behalf of the Acquired Fund, represents and warrants the following to the Acquiring Trust and to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing
          Date:

        (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

        (b) The Trust is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquired Fund is a separate series thereof duly designated in accordance with the applicable provisions of the Declaration of Trust of the Trust and the 1940 Act;

        (c) The Trust is not in violation in any material respect of any provision of its Declaration of Trust or Code of Regulations or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust is a party or by which the Acquired Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (d) The Trust has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) which if terminated may result in material liability to the Acquired Fund or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Acquired Fund;

        (e) To the knowledge of such counsel, except as has been disclosed in writing to the Acquiring Trust or the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquired Fund or any of their properties or assets or any person whom the Trust or the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (f) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Acquired Fund at, as of and for the year ended December 31, 2003, audited by PricewaterhouseCoopers LLP, and the statement of assets and liabilities, the statement of operations, the statement of changes in net assets and the schedule of investments at, as of and for the six months ended June 30, 2004, copies of which have been furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the

Acquired Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquired Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since June 30, 2004;

        (g) Since June 30, 2004, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquired Fund of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (h) As of the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquired Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquired Fund's knowledge, it will not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (i) The Acquired Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. Neither the Trust nor the Acquired Fund has at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquired Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquired Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquired Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (j) For all taxable years and all applicable quarters of the Acquired Fund from the date of its inception, the assets of the Acquired Fund have been sufficiently diversified that each segregated asset account investing all its assets in the Acquired Fund was adequately diversified within the meaning of Section 817(h) of the Code and applicable regulations thereunder;

        (k) The authorized capital of the Trust consists of an unlimited number of shares of beneficial interest with no par value, of multiple series. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquired Fund's then current prospectus or prospectuses or statement or statements of additional information (collectively, as amended or supplemented from time to time, the "Acquired Fund Prospectus") by the Trust and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. No options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of beneficial interest of the Acquired Fund are outstanding and none will be outstanding on the Closing Date;

        (l) The Acquired Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus or prospectuses and statement or statements of additional information as in effect from time to time, except as previously disclosed in writing to the Acquiring Fund;

        (m) The execution, delivery and performance of this Agreement has been duly authorized by the Trustees of the Trust, and, upon approval thereof by the required majority of the shareholders of the Acquired Fund, this Agreement will constitute the valid and binding obligation of the Acquired Fund enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (n) The Acquisition Shares to be issued to the Acquired Fund pursuant to paragraph 1 will not be acquired for the purpose of making any distribution thereof other than to the Acquired Fund Shareholders as provided in paragraph 1.3;

        (o) The information provided by the Acquired Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations as applicable thereto;

        (p) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state insurance, securities or "Blue Sky" laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico);

        (q) At the Closing Date, the Trust, on behalf of the Acquired Fund, will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and liabilities and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of June 30, 2004, referred to in subparagraph 4.1(f) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Closing Date;

        (r) At the Closing Date, the Acquired Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act and in compliance with such other mandatory investment restrictions as are set forth in the Acquiring Fund Prospectus, as amended through the Closing Date; and

        (s) No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed by the Acquired Fund to the Acquiring Fund.

     4.2 The Acquiring Trust, on behalf of the Acquiring Fund, represents and warrants the following to the Trust and to the Acquired Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing
          Date:

        (a) The Acquiring Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

        (b) The Acquiring Trust is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquiring Fund is a separate series thereof duly designated in accordance with the applicable provisions of the Declaration of Trust of the Acquiring Trust and the 1940 Act;

        (c) The Acquiring Fund Prospectus conforms in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no material contracts to which the Acquiring Fund is a party that are not referred to in such Prospectus or in the registration statement of which it is a part;

        (d) At the Closing Date, the Acquiring Fund will have good and marketable title to its assets;

        (e) The Acquiring Trust is not in violation in any material respect of any provisions of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Trust is a party or by which the Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (f) To the knowledge of such counsel, except as has been disclosed in writing to the Trust or the Trust or the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquiring Trust or the Acquiring Fund or any of their properties or assets or any person whom the Acquiring Trust or the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Acquiring Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (g) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments at, as of and for the two years ended December 31, 2003, of the Acquiring Fund, audited by PricewaterhouseCoopers LLP, and the statement of assets and liabilities, the statement of operations, the statement of changes in net assets and the schedule of investments at, as of and for the six months ended June 30, 2004, copies of which have been furnished to the Acquired Fund, fairly reflect the financial condition and results of operations of the Acquiring Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquiring Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since June 30, 2004;

        (h) Since June 30, 2004, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquiring Fund of indebtedness. For the purposes of this subparagraph (h), changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (i) As of the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or any assessments received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquiring Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquiring Fund's knowledge, it will not have not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (j) The Acquiring Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. Neither the Acquiring Trust nor the Acquiring Fund has at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquiring Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquiring Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquiring Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (k) For all taxable years and all applicable quarters of the Acquiring Fund from the date of its inception, the assets of the Acquiring Fund have been sufficiently diversified that each segregated asset account investing all its assets in the Acquiring Fund was adequately diversified within the meaning of Section 817(h) of the Code and applicable regulations thereunder;

        (l) The authorized capital of the Acquiring Trust consists of an unlimited number of shares of beneficial interest, no par value, of such number of different series as the Board of Trustees may authorize from time to time. The outstanding shares of beneficial interest in the Acquiring Fund are, and at the Closing Date will be, divided into Class A shares and Class B shares, each having the characteristics described in the Acquiring Fund Prospectus. All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Acquiring Trust, and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. No options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of beneficial interest in the Acquiring Fund of any class are outstanding and none will be outstanding on the Closing Date;

        (m) The Acquiring Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Acquiring Fund Prospectus;

        (n) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Trust, and this Agreement constitutes the valid and binding obligation of the Acquiring Trust and the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (o) The Acquisition Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Class A and Class B shares of beneficial interest in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Acquiring Trust, and no shareholder of the Acquiring Trust will have any preemptive right of subscription or purchase in respect thereof;

        (p) The information to be furnished by the Acquiring Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations applicable thereto; and

        (q) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and state insurance, securities or "Blue Sky" laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

5.   COVENANTS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

The Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, each hereby covenants and agrees with the other as follows:

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

     5.2 The Acquired Fund will call a meeting of its shareholders to be held prior to the Closing Date to consider and act upon this Agreement and take all other reasonable action necessary to obtain the required shareholder approval of the transactions contemplated hereby.

     5.3 In connection with the Acquired Fund shareholders' meeting referred to in paragraph 5.2, the Acquired Fund will prepare a Prospectus/Proxy Statement for such meeting, to be included in a Registration Statement on Form N-14 (the "Registration Statement") which the Acquiring Trust will prepare and file for the registration under the 1933 Act of the Acquisition Shares to be distributed to the Acquired Fund shareholders pursuant hereto, all in compliance with the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act.

     5.4 The information to be furnished by the Acquired Fund for use in the Registration Statement and the information to be furnished by the Acquiring Fund for use in the Prospectus/Proxy Statement, each as referred to in paragraph 5.3, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations thereunder applicable thereto.

     5.5 The Acquiring Fund will advise the Acquired Fund promptly if at any time prior to the Closing Date the assets of the Acquired Fund include any securities which the Acquiring Fund is not permitted to acquire.

     5.6 Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party's obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

     5.7 The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or "Blue Sky" laws as it may deem appropriate in order to continue its operations after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Trust and the Acquiring Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     6.1 The Acquiring Trust, on behalf of the Acquiring Fund, shall have delivered to the Trust, on behalf of the Acquired Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Trust on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquiring Trust and the Acquiring Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date.

     6.2 The Trust shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Acquiring Trust for the transactions contemplated hereby, dated the Closing Date and, in a form satisfactory to the Trust, to the following effect:

        (a) The Acquiring Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquiring Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the Declaration of Trust and By-laws of the Acquiring Trust;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquiring Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Trust on behalf of the Acquired Fund, is the valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquiring Fund has the power to assume the liabilities to be assumed by it hereunder and upon consummation of the transactions contemplated hereby the Acquiring Fund will have duly assumed such liabilities;

        (d) The Acquisition Shares to be issued for transfer to the Acquired Fund Shareholders as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and fully paid and nonassessable Class A and Class B shares of beneficial interest in the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof;

        (e) The execution and delivery of this Agreement did not, and the performance by the Acquiring Trust and the Acquiring Fund of their respective obligations hereunder will not, violate the Acquiring Trust's Declaration of Trust or By-laws, or any provision of any agreement known to such counsel to which the Acquiring Trust or the Acquiring Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Acquiring Trust or the Acquiring Fund is a party or by which either of them is bound;

        (f) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Trust or the Acquiring Fund of the transactions contemplated by this Agreement except such as may be required under state securities or "Blue Sky" laws or such as have been obtained;

        (g) Such counsel does not know of any legal or governmental proceedings relating to the Acquiring Trust or the Acquiring Fund existing on or before the date of mailing of the Prospectus/Proxy Statement referred to in paragraph 5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (h) The Acquiring Trust is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (i) To the knowledge of such counsel, except as has been disclosed in writing to the Trust or the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquiring Trust or the Acquiring Fund or any of their properties or assets or any person whom the Acquiring Trust or the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Acquiring Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     7.1 The Trust, on behalf of the Acquired Fund, shall have delivered to the Acquiring Trust, on behalf of the Acquiring Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Trust and the Acquired Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date;

     7.2 The Acquiring Trust shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Trust for the transactions contemplated hereby, dated the Closing Date and in a form satisfactory to the Acquiring Trust, to the following effect:

        (a) The Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquired Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the Declaration of Trust and Code of Regulations of the Trust;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquired Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Acquiring Trust on behalf of the Acquiring Fund, is the valid and binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquired Fund has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Acquired Fund will have duly transferred such assets to the Acquiring Fund;

        (d) The execution and delivery of this Agreement did not, and the performance by the Trust and the Acquired Fund of their respective obligations hereunder will not, violate the Trust's Declaration of Trust or Code of Regulations, or any provision of any agreement known to such counsel to which the Trust or the Acquired Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Trust or the Acquired Fund is a party or by which it is bound;

        (e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Trust or the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained;

        (f) Such counsel does not know of any legal or governmental proceedings relating to the Trust or the Acquired Fund existing on or before the date of mailing of the Prospectus/ Proxy Statement referred to in paragraph 5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (g) The Trust is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (h) To the knowledge of such counsel, except as has been disclosed in writing to the Trust or the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquired Fund or any of their properties or assets or any person whom the Trust or the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby.

     7.3 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous dividends, shall have the effect of distributing all of the Acquired Fund's investment company taxable income for its taxable years ending on or after December 31, 2003, and on or prior to the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gains realized in each of its taxable years ending on or after December 31, 2003, and on or prior to the Closing Date.

     7.4 The Acquired Fund shall have furnished to the Acquiring Fund a certificate, signed by the President (or any Vice President) and the Treasurer of the Trust, as to the adjusted tax basis in the hands of the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement.

     7.5 The custodian of the Acquired Fund shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held by such custodian as of the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

The respective obligations of the Trust and the Acquiring Trust hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have received all necessary shareholder approvals at the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2.

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state "Blue Sky" and securities authorities) deemed necessary by the Trust or the Acquiring Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The Trust, on behalf of the Acquired Fund, shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Trust, and the Acquiring Trust, on behalf of the Acquiring Fund, shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Acquiring Trust, each substantially to the effect that, for federal income tax purposes:

        (a) The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the Acquiring Fund's assumption of the liabilities and obligations of the Acquired Fund and issuance of the Acquisition Shares, followed by the distribution by the Acquired Fund of such Acquisition Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund, all as provided in paragraph 1 hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

        (b) No gain or loss will be recognized by the Acquired Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for the Acquisition Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or (ii) upon the distribution of the Acquisition Shares by the Acquired Fund to its shareholders in liquidation, as contemplated in paragraph 1 hereof;

        (c) No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquired Fund in exchange for the assumption of liabilities and obligations and issuance of the Acquisition Shares as contemplated in paragraph 1 hereof;

        (d) The tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer;

        (e) The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund;

        (f) No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of all of their Acquired Fund shares for the Acquisition Shares;

        (g) The aggregate tax basis of the Acquisition Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

        (h) An Acquired Fund shareholder's holding period for the Acquisition Shares to be received will include the period during which the Acquired Fund shares exchanged therefor were held, provided that the shareholder held the Acquired Fund shares as a capital asset on the date of the exchange; and

        (i) The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

          The opinion and the confirming letter will be based on certain factual certifications made by officers of the Trust and the Acquiring Trust and will also be based on customary assumptions. Neither the opinion nor the confirming letter is a guarantee that the tax consequences of the relevant Acquisition will be as described above.

          Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

     8.6 At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the Board of Trustees of the Trust and the Board of Trustees of the Acquiring Trust, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Acquired Fund or the Acquiring Fund.

9.   BROKERAGE FEES AND EXPENSES.

     9.1 The Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 All fees paid to governmental authorities for the registration or qualification of the Acquisition Shares and all transfer agency costs related to the Acquisition Shares shall be allocated to the

Acquiring Trust, on behalf of the Acquiring Fund. All fees and expenses related to printing, mailing, solicitation of proxies and tabulation of votes of Acquired Fund shareholders shall be allocated to the Trust, on behalf of the
        Acquired Fund. All of the other expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this Agreement shall be allocated equally between the Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund. The expenses detailed above shall be borne [one hundred percent (100%) by Columbia].

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

     10.1 The Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 1.1, 1.3, 1.5, 5.4, 9, 10, 13 and 14.

11.  TERMINATION.

     11.1 This Agreement may be terminated by the mutual agreement of the Trust and the Acquiring Trust. In addition, either the Trust or the Acquiring Trust may at its option terminate this Agreement at or prior to the Closing Date because:

        (a) Of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

        (b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

        (c) Any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 11.1(c) shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

        If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2004, this Agreement shall automatically terminate on that date unless a later date is agreed to by both the Trust and the Acquiring Trust.

     11.2 If for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

12.  AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund; provided, however, that following the shareholders' meeting called by the Acquired Fund pursuant to paragraph 5.2 no such amendment may have the effect of changing the provisions for determining the number of the Acquisition Shares to be issued to shareholders of the Acquired Fund under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to SteinRoe Variable Investment Trust or Liberty Variable Investment Trust, One Financial Center, Boston, Massachusetts 02111, Attention: Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON-RECOURSE.

     14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3 This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the Commonwealth of Massachusetts, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     14.5 A copy of the Declaration of Trust of the Trust and the Declaration of Trust of the Acquiring Trust are each on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that no trustee, officer, agent or employee of either the Trust or the Acquiring Trust shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and properties of the Acquired Fund and the Acquiring Fund.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as a sealed instrument by its President or Treasurer and its corporate seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

                                           LIBERTY VARIABLE INVESTMENT TRUST
                                           on behalf of Liberty Equity Fund,
                                           Variable Series

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------

                                           STEIN ROE VARIABLE INVESTMENT TRUST
                                           on behalf of Stein Roe Growth Stock
                                           Fund, Variable Series

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------
                                           Solely for purposes of Paragraph 9.2
                                           of the Agreement

                                           COLUMBIA MANAGEMENT
                                           GROUP, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       --------------------------------------
Title:
     --------------------------------------

APPENDIX B

                           INFORMATION APPLICABLE TO
                  STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES

SteinRoe Variable Investment Trust ("Trust") includes five separate mutual funds, including the Stein Roe Growth Stock Fund, Variable Series ("Fund"), each with its own investment goal and strategies. The Fund is an investment option under variable annuity contracts ("VA contracts") and variable life insurance policies ("VLI policies") issued by life insurance companies ("Participating Insurance Companies"). Participating Insurance Companies invest in the Fund through separate accounts that they set up for that purpose. Owners of VA contracts and VLI policies invest in sub-accounts of those separate accounts through instructions they give to their insurance company. The principal underwriter of the Fund is Columbia Funds Distributor, Inc. ("CFD"). CFD is a direct wholly owned subsidiary of Columbia Management Advisors, Inc., the Fund's investment advisor.

The prospectuses of the Participating Insurance Companies' separate accounts describe which funds are available to the purchasers of their own VA contracts and VLI policies. The Trust assumes no responsibility for the accuracy of those prospectuses.

DEFINING CAPITALIZATION

A company's market capitalization is simply its stock price multiplied by the number of shares of stock it has outstanding. In the financial markets, companies generally are sorted into one of three capitalization-based categories: large capitalization ("large-cap"); middle capitalization ("mid-cap"); or small capitalization ("small-cap"). All market capitalizations are determined at the time of purchase.

  Large Capitalization. Large-cap stocks are stocks of larger companies that have market capitalizations similar in size to those companies in the Russell 1000 Growth Index. As of December 31, 2003, that index included companies with capitalizations between approximately $600 million and $310 billion.

  Middle Capitalization. Mid-cap stocks are stocks with market capitalizations between $1 billion and the capitalization of the largest stock in the Standard & Poor's MidCap 400 Index ("S&P MidCap Index") ($10.4 billion as of December 31, 2001). In addition, any stock that is represented in the S&P MidCap Index is considered a mid-cap stock.

  Small Capitalization. Small-cap stocks are stocks of small-size companies that have market capitalizations similar in size to those of the companies in the Russell 2000 Growth Index. As of December 31, 2003, that index included companies with capitalizations between approximately $20 million and $2.7 billion.

TRUST MANAGEMENT ORGANIZATIONS

  THE TRUSTEES

The business of the Trust and the Fund is supervised by the Trust's Board of Trustees. The Statement of Additional Information of the Fund contains the names of and biographical information on the Trustees.

  INVESTMENT ADVISOR:  COLUMBIA MANAGEMENT ADVISORS, INC.

Columbia Management Advisors, Inc. ("Columbia Management"), located at 100 Federal Street, Boston, Massachusetts 02110, is each Fund's investment advisor. The advisor is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia"), which is an indirect wholly owned subsidiary of Bank of America Corporation. On April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

The advisor manages the assets of the Fund under the supervision of the Trust's Board of Trustees. The advisor determines which securities and other instruments are purchased and sold for the Fund. The advisor may allocate orders for the purchase and sale of portfolio securities to certain financial institutions, including those that are affiliated with the advisor or that have sold shares of the Fund, to the extent permitted by law or by order of the SEC. The advisor will allocate orders to such institutions only if it believes that the quality of the transaction and the commission are comparable to what they would be with other qualified brokerage firms.

For 2003, the Fund paid Columbia Management aggregate management fees, not including administration, pricing and bookkeeping, and any other fees paid to Columbia Management by the Fund, at the following annual rate as a percentage of average daily net assets:

Stein Roe Growth Stock Fund, Variable Series                     0.50%

 PORTFOLIO MANAGERS

Paul Blaustein, Senior Vice President of the advisor. Prior to joining the advisor and the Fund in October 2003, Mr. Blaustein was a portfolio manager of the Atlantic Whitehall Growth Fund, and with Atlantic Whitehall Funds Trust, beginning in 1997.

  MIXED AND SHARED FUNDING

As described above, the Fund serves as a funding medium for VA contracts and VLI policies of Participating Insurance Companies. The Fund may from time to time become a funding vehicle for VA contracts or VLI policies of other Participating Insurance Companies.

The interests of owners of VA contracts and VLI policies could diverge based on differences in state regulatory requirements, changes in the tax laws or other unanticipated developments. The Trust does not foresee any such differences or disadvantages at this time. However, the Trustees will monitor for such developments to identify any material irreconcilable conflicts and to determine what action, if any, should be taken in response to such conflicts. If such a conflict were to occur, one or more separate accounts might be required to withdraw its investments in one or more funds or shares of another fund may be substituted. This might force the Fund to sell securities at disadvantageous prices.

  INTERMEDIARY COMPENSATION

The distributor, or its advisory affiliates, from their own resources, may make cash payments to financial service firms that agree to promote the sale of shares of funds that the distributor distributes. A number of factors may be considered in determining the amount of those payments, including the financial service firm's sales, client assets invested in the funds and redemption rates, the quality of the financial service firm's relationship with the distributor and/or its affiliates, and the nature of the services provided by financial service firms to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the financial service firm's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, the distributor may also pay non-cash compensation to financial service firms and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for financial service firm educational or training events.

In addition, the distributor, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund. For further information about payments made by the distributor and its affiliates to financial service firms and intermediaries, please see the Statement of Additional Information. Please also contact your financial service firm or intermediary for details about payments it may receive.

OTHER INVESTMENT STRATEGIES AND RISKS

The Fund's principal investment strategies and risks are described above. This section describes other investments the Fund may make and the risks associated with them. In seeking to achieve its investment goal, the Fund may invest in various types of securities and engage in various investment techniques which are not the principal focus of the Fund and therefore are not described in this prospectus. These types of securities and investment practices and their associated risks are identified and discussed in the Statement of Additional Information. The advisor may elect not to buy any of these securities or use any of these techniques. The Fund may not always achieve its investment goal. Except as otherwise noted, approval by the Fund's shareholders is not required to modify or change the Fund's investment goal or any of its investment strategies.

Portfolio Turnover. There are no limits on turnover. Turnover may vary significantly from year to year. The advisor does not expect it to exceed 200% under normal conditions. The Fund generally intends to purchase securities for long-term investment, although, to a limited extent, it may purchase securities in anticipation of relatively short-term price gains. The Fund will also sell securities without regard to turnover if it believes that developments within specific issuers, sectors or the market as a whole so warrant. Portfolio turnover typically results in transaction costs and produces capital gains or losses. It also increases transaction expenses, which reduce the Fund's total return.

Temporary Defensive Positions. At times, the advisor may determine that adverse market conditions make it desirable to temporarily suspend the Fund's normal investment activities. During such times, the Fund may, but is not required to, invest in cash or high-quality, short-term debt securities, without limit. Taking a temporary defensive position may prevent the Fund from achieving its investment goal.

SHAREHOLDER INFORMATION

  Purchases And Redemptions

The interests of the Funds' long-term shareholders may be adversely affected by certain short-term trading activity by Fund shareholders. Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of Fund shares held by long-term shareholders and have other adverse effects on the Fund. This type of excessive short-term trading activity is referred to herein as "market timing". The Columbia Funds are not intended as vehicles for market timing.

The Funds, directly and through their agents, take various steps designed to deter and curtail market timing. For example, if a Fund detects that any shareholder has conducted two "round trips" (as defined below) in the Fund that are deemed material by the Fund in any 28-day period, the Fund will generally reject the shareholder's future purchase orders, including exchange purchase orders, involving any Columbia Fund (other than a Money Market Fund). In addition, if a Fund determines that any person, group or account has engaged in any type of market timing activity (independent of the two-round-trip limit), the Fund may, in its discretion, reject future purchase orders by the person, group or account, including exchange purchase orders, involving the same or any other Columbia Fund, and also retains the right to modify these market timing policies at any time without prior notice.

The rights of shareholders to redeem shares of a Fund are not affected by any of the limits mentioned above. However, certain Funds impose a redemption fee on the proceeds of Fund shares that are redeemed or exchanged within 60 days of their purchase.

For these purposes, a "round trip" is a purchase by any means into a Columbia Fund followed by a redemption, of any amount, by any means out of the same Columbia Fund. Under this definition, an exchange into a Fund followed by an exchange out of the Fund is treated as a single round trip. Also for these purposes, where known, accounts under common ownership or control generally will be counted together. Accounts maintained or managed by a common intermediary, such as an adviser, selling agent or trust department, generally will not be considered to be under common ownership or control.

Purchases, redemptions and exchanges made through the Columbia Funds' Automatic Investment Plan, Systematic Withdrawal Plan or similar automated plans generally are not subject to the two-round-trip limit. The two-round-trip limit may be modified for, or may not be applied to, accounts held by certain retirement plans to conform to plan limits, considerations relating to the Employee Retirement Income Security Act of 1974 or regulations of the Department of Labor, and for certain asset allocation or wrap programs.

The practices and policies described above are intended to deter and curtail market timing in the Funds. However, there can be no assurance that these policies, individually or collectively, will be totally effective in this regard because of various factors. In particular, a substantial portion of purchase, redemption and exchange orders are received through omnibus accounts. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among financial intermediaries and retirement plans. The Funds typically are not able to identify trading by a particular beneficial owner through an omnibus account, which may make it difficult or impossible to determine if a particular account is engaged in market timing. Certain financial intermediaries have different policies regarding monitoring and restricting market timing in the underlying beneficial owner accounts that they maintain through an omnibus account that may be more or less restrictive than the Fund practices discussed above.

The Funds seek to act in a manner that it believes is consistent with the best interests of Fund shareholders in making any judgments regarding market timing. Neither the Fund nor its agents shall be held liable for any loss resulting from rejected purchase orders or exchanges.

  How The Fund Calculates Net Asset Value

Each share price is its net asset value next determined. The Fund determines its net asset value for each share class by dividing each class's total net assets by the number of that class's outstanding shares. The net asset value is determined at the close of regular trading on the New York Stock Exchange ("NYSE"), usually 4:00 p.m. Eastern time, on each business day that the NYSE is open (typically Monday through Friday). Shares are not priced the days on which the NYSE is closed for trading.

To calculate the net asset value on a given day, the Fund values each stock listed or traded on a stock exchange at its latest sale price on that day. If there are no sales on that day, the Fund values the security at the most recent quoted bid price. The Fund values each over-the-counter security or National Association of Securities Dealers Automated Quotation security as of the last sales price (or the closing price reported by the NASDAQ system, if different, as applicable) for that day. The Fund values other over-the-counter securities that have reliable quotes at the latest quoted bid price.

The Fund values long-term debt obligations and securities convertible into common stock at fair value. Pricing services provide the Fund with the value of the securities. When the price of a security is not available, including days when the Fund determines that the sale or bid price of the security does not reflect that security's market value, the Fund will value the security at a fair value determined in good faith under procedures established by the Board of Trustees.

The Fund may also value a security at fair value when events have occurred after the last available market price and before the close of the NYSE that materially affect the security's price. In the case of foreign securities, this could include events occurring after the close of the foreign market and before the close of the NYSE. The Fund's foreign securities may trade on days when the NYSE is closed for trading, and therefore the net asset value of the Fund's shares may change on days when Participating Insurance Companies may not purchase or redeem shares.

  Dividends And Distributions

The Fund intends to declare and distribute, as income dividends or capital gains distributions, at least annually, substantially all of its net investment income and net profits realized from the sale of portfolio securities, if any, to its shareholders (Participating Insurance Companies' separate accounts). The net investment income of the Fund consists of all dividends or interest received by the Fund, less expenses (including investment advisory and administrative fees). Income dividends will be declared and distributed annually in the case of the Fund. All net short-term and long-term capital gains of the Fund, net of carry-forward losses, if any, realized during the fiscal year, are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Fund at net asset value, as of the record date for the distributions.

  Tax Consequences

The Fund is treated as a separate entity for federal income tax purposes and has elected to be treated, and intends to qualify each year, as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Code"). The Fund must satisfy certain requirements relating to the sources of its income, diversification of its assets and distribution of its income to shareholders to qualify as a regulated investment company. As a regulated investment company, the Fund will not be subject to federal income tax on any net investment income and net realized capital gains that are distributed to its shareholders as required under the Code.

In addition, the Fund follows certain portfolio diversification requirements imposed by the Code on separate accounts of insurance companies relating to the tax-deferred status of VA contracts and VLI policies. More specific information on these diversification requirements is contained in the prospectus that describes a particular VA contract or VLI policy.

LITIGATION MATTERS

Columbia Management Advisors, Inc. ("Columbia Management"), the Fund's advisor, and Columbia Funds Distributor, Inc. ("CFD") the distributor of the Fund's shares, and certain of their affiliates (collectively, "Columbia") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds. Columbia has not uncovered any instances where Columbia Management or CFD were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia Management and CFD, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia Management and CFD alleging that Columbia Management and CFD had violated certain New York anti-fraud statutes. If either Columbia Management or CFD is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment advisor or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent Columbia Management, CFD or any company that is an affiliated person of Columbia Management and CFD from serving as an investment advisor or distributor for any registered investment company, including your fund. Your fund has been informed by Columbia Management and CFD that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment advisor and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, Columbia Management and CFD entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, Columbia Management and CFD agreed, inter alia, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring Columbia Management and CFD to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review Columbia Management's and CFD's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, Columbia has agreed to reduce mutual fund fees by $80 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of Fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the Funds.

                       STEINROE VARIABLE INVESTMENT TRUST
                  STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES

                                    FORM N-14
                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                               [___________], 2004


      This Statement of Additional Information (the "SAI") relates to the proposed Acquisition (the "Acquisition") of Liberty Equity Fund, Variable Series (the "Acquired Fund"), a series of Liberty Variable Investment Trust, by Stein Roe Growth Stock Fund, Variable Series (the "Acquiring Fund"), a series of SteinRoe Variable Investment Trust. This SAI contains information which may be of interest to shareholders but which is not included in the combined Prospectus/Proxy Statement dated [_________], 2004 (the "Prospectus/Proxy Statement") which relates to the Acquisition. As described in the Prospectus/Proxy Statement, the Acquisition would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund. The Acquiring Fund will be the survivor for accounting purposes. This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to your Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

                                TABLE OF CONTENTS



ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
   AND THE ACQUIRED FUND .......................................             3
FINANCIAL STATEMENTS ...........................................             3
APPENDIX A .....................................................             A-1

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND AND THE ACQUIRED FUND.

Attached hereto as Appendix A is the Statement of Additional Information of the Acquiring Fund dated May 1, 2004, as supplemented through November 1, 2004.

Further information about the Acquired Fund is contained in the Statement of Additional Information for the Acquired Fund dated February 1, 2004, as supplemented through October 15, 2004, which is available upon request and without charge by writing to the Acquired Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

FINANCIAL STATEMENTS.

This SAI is accompanied by the Annual Report for the twelve months ended December 31, 2003, and the Semi-Annual Report for the six months ended June 30, 2004, of the Acquiring Fund, which reports contain historical financial information regarding the Acquiring Fund. Such reports have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

This SAI is accompanied by the Annual Report for the twelve months ended December 31, 2003, and the Semi-Annual Report for the six months ended June 30, 2004, of the Acquired Fund, which reports contain historical financial information regarding the Acquired Fund. Such reports have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

Pro forma financial statements of the Acquiring Fund for the Acquisition are provided on the following pages.

                      LIBERTY EQUITY FUND, VARIABLE SERIES
                                       AND
                  STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES

                    PRO FORMA COMBINING FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTES TO PRO FORMA FINANCIAL STATEMENTS
JUNE 30, 2004 (UNAUDITED)

NOTE 1.  ORGANIZATION

Stein Roe Growth Stock Fund, Variable Series (the "Acquiring Fund"), a series of SteinRoe Variable Investment Trust (the "Trust") is a diversified portfolio. The Trust is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

INVESTMENT GOAL
The Fund seeks long-term growth.

FUND SHARES
The Fund may issue an unlimited number of shares and offers two classes of shares: Class A and Class B. Each share class has its own expense structure. Shares of the Fund are available exclusively as a pooled funding vehicle for variable annuity contracts ("VA Contracts") and Variable Life Insurance Policies ("VLI Policies") offered by the separate accounts of certain life insurance companies ("Participating Insurance Companies"). The Participating Insurance Companies and their separate accounts own all the shares of the Fund.

NOTE 2. BASIS OF COMBINATION

The accompanying pro-forma financial statements are presented to show the effect of the proposed merger of Liberty Equity Fund, Variable Series ("Target Fund") a series of Liberty Variable Investment Trust, by the Acquiring Fund as if such merger had occurred on July 1, 2004.

Under the terms of the merger, the combination of the Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The merger will be accomplished by a combination of the net assets of the Target Fund into the Acquiring Fund in exchange for new shares of the Acquiring Fund at net asset value.

The Investment Portfolio and Statement of Assets and Liabilities of the Target and Acquiring Funds have been combined to reflect balances as of June 30, 2004. The Statement of Operations of the Target and Acquiring Funds has been combined to reflect twelve months ended June 30, 2003.

Following the merger the Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the Acquiring Fund and the results of operations for pre-combined periods will not be re-stated.

The accompanying pro-forma financial statements should be read in conjunction with the financial statements of the Acquiring Fund and the Target Fund included within their respective semi-annual reports dated June 30, 2004.

The following notes refer to the accompanying pro-forma financial statements as if the above mentioned merger of the Target Fund by the Acquiring Fund had occurred on July 1, 2003.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements.

SECURITY VALUATION
Equity securities are valued at the last sale price on the principal exchange on which they trade, except for securities traded on the NASDAQ, which are valued at the NASDAQ official close price. Unlisted securities or listed securities for which there were no sales during the day are valued at the closing bid price on such exchanges or over-the-counter markets.

Short-term debt obligations maturing within 60 days are valued at amortized cost, which approximates market value.

Investments for which market quotations are not readily available, or quotations which management believes are not appropriate, are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

SECURITY TRANSACTIONS
Security transactions are accounted for on the trade date. Cost is determined and gains (losses) are based upon the specific identification method for both financial statement and federal income tax purposes.

REPURCHASE AGREEMENTS
The Funds may engage in repurchase agreement transactions with institutions that each Fund's investment advisor has determined are creditworthy. Each Fund, through its custodian, receives delivery of underlying securities collateralizing a repurchase agreement. Collateral is at least equal, at all times, to the value of the repurchase obligation including interest. A repurchase agreement transaction involves certain risks in the event of default or insolvency of the counterparty. These risks include possible delays or restrictions upon each Fund's ability to dispose of the underlying securities and a possible decline in the value of the underlying securities during the period while the Fund seeks to assert its rights.


DETERMINATION OF CLASS NET ASSET VALUES
All income, expenses (other than class-specific expenses, as shown on the Statement of Operations), and realized and unrealized gains (losses), are allocated to each class of each Fund on a daily basis, based on the relative net assets of each class, for purposes of determining the net asset value of each class.


FEDERAL INCOME TAX STATUS
Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and will distribute substantially all of its taxable income, if any, for its tax year, and as such will not be subject to federal income taxes. In addition, each Fund intends to distribute in each calendar year substantially all of its net investment income, capital gains and certain other amounts, if any, such that the Fund should not be subject to federal excise tax. Therefore, no federal income or excise tax provision is recorded.

NOTE 4. CAPITAL SHARES
The pro-forma combining net asset value per share assumes the issuance of Acquiring Fund shares to Target Fund shareholders in connection with the proposed merger. The number of shares assumed to be issued is equal to the net asset value of the Target Fund divided by the net asset value per share of the Acquiring Fund as of June 30, 2004. The pro-forma number of shares outstanding, by class, for the combined entity consists of the following at June 30, 2004.

                         Shares of         Additional Shares    Total Shares
                       Acquiring Fund       Assumed Issued       Outstanding
Class of Shares        Pre-Combination        with Merger      Post Combination
--------------------   -----------------   -----------------   -----------------
Class A                        5,027,228           1,641,863           6,669,091

Class B                        1,030,261                  54           1,030,315


NOTE 5. LEGAL PROCEEDINGS
Columbia, the Distributor, and certain of their affiliates (collectively, "The Columbia Group") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues. The Columbia Group has not uncovered any instances where Columbia or the Distributor were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and the Distributor, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and the Distributor alleging that Columbia and the Distributor had violated certain New York anti-fraud statutes. If either Columbia or the Distributor is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment advisor or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent Columbia, the Distributor or any company that is an affiliated person of Columbia and the Distributor from serving as an investment advisor or distributor for any registered investment company, including your fund. Your fund has been informed by Columbia and the Distributor that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment advisor and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, Columbia and the Distributor entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, Columbia and the Distributor agreed, among other things, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring Columbia and the Distributor to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review Columbia's and the Distributor's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, the Columbia Group and its affiliate Banc of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

In connection with the events described in detail above, various parties have filed suit against certain funds, their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia funds and affiliated entities have been named as defendants in several derivative actions under various sections of the Investment Company Act of 1940, as amended, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various of its affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds, have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, that the likelihood they will have a material adverse impact on any fund is remote, and that the lawsuits are not likely to materially affect its ability to provide investment management services to its clients, including the funds.

For the twelve months ended June 30, 2004, Columbia has assumed legal, consulting services and Trustees' fees incurred by the Funds in connection with these matters.

Pro-forma Combining
Statement of Assets & Liabilities
As of June 30, 2004 (Unaudited)
--------------------------------------------------------------------------------

                                                                  Stein Roe                                Stein Roe
                                      Liberty Equity Fund,    Growth Stock Fund,                      Growth Stock Fund,
                                        Variable Series        Variable Series        Pro-forma         Variable Series
                                          Target Fund          Acquiring Fund        Adjustments      Pro-forma Combined
Assets:
Investments, at cost                  $        32,664,409   $          134,458,190   $        --      $        167,122,599
                                      -------------------   ----------------------   -----------      --------------------
Investments, at value                 $        38,982,293   $          143,997,536   $        --      $        182,979,829
Cash                                                   --                      932                                     932
Receivable for:
   Investments sold                               399,876                       --            --                   399,876
   Fund shares sold                                   172                   19,470            --                    19,642
   Interest                                            --                       23            --                        23
   Dividends                                       19,284                   77,889            --                    97,173
   Foreign tax reclaims                             1,196                      861            --                     2,057
Expense reimbursement due from
 Investment Advisor/Distributor                       648                      947            --                     1,595
Deferred Trustees' compensation plan                3,636                    4,394            --                     8,030
                                      -------------------   ----------------------   -----------      --------------------
        Total Assets                           39,407,105              144,102,052            --               183,509,157
                                      -------------------   ----------------------   -----------      --------------------

Liabilities:
Payable to custodian bank                         333,641                       --            --                   333,641
Payable for:
   Fund shares repurchased                          5,323                  324,166            --                   329,489
   Investment advisory fee                         24,234                   64,156            --                    88,390
   Administration fee                               2,147                   18,365            --                    20,512
   Transfer agent fee                                 402                      604            --                     1,006
   Pricing and bookkeeping fees                     2,016                    5,758            --                     7,774
   Trustees' fees                                      33                       --            --                        33
   Audit fee                                       13,226                   22,027            --                    35,253
   Custody fee                                        360                    2,678            --                     3,038
   Reports to shareholders                         10,435                   24,657            --                    35,092
   Distribution fee - Class B                          --                    5,224            --                     5,224
Deferred Trustees' fees                             3,636                    4,394            --                     8,030
Other liabilities                                  10,988                    8,702        50,302(b)                 69,992
                                      -------------------   ----------------------   -----------      --------------------
        Total Liabilities                         406,441                  480,731        50,302                   937,474
                                      -------------------   ----------------------   -----------      --------------------
Net Assets                            $        39,000,664   $          143,621,321   $   (50,302)(b)  $        182,571,683
                                      ===================   ======================   ===========      --------------------

Composition of Net Assets:
Paid-in capital                       $        45,526,813   $          199,892,181   $        --      $        245,418,994
Undistributed net investment income                42,682                   36,563       (50,302)(b)                28,943
Accumulated net realized loss                 (12,886,715)             (65,846,769)           --               (78,733,484)
Net unrealized appreciation on
 investments                                    6,317,884                9,539,346            --                15,857,230
                                      -------------------   ----------------------   -----------      --------------------
Net Assets                            $        39,000,664   $          143,621,321   $   (50,302)(b)  $        182,571,683
                                      ===================   ======================   ===========      ====================

Class A:(a)
Net assets                            $        38,999,392   $          119,258,382   $   (50,300)     $        158,207,474
Shares outstanding                              2,639,065                5,027,228     1,641,863(c)              6,669,091
                                      ===================   ======================                    ====================
Net asset value per share             $             14.78   $                23.72                    $              23.72
                                      ===================   ======================                    ====================

Class B:(a)
Net assets                            $             1,272   $           24,362,939   $        (2)     $         24,364,209
Shares outstanding                                     86                1,030,261            54(c)              1,030,315
                                      ===================   ======================                    ====================
Net asset value per share             $             14.79   $                23.65                    $              23.65
                                      ===================   ======================                    ====================


(a) Class A and B shares of Liberty Equity Fund, Variable Series are exchanged for Class A and B shares of Stein Roe Growth Stock Fund, Variable Series, respectively, based on the net asset value per share of Stein Roe Growth Stock Fund, Variable Series Class A and B shares, respectively, at the time of the merger.

(b) Adjustment reflects one time proxy, accounting, legal and other costs of the reorganization as approved by the Board of Trustees of $ 50,302 and $0 to be borne by Liberty Equity Fund, Variable Series and Stein Roe Growth Stock Fund, Variable Series, respectively.

(c) Reflects estimated shares issued to Target Fund shareholders at the time of the merger.

Pro-forma Combining
Statement of Operations
For the Twelve Months Ended June 30, 2004 (Unaudited)
--------------------------------------------------------------------------------

                                                                                                     Stein Roe
                                                  Liberty           Stein Roe                    Growth Stock Fund,
                                                Equity Fund,   Growth Stock Fund,                  Variable Series
                                              Variable Series    Variable Series    Pro-forma        Pro-forma
                                                Target Fund      Acquiring Fund     Adjustments       Combined
                                              ---------------   -----------------   -----------   -----------------
Investment Income:
Dividends                                     $       513,878   $       1,254,851   $        --   $       1,768,729
Interest                                                4,811              22,060            --              26,871
Foreign taxes withheld                                 (5,995)            (16,910)           --             (22,905)
                                              ---------------   -----------------   -----------   -----------------
   Total Investment Income                            512,694           1,260,001            --           1,772,695
                                              ---------------   -----------------   -----------   -----------------

Expenses:
Investment advisory fee                               324,307             748,602      (109,472)            963,437(a)
Administration fee                                     31,707             224,580        32,744             289,031(a)
Distribution fee - Class B                                  3              61,559            --              61,562(a)
Transfer agent fee                                      4,989               7,509        (4,998)              7,500(b)
Pricing and bookkeeping fees                           24,188              45,631       (11,381)             58,438(b)
Trustees' fees                                          3,981               9,850        (1,328)             12,503(b)
Custody fee                                             7,767              10,965            (1)             18,731(b)
Non-recurring costs (See Note 5)                        1,748               6,327            --               8,075
Other expenses                                            536              87,716        21,239             109,491(c)
                                              ---------------   -----------------   -----------   -----------------
   Total Expenses                                     399,226           1,202,739       (73,197)          1,528,768
Fees and expenses waived or reimbursed by
 Investment Advisor                                   (14,741)                 --        14,741                  --(a)
Fees reimbursed by the Distributor - Class B               --             (13,750)         (269)            (14,019)(a)
Non-recurring costs assumed by Investment
 Advisor (See Note 5)                                  (1,748)             (6,327)           --              (8,075)
Custody earnings credit                                    (4)               (137)           --                (141)
                                              ---------------   -----------------   -----------   -----------------
   Net Expenses                                       382,733           1,182,525       (58,725)          1,506,533
                                              ---------------   -----------------   -----------   -----------------
Net Investment Income                                 129,961              77,476        58,725             266,162
                                              ---------------   -----------------   -----------   -----------------

Net Realized and Unrealized Gain (Loss) on
 Investments:
Net realized gain (loss) on investments            (2,631,532)         12,301,815            --           9,670,283
Net change in unrealized
 appreciation/depreciation on investments           8,565,524           2,474,946            --          11,040,470
                                              ---------------   -----------------   -----------   -----------------
Net Gain                                            5,933,992          14,776,761            --          20,710,753
                                              ---------------   -----------------   -----------   -----------------

Net Increase in Net Assets from Operations    $     6,063,953   $      14,854,237   $    58,725   $      20,976,915
                                              ---------------   -----------------   -----------   -----------------

(a) Based on the contract in effect for Stein Roe Growth Stock Fund, Variable Series, the surviving fund.

(b) Reflects elimination of duplicate expenses achieved as a result of merging funds.

(c) Adjustment to realign Liberty Equity Fund, Variable Series' fees with Stein Roe Growth Stock Fund, Variable Series' current fee structure.

Pro-forma Combining
Investment Portfolio
June 30, 2004 (unaudited)


                                                                                       Stein Roe                 Stein Roe
                                                          Liberty Equity Fund,     Growth Stock Fund,         Growth Stock Fund,
                                              % of Net      Variable Series          Variable Series           Variable Series
                                               Assets         Target Fund            Acquiring Fund          Pro-forma Combined
                                              --------  ----------------------   -----------------------   -----------------------
                                                         Shares        Value      Shares        Value       Shares        Value
                                                        --------    ----------   --------    -----------   --------   ------------
COMMON STOCKS                                  99.8%
Consumer Discretionary                         11.7%
Hotels, Restaurants & Leisure                   0.2%
Wendy's International, Inc.                                9,700    $  337,948         --    $        --      9,700   $    337,948
                                                                    ----------               -----------              ------------

Internet & Catalog Retail                      0.2%
eBay, Inc.(a)                                              3,000       275,850         --             --      3,000        275,850
                                                                    ----------               -----------              ------------

Media                                          8.8%
Comcast Corp., Class A(a)                                     --            --    127,300      3,568,219    127,300      3,568,219
Liberty Media Corp., Class A(a)                               --            --    209,700      1,885,203    209,700      1,885,203
Liberty Media International, Inc.,
   Class A(a)                                                 --            --     10,470        388,437     10,470        388,437
News Corp Ltd., ADR                                       14,650       481,692     59,500      2,107,490     74,150      2,589,182
Time Warner, Inc.(a)                                          --            --    184,200      3,238,236    184,200      3,238,236
Viacom, Inc., Class B                                     18,530       661,892    107,300      3,832,756    125,830      4,494,648
                                                                   -----------              ------------              ------------
                                                                     1,143,584                15,020,341                16,163,925
                                                                   -----------              ------------              ------------

Multiline Retail                               0.4%
Target Corp.                                              18,770       797,162         --             --     18,770        797,162
                                                                   -----------    -------   ------------              ------------

Specialty Retail                               2.1%
Bed Bath & Beyond, Inc.(a)                                 8,900       342,205         --             --      8,900        342,205
Home Depot, Inc.                                          17,210       605,792     57,400      2,020,480     74,610      2,626,272
Lowe's Companies, Inc.                                    15,480       813,474         --             --     15,480        813,474
                                                                   -----------              ------------              ------------
                                                                     1,761,471                 2,020,480                 3,781,951
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Consumer Staples                              13.0%
Beverages                                      0.8%
Coca-Cola Co.                                             13,040       658,259         --             --     13,040        658,259
PepsiCo, Inc.                                             12,870       693,436         --             --     12,870        693,436
                                                                   -----------              ------------              ------------
                                                                     1,351,695                        --                 1,351,695
                                                                   -----------              ------------              ------------

Food & Staples Retailing                       6.5%
Costco Wholesale Corp.                                    15,690       644,388    121,900      5,006,433    137,590      5,650,821
Wal-Mart Stores, Inc.                                      8,660       456,902     96,500      5,091,340    105,160      5,548,242
Walgreen Co.                                              17,710       641,279         --             --     17,710        641,279
                                                                   -----------              ------------              ------------
                                                                     1,742,569                10,097,773                11,840,342
                                                                   -----------              ------------              ------------

Food Products                                  0.3%
Bunge Ltd.                                                 7,670       298,670         --             --      7,670        298,670
Hershey Foods Corp.                                        4,480       207,290         --             --      4,480        207,290
                                                                   -----------              ------------              ------------
                                                                       505,960                        --                   505,960
                                                                   -----------              ------------              ------------

Household Products                             5.3%
Colgate-Palmolive Co.                                         --            --     82,500      4,822,125     82,500      4,822,125
Procter & Gamble Co.                                      18,000       979,920     72,400      3,941,456     90,400      4,921,376
                                                                   -----------              ------------              ------------
                                                                       979,920                 8,763,581                 9,743,501
                                                                   -----------              ------------              ------------

Personal Products                              0.1%
Alberto-Culver Co.                                         4,240       212,593         --             --      4,240        212,593
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Energy                                         4.0%
Energy Equipment & Services                    3.2%
Baker Hughes, Inc.                                        12,500       470,625         --             --     12,500        470,625
National-Oilwell, Inc.(a)                                 14,700       462,903         --             --     14,700        462,903
Schlumberger Ltd.                                             --            --     76,700      4,871,217     76,700      4,871,217
                                                                   -----------              ------------              ------------
                                                                       933,528                 4,871,217                 5,804,745
                                                                   -----------              ------------              ------------

Oil & Gas                                      0.8%
BP PLC, ADR                                               18,800     1,007,116         --             --     18,800      1,007,116
EOG Resources, Inc.                                        7,500       447,825         --             --      7,500        447,825
                                                                   -----------              ------------              ------------
                                                                     1,454,941                        --                 1,454,941
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Financials                                    10.3%
Capital Markets                                1.3%
Merrill Lynch & Co., Inc.                                  7,360       397,293     36,100      1,948,678     43,460      2,345,971
                                                                   -----------              ------------              ------------
Commercial Banks                               3.4%
Bank of New York Co., Inc.                                20,000       589,600         --             --     20,000        589,600
Wachovia Corp.                                             8,900       396,050         --             --      8,900        396,050
Wells Fargo & Co.                                         14,800       847,004     76,800      4,395,264     91,600      5,242,268
                                                                   -----------              ------------              ------------
                                                                     1,832,654                 4,395,264                 6,227,918
                                                                   -----------              ------------              ------------

                                                                                      Stein Roe                 Stein Roe
                                                          Liberty Equity Fund,     Growth Stock Fund,       Growth Stock Fund,
                                              % of Net      Variable Series          Variable Series         Variable Series
                                               Assets         Target Fund            Acquiring Fund         Pro-forma Combined
                                              --------  ----------------------   -----------------------   -----------------------
                                                         Shares        Value      Shares        Value       Shares        Value
                                                        --------    ----------   --------    -----------   --------   ------------
Diversified Financial Services                 1.9%
Citigroup, Inc.                                           29,700    $1,381,050         --     $       --     29,700     $1,381,050
Fannie Mae                                                 5,950       424,592         --             --      5,950        424,592
Goldman Sachs Group, Inc.                                 10,000       941,600         --             --     10,000        941,600
J.P. Morgan Chase & Co.                                   18,100       701,737         --             --     18,100        701,737
                                                                   -----------              ------------              ------------
                                                                     3,448,979                        --                 3,448,979
                                                                   -----------              ------------              ------------

Insurance                                      3.7%
American International Group, Inc.                        12,500       891,000     70,300      5,010,984     82,800      5,901,984
Marsh & McLennan Companies, Inc.                          12,500       567,250         --             --     12,500        567,250
Willis Group Holdings Ltd.                                11,100       415,695         --             --     11,100        415,695
                                                                   -----------              ------------              ------------
                                                                     1,873,945                 5,010,984                 6,884,929
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Health Care                                   19.8%
Biotechnology                                  2.4%
Amgen, Inc.(a)                                            10,200       556,614     69,900      3,814,443     80,100      4,371,057
                                                                   -----------              ------------              ------------

Health Care Equipment & Supplies                4.3%
Alcon, Inc.                                               10,000       786,500         --             --     10,000        786,500
Boston Scientific Corp.(a)                                 8,940       382,632         --             --      8,940        382,632
Medtronic, Inc.                                           12,670       617,282    124,400      6,060,768    137,070      6,678,050
                                                                   -----------              ------------              ------------
                                                                     1,786,414                 6,060,768                 7,847,182
                                                                   -----------              ------------              ------------

Health Care Providers & Services                3.4%
Cardinal Health, Inc.                                         --            --     71,800      5,029,590     71,800      5,029,590
Caremark Rx, Inc.(a)                                      19,020       626,519         --             --     19,020        626,519
WellPoint Health Networks, Inc.(a)                         5,000       560,050         --             --      5,000        560,050
                                                                   -----------              ------------              ------------
                                                                     1,186,569                 5,029,590                 6,216,159
                                                                   -----------              ------------              ------------

Pharmaceuticals                                 9.7%
Johnson & Johnson                                          9,000       501,300     86,000      4,790,200     95,000      5,291,500
Novartis AG, ADR                                              --            --    111,700      4,970,650    111,700      4,970,650
Pfizer, Inc.                                              31,460     1,078,449    160,800      5,512,224    192,260      6,590,673
Teva Pharmaceutical Industries Ltd., ADR                  12,390       833,723         --             --     12,390        833,723
                                                                   -----------              ------------              ------------
                                                                     2,413,472                15,273,074                17,686,546
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Industrials                                     6.7%
Aerospace & Defense                             0.9%
Boeing Co.                                                10,300       526,227         --             --     10,300        526,227
United Technologies Corp.                                 12,100     1,106,908         --             --     12,100      1,106,908
                                                                   -----------              ------------              ------------
                                                                     1,633,135                        --                 1,633,135
                                                                   -----------              ------------              ------------

Commercial Services & Supplies                  0.3%
Cendant Corp.                                             24,100       589,968         --             --     24,100        589,968
                                                                   -----------              ------------              ------------

Industrial Conglomerates                        5.0%
3M Co.                                                     3,880       349,239         --             --      3,880        349,239
General Electric Co.                                      46,680     1,512,432    221,100      7,163,640    267,780      8,676,072
                                                                   -----------              ------------              ------------
                                                                     1,861,671                 7,163,640                 9,025,311
                                                                   -----------              ------------              ------------

Machinery                                       0.5%
Illinois Tool Works, Inc.                                 10,140       972,325         --             --     10,140        972,325
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Information Technology                         34.1%
Communications Equipment                        3.8%
Cisco Systems, Inc.(a)                                    57,800     1,369,860    238,000      5,640,600    295,800      7,010,460
                                                                   -----------              ------------              ------------

Computers & Peripherals                         3.2%
Dell, Inc.(a)                                             24,300       870,426    117,600      4,212,432    141,900      5,082,858
International Business Machines Corp.                      3,800       334,970         --             --      3,800        334,970
Lexmark International, Inc., Class A(a)                    5,180       500,025         --             --      5,180        500,025
                                                                   -----------              ------------              ------------
                                                                     1,705,421                 4,212,432                 5,917,853
                                                                   -----------              ------------              ------------

Electronic Equipment & Instruments              0.3%
Agilent Technologies, Inc.(a)                              6,350       185,928         --             --      6,350        185,928
Flextronics International Ltd.(a)                         24,730       394,443         --             --     24,730        394,443
                                                                   -----------              ------------              ------------
                                                                       580,371                        --                   580,371
                                                                   -----------              ------------              ------------

IT Services                                     1.5%
Accenture Ltd., Class A(a)                                 5,000       137,400         --             --      5,000        137,400
Paychex, Inc.                                                 --            --     74,100      2,510,508     74,100      2,510,508
                                                                   -----------              ------------              ------------
                                                                       137,400                 2,510,508                 2,647,908
                                                                   -----------              ------------              ------------


                                                                                       Stein Roe                 Stein Roe
                                                          Liberty Equity Fund,     Growth Stock Fund,        Growth Stock Fund,
                                              % of Net      Variable Series          Variable Series          Variable Series
                                               Assets         Target Fund            Acquiring Fund          Pro-forma Combined
                                              --------  ----------------------   -----------------------   -----------------------
                                                         Shares        Value      Shares        Value       Shares        Value
                                                        --------    ----------   --------    -----------   --------   ------------
Semiconductors & Semiconductor Equipment       18.3%
Altera Corp.(a)                                               --    $       --    211,300   $  4,695,086    211,300   $  4,695,086
Analog Devices, Inc.                                       6,010       282,951     63,400      2,984,872     69,410      3,267,823
Applied Materials, Inc.(a)                                    --            --    182,800      3,586,536    182,800      3,586,536
ASML Holding NV, Registered Shares(a)                         --            --    246,200      4,212,482    246,200      4,212,482
Intel Corp.                                               34,230       944,748    150,700      4,159,320    184,930      5,104,068
Marvell Technology Group Ltd.(a)                          11,660       311,322         --             --     11,660        311,322
Maxim Integrated Products, Inc.                           10,000       524,200     30,400      1,593,568     40,400      2,117,768
Microchip Technology, Inc.                                    --            --     71,700      2,261,418     71,700      2,261,418
Novellus Systems, Inc.(a)                                     --            --    103,300      3,247,752    103,300      3,247,752
Xilinx, Inc.                                                  --            --    135,700      4,520,167    135,700      4,520,167
                                                                   -----------              ------------              ------------
                                                                     2,063,221                31,261,201                33,324,422
                                                                   -----------              ------------              ------------

Software                                        7.0%
Electronic Arts, Inc.(a)                                   4,640       253,112         --             --      4,640        253,112
Microsoft Corp.                                           52,790     1,507,682    271,600      7,756,896    324,390      9,264,578
Oracle Corp.(a)                                           35,480       423,276         --             --     35,480        423,276
SAP AG, ADR                                                5,460       228,283     58,600      2,450,066     64,060      2,678,349
VERITAS Software Corp.(a)                                  8,000       221,600         --             --      8,000        221,600
                                                                   -----------              ------------              ------------
                                                                     2,633,953                10,206,962                12,840,915
                                                                   -----------              ------------              ------------

----------------------------------------------------------------------------------------------------------------------------------
Materials                                       0.2%
Metals & Mining                                 0.2%
Phelps Dodge Corp.                                         5,700       441,807         --             --      5,700        441,807
                                                                   -----------              ------------              ------------

Total Common Stocks                                                 38,982,293               143,301,536               182,283,829


SHORT-TERM OBLIGATION                           0.4%         Par                      Par                       Par
----------------------------------------------------------------------------------------------------------------------------------
Repurchase agreement with State Street
   Bank & Trust Co., dated 06/30/04, due
   07/01/04 at 1.170%, collateralized by a
   U.S. Treasury Bond, maturing 02/15/20,
   market value $716,483
   (repurchase proceeds $696,023)
Total Short-Term Obligation at Market
   and Cost                                              $    --            --   $696,000        696,000   $696,000        696,000
                                                          ------   -----------              ------------              ------------

Total Investments at Market                   100.2%                38,982,293               143,997,536               182,979,829
                                                                   -----------              ------------              ------------

Other Assets & Liabilities, Net                -0.2%                   (31,931)                 (376,215)                 (408,146)
----------------------------------------------------------------------------------------------------------------------------------
Net Assets                                    100.0%               $38,950,362              $143,621,321              $182,571,683
                                                                   ===========              ============              ============

----------------------------------------------------------------------------------------------------------------------------------
Total Investments at Cost(b)                                       $32,664,409              $134,458,190              $167,122,599
                                                                   ===========              ============              ============


Notes to Investment Portfolio:

(a) Non-income producing security.

(b) Cost for both financial statement and federal income tax purposes is the same.


      Acronym                     Name
      -------                     ----
        ADR          American Depositary Receipt

                                                                      APPENDIX A

STEINROE VARIABLE INVESTMENT TRUST

LIBERTY SMALL COMPANY GROWTH FUND, VARIABLE SERIES
STEIN ROE GROWTH STOCK FUND, VARIABLE SERIES
LIBERTY ASSET ALLOCATION FUND, VARIABLE SERIES
LIBERTY FEDERAL SECURITIES FUND, VARIABLE SERIES
LIBERTY MONEY MARKET FUND, VARIABLE SERIES


The Funds listed above are referred to collectively as the "Funds"

             Supplement to the Statements of Additional Information

The following language is added under the heading "UNDERWRITERS":
In addition to the commissions specified in a Fund's prospectus and this SAI, CFD, or its advisory affiliates, from their own resources, may make cash payments to FSFs that agree to promote the sale of shares of funds that CFD distributes. A number of factors may be considered in determining the amount of those payments, including the FSF's sales, client assets invested in the funds and redemption rates, the quality of the FSF's relationship with CFD and/or its affiliates, and the nature of the services provided by FSFs to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the FSF's representatives, and inclusion of the Fund on focus, select or other similar lists.

Subject to applicable rules, CFD may also pay non-cash compensation to FSFs and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for FSF educational or training events.

In addition, CFD, and/or the Fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a Fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Fund.

As of the date of this Supplement, CFD and its affiliates anticipate that the FSFs and intermediaries that will receive the additional compensation described above include:

1st Global Capital Corp
401 Company
ABN AMRO Trust Services
ADP Retirement Services
Advest
AEGON/Transamerica
AG Edwards
American Century Services
American Express
AMG
AON Consulting
AST Trust Company
Banc of America Investment Services
BancOne
Bear Stearns
Benefit Plan Administrators
Bidwell & Company
BNY Clearing
C N A Trust
Charles Schwab
CIBC Oppenheimer
Citigroup Global Markets
CitiStreet Associates LLC
City National Bank
City of Milwaukee
Columbia Trust Company
Commonwealth Financial
Compensation & Capital
CPI Qualified Plan Consultants

Daily Access Concepts
Davenport & Company
Delaware Investments
Digital Retirement Solutions
Discover Brokerage
Dreyfus/Mellon
Edgewood Services
Edward Jones
E-Trade,
ExpertPlan
FAS Liberty Life Spectrum
Ferris Baker Watts
Fidelity
Financial Data Services
Franklin Templeton
Freeman Welwood
Gem Group
Great West Life
Hewitt Associates LLC
Huntington Bank
ING Intermountain Health Care
Investmart, Inc.
Investment Manager Services (IMS)
Janney Montgomery Scott
JJB Hilliard Lyons
JP Morgan/American Century
Kenney Investments
Kirkpatrick Pettis Smith Polian Inc
Legg Mason Wood Walker
Liberty Life
Lincoln Financial
Lincoln Life
Linsco Private Ledger
M & T Securities
Marquette Trust Company
Mass Mutual Life
Matrix Settlement & Clearance Services (MSCS)
McDonald Investments
Merrill Lynch
MetLife
MFS
Mfund Trax
MidAtlantic Capital
Milliman USA
Morgan Keegan
Morgan Stanley Dean Witter
PFPC
Nationwide Investment Services
Neuberger Berman Mgmt
NFP Securities
NSD -NetStock Sharebuilder
NYLife Distributors
Optimum Investment Advisors
Orbitex
Pershing LLC
Phoenix Home Life
Piper Jaffray
PNC
PPI Employee Benefits
Private Bank & Trust
Prudential
Putnam Investments
Raymond James
RBC Dain Rausher
Robert W Baird
Royal Alliance
RSM McGladrey Inc.
Safeco
Scott & Stringfellow
Scudder Investments

Security Benefit
Segall Bryant Hamill
South Trust Securities
Southwest Securities
Standard Insurance
Stanton Group
State of NY Deferred Compensation Plan
Stephens, Inc.
Stifel Nicolaus & Co
Strong Capital
Sungard T Rowe Price
Trustar Retirement Services
Trustlynx/Datalynx
UBS Financial Services
USAA Investment Management
Vanguard
Wachovia
TD Waterhouse
Webster Investment Services
Wells Fargo
Wilmington Trust

Please contact your FSF or intermediary for details about payments it may receive.

                                                        November 1, 2004

                       STEINROE VARIABLE INVESTMENT TRUST
                   Liberty Money Market Fund, Variable Series
                Liberty Federal Securities Fund, Variable Series
                 Liberty Asset Allocation Fund, Variable Series
                  Stein Roe Growth Stock Fund, Variable Series
               Liberty Small Company Growth Fund, Variable Series
                                  (the "Funds")

              SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION
                                dated May 1, 2004

The chart containing biographies of Trustees and Officers of the Funds that is located in the section "Trustees and Officers" is restated in its entirety:

                                                                                                      Number of
                                                                                                      Portfolios
                                             Year First                                                in Fund
                                             Elected or                                                Complex           Other
     Name, Address            Position       Appointed              Principal Occupation(s)            Overseen       Directorships
        and Age              with Funds     to Office (1)           During Past Five Years            by Trustee          Held
     -------------           ----------     -------------           -----------------------           ----------     ---------------
DISINTERESTED TRUSTEES
Douglas A. Hacker (Age 48)      Trustee              1996    Executive Vice President - Strategy of          118       Orbitz, Inc.
P.O. Box 66100                                               United Airlines (airline) since                         (on-line travel
Chicago, IL 60666                                            December, 2002 (formerly President of                       company)
                                                             UAL Loyalty Services (airline) from
                                                             September, 2001 to December, 2002;
                                                             Executive Vice President and Chief
                                                             Financial Officer of United Airlines
                                                             from March, 1999 to September, 2001;
                                                             Senior Vice President-Finance from
                                                             March, 1993 to July, 1999).

                                                                                                      Number of
                                                                                                      Portfolios
                                             Year First                                                in Fund
                                             Elected or                                                Complex           Other
     Name, Address            Position       Appointed              Principal Occupation(s)            Overseen       Directorships
        and Age              with Funds     to Office (1)           During Past Five Years            by Trustee          Held
     -------------           ----------     -------------           -----------------------           ----------     ---------------

DISINTERESTED TRUSTEES
Janet Langford Kelly            Trustee              1996   Private Investor since March, 2004               118          None
(Age 46)                                                    (formerly Chief Administrative Officer
9534 W. Gull Lake Drive                                     and Senior Vice President, Kmart
Richland, MI  49083-8530                                    Holding Corporation (consumer goods),
                                                            from September, 2003 to March, 2004;
                                                            Executive Vice President-Corporate
                                                            Development and Administration,
                                                            General Counsel and Secretary, Kellogg
                                                            Company (food manufacturer), from
                                                            September, 1999 to August, 2003;
                                                            Senior Vice President, Secretary and
                                                            General Counsel, Sara Lee Corporation
                                                            (branded, packaged, consumer-products
                                                            manufacturer) from January, 1995 to
                                                            September, 1999).

Richard W. Lowry (Age 68)       Trustee              1995   Private Investor since August, 1987              120(3)       None
10701 Charleston Drive                                      (formerly Chairman and Chief Executive
Vero Beach, FL 32963                                        Officer, U.S. Plywood Corporation
                                                            (building products manufacturer)).

                                                                                                Number of
                                                                                                Portfolios
                                          Year First                                             in Fund
                                          Elected or                                             Complex              Other
     Name, Address           Position     Appointed             Principal Occupation(s)          Overseen          Directorships
        and Age             with Funds   to Office (1)          During Past Five Years          by Trustee             Held
     -------------          ----------   -------------          -----------------------         ----------        ---------------
DISINTERESTED TRUSTEES
Charles R. Nelson (Age 62)     Trustee            1981   Professor of Economics, University of         118              None
Department of Economics                                  Washington, since January, 1976; Ford
University of Washington                                 and Louisa Van Voorhis Professor of
Seattle, WA 98195                                        Political Economy, University of
                                                         Washington, since September, 1993
                                                         (formerly Director, Institute for
                                                         Economic Research, University of
                                                         Washington from September, 2001 to
                                                         June, 2003) Adjunct Professor of
                                                         Statistics, University of Washington,
                                                         since September, 1980; Associate
                                                         Editor, Journal of Money Credit and
                                                         Banking, since September, 1993;
                                                         consultant on econometric and
                                                         statistical matters.

John J. Neuhauser (Age 61)     Trustee            1985   Academic Vice President and Dean of           121(3,4)     Saucony, Inc.
84 College Road                                          Faculties since August, 1999, Boston                    (athletic footwear)
Chestnut Hill, MA                                        College (formerly Dean, Boston College
02467-3838                                               School of Management from September,
                                                         1977 to September, 1999).

Patrick J. Simpson (Age 60)    Trustee            2000   Partner, Perkins Coie L.L.P. (law             118              None
1120 N.W. Couch Street                                   firm).
Tenth Floor
Portland, OR 97209-4128

                                                                                                    Number of
                                                                                                    Portfolios
                                             Year First                                              in Fund
                                             Elected or                                              Complex           Other
     Name, Address            Position       Appointed              Principal Occupation(s)          Overseen       Directorships
        and Age              with Funds     to Office (1)           During Past Five Years          by Trustee          Held
     -------------           ----------     -------------           -----------------------         ----------     ----------------
DISINTERESTED TRUSTEES

Thomas E. Stitzel (Age 68)      Trustee              1998    Business Consultant since 1999                118           None
2208 Tawny Woods Place                                       (formerly Professor of Finance from
Boise, ID  83706                                             1975 to 1999, College of Business,
                                                             Boise State University); Chartered
                                                             Financial Analyst.

Thomas C. Theobald              Trustee              1996    Partner and Senior Advisor, Chicago           118          Anixter
(Age 67) (5)                     and                         Growth Partners (private equity                         International
303 W. Madison                 Chairman                      investing) since September, 2004                      (network support
Suite 2500                      of the                       (formerly Managing Director, William                      equipment
Chicago, IL 60606               Board                        Blair Capital Partners (private equity                   distributor);
                                                             investing) from September, 1994 to                      Ventas, Inc.
                                                             September, 2004).                                       (real estate
                                                                                                                       investment
                                                                                                                         trust);
                                                                                                                       Jones Lang
                                                                                                                     LaSalle (real
                                                                                                                   estate management
                                                                                                                     services) and
                                                                                                                    MONY Group (life
                                                                                                                       insurance)

Anne-Lee Verville (Age 59)      Trustee              1998    Retired since 1997 (formerly General          119(4)   Chairman of the
359 Stickney Hill Road                                       Manager, Global Education Industry,                       Board of
Hopkinton, NH 03229                                          IBM Corporation (computer                               Directors, and
                                                             technology) from 1994 to 1997).                         Enesco Group,
                                                                                                                         Inc.
                                                                                                                      (designer,
                                                                                                                     importer and
                                                                                                                     distributor of
                                                                                                                      giftware and
                                                                                                                     collectibles)

                                                                                                    Number of
                                                                                                    Portfolios
                                             Year First                                              in Fund
                                             Elected or                                              Complex            Other
     Name, Address            Position       Appointed              Principal Occupation(s)          Overseen       Directorships
        and Age              with Funds     to Office (1)           During Past Five Years          by Trustee          Held
     -------------           ----------     -------------           -----------------------         ----------  --------------------
DISINTERESTED TRUSTEES

Richard L. Woolworth            Trustee              1991   Retired since December 2003 (formerly          118   Northwest Natural
(Age 63)                                                    Chairman and Chief Executive Officer,               Gas Co. (natural gas
100 S.W. Market Street                                      The Regence Group (regional health                   service provider)
#1500                                                       insurer); Chairman and Chief Executive
Portland, OR 97207                                          Officer, BlueCross BlueShield of
                                                            Oregon; Certified Public Accountant,
                                                            Arthur Young & Company)

                                                                                                     Number of
                                                                                                    Portfolios
                                             Year First                                              in Fund
                                             Elected or                                              Complex            Other
     Name, Address              Position     Appointed            Principal Occupation(s)            Overseen       Directorships
        and Age                with Funds   to Office (1)         During Past Five Years            by Trustee           Held
     -------------             ----------   -------------         -----------------------           ----------     -----------------
INTERESTED TRUSTEE
William E. Mayer (2) (Age 64)     Trustee            1994   Managing Partner, Park Avenue Equity          1203     Lee Enterprises
399 Park Avenue                                             Partners (private equity) since                        (print media), WR
Suite 3204                                                  February, 1999 (formerly Founding                       Hambrecht + Co.
New York, NY 10022                                          Partner, Development Capital LLC from                 (financial service
                                                            November 1996 to February, 1999).                      provider); First
                                                                                                                        Health
                                                                                                                     (healthcare);
                                                                                                                    Reader's Digest
                                                                                                                     (publishing);
                                                                                                                      OPENFIELD
                                                                                                                      Solutions
                                                                                                                  (retail industry
                                                                                                                      technology
                                                                                                                       provider)



1 In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

2 Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

3 Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds (as defined in Part 1 of this SAI).

4 Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

5    Mr. Theobald was appointed as Chairman of the Board effective December 10,
     2003.



                                             Year First
                                             Elected or
     Name, Address               Position     Appointed                             Principal Occupation(s)
        and Age                 with Funds   to Office (1)                          During Past Five Years
     -------------              ----------   -------------                          -----------------------
OFFICERS
Christopher L. Wilson (Age 47)   President            2004   President of the Columbia Funds, Liberty Funds and Stein Roe Funds
One Financial Center                                         since October, 2004 (formerly President and Chief Executive Officer,
Boston, MA 02111                                             CDC IXIS Asset Management Services, Inc. from September, 1998 to
                                                             August, 2004).

J. Kevin Connaughton (Age 39)    Treasurer            2000   Treasurer of the Columbia Funds since October, 2003 and of the Liberty
One Financial Center                                         Funds, Stein Roe Funds and All-Star Funds since December, 2000; Vice
Boston, MA 02111                                             President of the Advisor since April, 2003 (formerly President of the
                                                             Columbia Funds, Liberty Funds and Stein Roe Funds from February, 2004 to October, 2004; Chief Accounting Officer and Controller of the
                                                             Liberty Funds and of the All-Star Funds from February, 1998 to
                                                             October, 2000); Treasurer of the Galaxy Funds since September, 2002;
                                                             Treasurer, Columbia Management Multi-Strategy Hedge Fund, LLC since
                                                             December, 2002 (formerly Vice President of Colonial Management
                                                             Associates, Inc. from February, 1998 to October, 2000).

Mary Joan Hoene (Age 54)       Senior Vice            2004   Senior Vice President and Chief Compliance Officer of the Columbia
40 West 57th Street             President                    Funds, Liberty Funds and Stein Roe Funds since August, 2004; Chief
New York, NY 10019              and Chief                    Compliance Officer of the All-Star Funds since August, 2004 (formerly
                                Compliance                   Partner, Carter, Ledyard & Milburn LLP from January, 2001 to August,
                                 Officer                     2004; Counsel, Carter, Ledyard & Milburn LLP from November, 1999 to
                                                             December, 2000; Vice President and Counsel, Equitable Life Assurance
                                                             Society of the United States from April, 1998 to November, 1999).

Michael G. Clarke (Age 34)        Chief               2004   Chief Accounting Officer of the Columbia Funds, Liberty Funds, Stein
One Financial Center            Accounting                   Roe Funds and All-Star Funds since October, 2004 (formerly Controller
Boston, MA 02111                 Officer                     of the Columbia Funds, Liberty Funds, Stein Roe Funds and All-Star
                                                             Funds from May, 2004 to October, 2004; Assistant Treasurer from June,
                                                             2002 to May, 2004; Vice President, Product Strategy & Development of
                                                             the Liberty Funds and Stein Roe Funds from February, 2001 to June,
                                                             2002; Assistant Treasurer of the Liberty Funds, Stein Roe Funds and
                                                             the All-Star Funds from August, 1999 to February, 2001; Audit Manager,
                                                             Deloitte & Toche LLP from May, 1997 to August, 1999).



                                             Year First
                                             Elected or
     Name, Address               Position     Appointed                             Principal Occupation(s)
        and Age                 with Funds   to Office (1)                          During Past Five Years
     -------------              ----------   -------------                          -----------------------
OFFICERS
Jeffrey R. Coleman (Age 34)     Controller            2004   Controller of the Columbia Funds, Liberty Funds, Stein Roe Funds and
One Financial Center                                         All-Star Funds since October, 2004 (formerly Vice President of CDC IXIS
Boston, MA 02111                                             Asset Management Services, Inc. and Deputy Treasurer of The CDC Nvest
                                                             Funds and Loomis Sayles Funds from February, 2003 to September, 2004;
                                                             Assistant Vice President of CDC IXIS Asset Management Services, Inc.
                                                             and Assistant Treasurer of the CDC Nvest Funds from August, 2000 to
                                                             February, 2003; Tax Manager of PFPC, Inc. from November, 1996 to
                                                             August, 2000).


David A. Rozenson (Age 50)      Secretary             2003   Secretary of the Columbia Funds, Liberty Funds, Stein Roe Funds and
One Financial Center                                         All-Star Funds since December, 2003; Senior Counsel, Bank of America
Boston, MA 02111                                             Corporation (formerly FleetBoston Financial Corporation) since January,
                                                             1996; Associate General Counsel, Columbia Management Group since
                                                             November, 2002.


                                                                October 15, 2004

                       STEINROE VARIABLE INVESTMENT TRUST
                One Financial Center, Boston, Massachusetts 02111

               Liberty Small Company Growth Fund, Variable Series
                  Stein Roe Growth Stock Fund, Variable Series
                 Liberty Asset Allocation Fund, Variable Series
                Liberty Federal Securities Fund, Variable Series
                   Liberty Money Market Fund, Variable Series


                       STATEMENT OF ADDITIONAL INFORMATION

Dated May 1, 2004 This Statement of Additional Information (SAI) is not a prospectus, but provides additional information which should be read in conjunction with the Funds' Prospectus dated May 1, 2004 and any supplement thereto. Financial statements, which are contained in the Funds' December 31, 2003, Annual Report, are incorporated by reference into this SAI. A Prospectus and Annual Report may be obtained at no charge by calling Columbia Funds Distributor, Inc. (CFD) (formerly named Liberty Funds Distributor, Inc. ) at
(800) 437-4466, or by contacting the applicable Participating Insurance Company (as defined in the Prospectus), or the broker-dealers offering certain variable annuity contracts or variable life insurance policies issued by the Participating Insurance Company.


                                TABLE OF CONTENTS



                                                                        Page
General Information and History............................................2
Investment Restrictions................................................... 3
Portfolio Turnover.........................................................7
Purchases and Redemptions .................................................7
Trustees and Officers .....................................................8
Management Arrangements.................................................. 19
Trust Charges and Expenses............................................... 20
Underwriters............................................................. 25
Code of Ethics........................................................... 26
Custodian................................................................ 26
Portfolio Transactions................................................... 26
Net Asset Value.......................................................... 33
Taxes.....................................................................33
Record Shareholders...................................................... 35
Independent Accountants and Financial Statements......................... 37
Appendix A -- Investment Techniques and Securities ...................... 38
Appendix B -- Proxy Voting Policies and Procedures....................... 54

                         GENERAL INFORMATION AND HISTORY

         SteinRoe Variable Investment Trust (the Trust), a business trust organized under the laws of Massachusetts, commenced operations on January 1, 1989, and is registered with the Securities and Exchange Commission (SEC) as an open-end management investment company. The Trust currently offers five Funds with differing investment goals, policies and restrictions. Currently, the Trust consists of Liberty Small Company Growth Fund, Variable Series (Small Company Growth Fund), Stein Roe Growth Stock Fund, Variable Series (Growth Stock Fund), Liberty Asset Allocation Fund, Variable Series (Asset Allocation Fund), Liberty Federal Securities Fund, Variable Series (Federal Securities Fund) and Liberty Money Market Fund, Variable Series (Money Market Fund) (individually referred to as a Fund, or by the defined name indicated, or collectively as the Funds).

         Effective April 7, 2003, Stein Roe Balanced Fund, Variable Series changed its name to Liberty Asset Allocation Fund, Variable Series and Stein Roe Money Market Fund, Variable Series changed its name to Liberty Money Market Fund, Variable Series. Effective April 14, 2003, Stein Roe Small Company Growth Fund, Variable Series changed its name to Liberty Small Company Growth Fund, Variable Series. Effective April 30, 2001, the Federal Securities Fund changed its name from Stein Roe Mortgage Securities Fund, Variable Series to its current name. Effective May 5, 1999, Small Company Growth Fund changed its name from Stein Roe Special Venture Fund, Variable Series to Stein Roe Small Company Growth Fund. Effective November 15, 1997, Small Company Growth Fund changed its name from Stein Roe Capital Appreciation Fund to Stein Roe Special Venture Fund, Variable Series.

The Trust issues shares of beneficial interest in each Fund, an open-end management investment company that is a diversified series of the Trust, that represent the entire interest in a separate series of the Trust. The Trust is permitted to offer separate series and different classes of shares. The Trust currently offers two separate classes of shares, Class A shares and Class B shares. Class B shares differ from Class A shares solely in that Class B shares have a fee pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended (1940 Act) which is used for certain shareholder service and distribution expenses. Sales of shares of each class are made without a sales charge at each Fund's per share net asset value. The Trust may add or delete Funds and/or classes from time to time. The Trust is the funding vehicle for variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies) offered by the separate accounts of life insurance companies (Participating Insurance Companies).

         The Trust was organized under an Agreement and Declaration of Trust (Declaration of Trust) as a Massachusetts business trust on June 9, 1987. The Declaration of Trust may be amended by a vote of either the Trust's shareholders or the Board. The Trust is authorized to issue an unlimited number of shares of beneficial interest without par value, in one or more series, each with one or more classes, as the Board may authorize.

         Each share of a Fund class is entitled to participate pro rata in any dividends and other distributions declared by the Board with respect to that share class, and all shares of a Fund have proportionate rights in the event of liquidation of that Fund.

         Shareholders of a Fund are entitled to one vote for each share of that Fund held on any matter presented to shareholders. Shares of the Funds will vote separately as individual series when required by the 1940 Act or other applicable law or when the Board determines that the matter affects only the interests of one or more Funds, such as, for example, a proposal to approve an amendment to that Fund's Advisory Agreement, but shares of all the Funds vote together, to the extent required by the 1940 Act, in the election or selection of Trustees and independent accountants.

         The shares do not have cumulative voting rights, which means that the holders of more than 50% of the shares of the Funds voting for the election of Trustees can elect all of the Trustees, and, in such event, the holders of the remaining shares will not be able to elect any Trustees.

         The Funds are not required by law to hold regular annual meetings of their shareholders and do not intend to do so. However, special meetings may be called for purposes such as electing or removing Trustees or changing fundamental policies. The Trust is required to hold a shareholders' meeting to elect Trustees to fill vacancies in the event that less than a majority of Trustees were elected by shareholders. Trustees may also be removed by the vote of two-thirds of the outstanding shares at a meeting called at the request of shareholders whose interests represent 10% or more of the outstanding shares.

         Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims liability of the shareholders, the Trustees, or officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of the Trust (or the applicable Fund thereof) and requires that notice of such disclaimer be given in each agreement, obligation, or contract entered into or executed by the Trust or the Board. The Declaration of Trust provides for indemnification out of the Trust's assets (or the applicable Fund) for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote because it is limited to circumstances in which the disclaimer is inoperative and the Trust itself is unable to meet its obligations. The risk to any one Fund of sustaining a loss on account of liabilities incurred by another Fund also is believed to be remote.

                             INVESTMENT RESTRICTIONS

         Each Fund operates under the investment restrictions listed below. Restrictions lettered (a) through (g) are fundamental policies which may not be changed for a Fund without approval of a majority of the outstanding voting shares of a Fund, defined as the lesser of the vote of (a) 67% or more of the shares of a Fund present at a meeting where more than 50% of the outstanding shares are present in person or represented by proxy or

(b) more than 50% of the outstanding shares of a Fund. Other restrictions are not fundamental policies and may be changed with respect to a Fund by the Trustees without shareholder approval.

         Total assets and net assets are determined at current value for purposes of compliance with investment restrictions and policies. All percentage limitations will apply at the time of investment and are not violated unless an excess or deficiency occurs as a result of such investment. For purposes of the diversification requirement of the 1940 Act, the issuer with respect to a security is the entity whose revenues support the security.

FUNDAMENTAL POLICIES

         The following investment restrictions apply to each Fund except as otherwise indicated. A Fund may not:

         (a) with respect to 75% of the value of the total assets of a Fund, invest more than 5% of the value of its total assets, taken at market value at the time of a particular purchase, in the securities of any one issuer, except (a) securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and (b) [with respect to Money Market Fund only] certificates of deposit, bankers' acceptances and repurchase agreements;

         (b) purchase securities of any one issuer if more than 10% of the outstanding voting securities of such issuer would at the time be held by the Fund;

         (c) act as an underwriter of securities, except insofar as it may be deemed an underwriter for purposes of the Securities Act of 1933 on disposition of securities acquired subject to legal or contractual restrictions on resale;

         (d) invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry, except that this restriction does not apply to: (i) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, (ii) [with respect to Money Market Fund only] certificates of deposit and bankers' acceptances and repurchase agreements or (iii) [as to Money Market Fund only] securities of issuers in the financial services industry;

         (e) purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, and securities issued by companies which invest in real estate or interests therein), commodities or commodity contracts (except that it may enter into (a) futures and options on futures and (b) forward contracts);

         (f) make loans, but this restriction shall not prevent a Fund from (a) buying a part of an issue of bonds, debentures, or other obligations which are publicly distributed, or from investing up to an aggregate of 15% of its total assets (taken at market value at the time of each purchase) in parts of issues of bonds, debentures or other obligations of a type privately placed with financial institutions, (b) investing in repurchase agreements, or (c) lending portfolio securities, provided that it may not lend securities if, as a result, the aggregate value of all securities loaned would exceed 15% of its total assets (taken at market value at the time of such loan); or

         (g) borrow, except from banks, other affiliated funds and other entities to the extent permitted by the Investment Company Act of 1940.

NON-FUNDAMENTAL POLICIES

         Each Fund is also subject to the following restrictions and policies, which are not fundamental and may be changed by the Trustees without shareholder approval. A Fund may:

         (a) not invest in companies for the purpose of exercising control or management;

         (b) not purchase more than 3% of the stock of another investment company; or purchase stock of other investment companies equal to more than 5% of the Fund's total assets (valued at time of purchase) in the case of any one other investment company and 10% of such assets (valued at the time of purchase) in the case of all other investment companies in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the purchase, other than the customary broker's commission, except for securities acquired as part of a merger, consolidation or acquisition of assets;

         (c) not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by it, except as may be necessary in connection with (i) permitted borrowings and
         (ii) options, futures and options on futures;

         (d) not issue senior securities, except to the extent permitted by the Investment Company Act of 1940 (including permitted borrowings);

         (e) not purchase portfolio securities for the Fund from, or sell portfolio securities to, any of the officers and directors or Trustees of the Trust or of its investment adviser;

         (f) not invest more than 5% of its net assets (valued at time of purchase) in warrants, nor more than 2% of its net assets in warrants that are not listed on the New York or American Stock Exchanges;

         (g) not write an option on a security unless, in compliance with SEC requirements, cash or liquid securities equal in value to the commodity value (less any applicable margin deposits) have been deposited in a segregated account;

         (h) buy or sell an option on a security, a futures contract or an option on a futures contract so long as the total initial margin and premiums on the contracts do not exceed 5% of its total assets;

         (i) not purchase securities on margin (except for use of short-term credits as are necessary for the clearance of transactions), make short sales of securities, or participate on a joint or a joint and several basis in any trading account in securities (except in connection with transactions in options, futures, and options on futures) [all Funds except Federal Securities Fund];

         (j) not purchase a put or call option if the aggregate premiums paid for all put and call options exceed 20% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions; or

         (k) not invest more than 15% [except as to Money Market Fund, 10%] of the Fund's net assets (taken at market value at the time of each purchase) in illiquid securities including repurchase agreements maturing in more than seven days.

         Further, as to Money Market Fund with respect to 100% of its assets, SEC rules prohibit the Fund from investing more than 5% of its assets, taken at market value at the time of purchase, in the securities of any one issuer; provided that (i) the Fund may invest more than 5% of its assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and (ii) the Fund may invest more than 5% of its assets for a period of up to three business days after the purchase thereof (but not more than 25% of its assets) in the securities of any one first-tier issuer (as determined by SEC rules); provided, further, that the Fund may not make more than one investment in accordance with this exception at any one time.

         Under normal market conditions, Money Market Fund will invest at least 25% of its assets in securities of issuers in the financial services industry. This policy may cause the Fund to be more adversely affected by changes in market or economic conditions and other circumstances affecting the financial services industry. The financial services industry includes issuers that, according to the Directory of Companies Required to File Annual Reports with the SEC, are in the following categories: state banks; national banks; savings and loan holding companies; personal credit institutions; business credit institutions; mortgage-backed securities; finance services; security and commodity brokers, dealers and services; life, accident and health insurance carriers; fire, marine, casualty and surety insurance carriers; and insurance agents, brokers and services.

ADDITIONAL VOLUNTARY RESTRICTIONS PERTAINING TO SMALL COMPANY GROWTH FUND

         Small Company Growth Fund also is subject to the following additional restrictions and policies under certain applicable insurance laws pertaining to variable annuity contract separate accounts. These policies and restrictions are not fundamental and may be changed by the Trustees without shareholder approval:

         The borrowing limits for the Fund are (1) 10% of net asset value when borrowing for any general purpose and (2) 25% of net asset value when borrowing as a temporary measure to facilitate redemptions. For this purpose, net asset value is the market value of all investments or assets owned less outstanding liabilities of the Fund at the time that any new or additional borrowing is undertaken.

         The Fund also will be subject to the following diversification guidelines pertaining to investments in foreign securities:

         1. The Fund will be invested in a minimum of five different foreign countries at all times when it holds investments in foreign securities. However, this minimum is reduced to four when foreign country investments comprise less than 80% of the Fund's net asset value; to three when less than 60% of such value; to two when less than 40%; and to one when less than 20%.

         2. Except as set forth in item 3 below, the Fund will have no more than 20% of its net asset value invested in securities of issuers located in any one foreign country.

         3. The Fund may have an additional 15% of its value invested in securities of issuers located in any one of the following countries:
         Australia, Canada, France, Japan, the United Kingdom or Germany. If a percentage limit with respect to any of the foregoing fundamental and non-fundamental policies is satisfied at the time of investment or borrowing, a later increase or decrease in a Fund's assets will not constitute a violation of the limit.

                               PORTFOLIO TURNOVER

         The portfolio turnover of each Fund will vary from year to year. Although no Fund will trade in securities for short-term profits, when circumstances warrant securities may be sold without regard to the length of time held. Portfolio turnover for each Fund (other than Money Market Fund) is shown under "FINANCIAL HIGHLIGHTS" in the Prospectus.

         A 100% turnover rate would occur if all of the securities in the portfolio were sold and either repurchased or replaced within one year. The Funds pay brokerage commissions in connection with options and futures transactions and effecting closing purchase or sale transactions, as well as for the purchases and sales of other portfolio securities other than fixed income securities, for which the Funds pay dealer spreads. If a Fund writes a substantial number of call or put options (on securities or indexes) or engages in the use of futures contracts or options on futures contracts (all referred to as "Collateralized Transactions"), and the market prices of the securities underlying the Collateralized Transactions move inversely to the Collateralized Transaction, there may be a very substantial turnover of the portfolios.

                            PURCHASES AND REDEMPTIONS

         Purchases and redemptions are discussed in the Prospectus under the heading "SHAREHOLDER INFORMATION."

         Each Fund's net asset value is determined on days on which the New York Stock Exchange (NYSE) is open for trading. The NYSE is regularly closed on Saturdays and Sundays and on New Year's Day, the third Monday in January, the third Monday in February, Good Friday, the last Monday in May, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the NYSE will be closed on the preceding Friday or the following Monday, respectively. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Trustees, the net asset value of a Fund should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time. Please refer to Shareholder Information 8 -- How the Funds Calculate Net Asset Value in the Prospectus for additional information on how the purchase and redemption price of Fund shares is determined.

         The Trust reserves the right to suspend or postpone redemptions of shares of any Fund during any period when: (a) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed for other than customary weekend and holiday closing; (b) the SEC has by order permitted such suspension; or (c) an emergency, as determined by the SEC, exists, making disposal of portfolio securities or the valuation of net assets of such Fund not reasonably practicable.

                              TRUSTEES AND OFFICERS

         The Board has overall management responsibility for the Trust and the Funds.

         The Trustees serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Trust, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold, are shown below. Each officer listed below serves as an officer of each of the Funds.


Name, Address and     Position       Year First     Principal                Number of      Other
Age                   with Funds     Elected or     Occupation(s) During     Portfolios     Directorship
                                     Appointed to   Past Five Years          in Fund        Held
                                     Office(1)                               Complex
                                                                             Overseen by
                                                                             Trustee
--------------------------------------------------------------------------------------------------------
Disinterested
Trustees

Douglas A. Hacker     Trustee        1996           Executive Vice           119            Orbitz, Inc.
(Age 48)                                            President -- Strategy                   (on-line travel
P.O. Box 66100                                      of United Airlines                      company)
Chicago, IL 60666                                   (airline) since
                                                    December, 2002
                                                    (formerly President of
                                                    UAL Loyalty Services
                                                    (airline) from

                                                    September, 2001 to
                                                    December, 2002;
                                                    Executive Vice
                                                    President and Chief
                                                    Financial Officer of
                                                    United Airlines from
                                                    March, 1993 to
                                                    September, 2001).

Janet Langford        Trustee        1996           Private Investor since   119            None
Kelly (Age 45)                                      March 2004 (formerly
9534 W. Gull Lake                                   Chief Administrative
Drive Richland, MI                                  Officer and Senior
49083-8530                                          Vice President, Kmart
                                                    Holding Corporation
                                                    (consumer goods), from
                                                    September, 2003 to March
                                                    2004; Executive Vice
                                                    President- Corporate
                                                    Development and
                                                    Administration, General
                                                    Counsel and Secretary,
                                                    Kellogg Company (food
                                                    manufacturer), from
                                                    September, 1999 to August,
                                                    2003; Senior Vice
                                                    President, Secretary and
                                                    General Counsel, Sara Lee
                                                    Corporation (branded,
                                                    packaged,
                                                    consumer-products
                                                    manufacturer) from
                                                    January, 1995 to
                                                    September, 1999).

Richard W. Lowry      Trustee        1995           Private Investor since   121(3)         None
(Age 67)                                            August, 1987 (formerly
10701 Charleston                                    Chairman and Chief
Drive                                               Executive Officer,
                                                    U.S.

Vero Beach, FL 32963                                Plywood
                                                    Corporation (building
                                                    products
                                                    manufacturer)).

Charles R. Nelson     Trustee        1981           Professor of             119            None
(Age 61) Department                                 Economics, University
of Economics                                        of Washington, since
University of                                       January, 1976; Ford
Washington Seattle,                                 and Louisa Van Voorhis
WA 98195                                            Professor of Political
                                                    Economy, University of
                                                    Washington, since
                                                    September, 1993;
                                                    Director, Institute for
                                                    Economic Research,
                                                    University of Washington,
                                                    since September, 2001;
                                                    Adjunct Professor of
                                                    Statistics, University of
                                                    Washington, since
                                                    September,1980; Associate
                                                    Editor, Journal of Money
                                                    Credit and Banking, since
                                                    September, 1993;
                                                    consultant on econometric
                                                    and statistical matters.

John J. Neuhauser     Trustee        1985           Academic Vice            122(3),(4)     Saucony, Inc.
(Age 60) 84 College                                 President and Dean of                   (athletic
Road Chestnut Hill,                                 Faculties since                         footwear);
MA 02467- 3838                                      August, 1999, Boston                    SkillSoft Corp. (E-Learning)
                                                    College (formerly
                                                    Dean, Boston
                                                    College School of
                                                    Management from
                                                    September, 1977 to
                                                    September, 1999).

Patrick J. Simpson    Trustee        2000           Partner, Perkins Coie    119            None
(Age 58)                                            L.L.P. (law firm).
1211 S.W. 5th

Avenue
Suite 1500
Portland, OR 97204

Thomas E. Stitzel     Trustee        1998           Business Consultant      119            None
(Age 67)                                            since 1999 (formerly
2208 Tawny Woods                                    Professor of Finance
Place Boise, ID                                     from 1975 to 1999,
83706                                               College of Business,
                                                    Boise State
                                                    University); Chartered
                                                    Financial Analyst.

Thomas C. Theobald    Trustee and    1996           Managing Director,       119            Anixter
(Age 66)              Chairman of                   William Blair Capital                   International
227 West Monroe       the Board                     Partners (private                       (network
Street,                                             equity investing)                       support
Suite 3500 Chicago,                                 since September, 1994.                  equipment
IL 60606                                                                                    distributor),
                                                                                            Jones Lang
                                                                                            LaSalle (real
                                                                                            estate
                                                                                            management
                                                                                            services) and
                                                                                            MONY Group
                                                                                            (life insurance)

Anne-Lee Verville     Trustee        1998           Author and speaker on    120(4)         Chairman of the
(Age 58)                                            educational systems                     Board of
359 Stickney Hill                                   needs (formerly                         Directors,
Road Hopkinton, NH                                  General Manager,                        Enesco Group,
03229                                               Global Education                        Inc. (designer,
                                                    Industry, IBM                           importer and
                                                    Corporation (computer                   distributor of
                                                    and technology) from                    giftware and
                                                    1994 to 1997).                          collectibles)

Richard L.            Trustee        1991           Retired since December   119            NW Natural
Woolworth (Age 62)                                  2003 (formerly                          (natural gas
100 S.W. Market                                     Chairman and Chief                      service
Street #1500                                        Executive Officer, The                  provider)
Portland, OR 97207                                  Regence Group
                                                    (regional health
                                                    insurer); Chairman and
                                                    Chief


                                                    Executive Officer,
                                                    BlueCross BlueShield
                                                    of Oregon; Certified
                                                    Public Accountant,
                                                    Arthur Young & Company)

INTERESTED TRUSTEES
William E.            Trustee        1994           Managing Partner, Park   121(3)         Lee Enterprises
Mayer(2) (Age 63)                                   Avenue Equity Partners                  (print media),
399 Park Avenue                                     (private equity) since                  WR Hambrecht +
Suite 3204 New                                      February, 1999 (formerly                Co. (financial
York, NY 10022                                      Founding Partner,                       service provider)
                                                    Development Capital LLC                 and First Health
                                                    from November 1996 to                   (healthcare)
                                                    February, 1999).

(1) In October 2003, the trustees of the Liberty Funds and Stein Roe Funds (both as defined in Part 1 of this SAI) were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.

(2) Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.

(3) Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds.

(4) Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.

Name, Address and Age   Position with Funds   Year First Elected   Principal Occupation(s) During Past
                                              or Appointed to      Five Years
                                              Office
------------------------------------------------------------------------------------------------------
Officers

                        President and         2000                 President of the Columbia Funds,
J. Kevin Connaughton    Treasurer                                  Liberty Funds and Stein Roe Funds
(Age 39) One                                                       since March, 2004; Chief Financial
Financial Center                                                   Officer of the Columbia Funds since
Boston, MA 02111                                                   January, 2003; Treasurer of the
                                                                   Columbia Funds since October, 2003
                                                                   and of the Liberty Funds, Stein Roe
                                                                   Funds and All-Star Funds since
                                                                   December, 2000; Vice President of
                                                                   the Advisor since April, 2003
                                                                   (formerly Controller of the Liberty
                                                                   Funds and All-Star Funds from
                                                                   February, 1998 to October, 2000);
                                                                   Treasurer of the Galaxy Funds since
                                                                   September, 2002; Treasurer, Columbia
                                                                   Management Multi-Strategy Hedge
                                                                   Fund, LLC since December, 2002
                                                                   (formerly Vice President of Colonial
                                                                   from February, 1998 to October, 2000
                                                                   and Senior Tax Manager, Coopers &
                                                                   Lybrand, LLP from April, 1996 to
                                                                   January, 1998).

Vicki L. Benjamin       Chief Accounting      2001                 Controller of the Columbia Funds since
(Age 42) One            Officer and                                July, 2003 and of the Liberty Funds,
Financial Center        Controller                                 Stein Roe Funds and All-Star Funds
Boston, MA 02111                                                   since May, 2002; Chief Accounting
                                                                   Officer of the Columbia Funds since
                                                                   July, 2003 and Liberty Funds, Stein
                                                                   Roe Funds and All-Star Funds since
                                                                   June, 2001; Controller and Chief
                                                                   Accounting Officer of the Galaxy
                                                                   Funds since September, 2002
                                                                   (formerly Vice President, Corporate
                                                                   Audit, State Street Bank and Trust
                                                                   Company from May, 1998 to April,
                                                                   2001; Audit Manager from July, 1994
                                                                   to June, 1997; Senior Audit Manager
                                                                   from July, 1997 to May, 1998,
                                                                   Coopers & Lybrand, LLP).

David A. Rozenson       Secretary             2003                 Secretary of the Columbia Funds,
(Age 49) One                                                       Liberty Funds, Stein Roe Funds and
Financial                                                          All-Star Funds since December, 2003;
                                                                   Senior

Center Boston, MA                                                  Counsel, Bank of America Corporation
02111                                                              (formerly FleetBoston Corporation)
                                                                   since January, 1996; Associate
                                                                   General Counsel, Columbia Management
                                                                   Group since November, 2002.

TRUSTEES AND TRUSTEES' FEES

         Fund Complex consists of the following funds:

         The series of Columbia Funds Trust I, the series of Columbia Funds Trust II, the series of Columbia Funds Trust III, the series of Columbia Funds Trust IV, the series of Columbia Funds Trust V, the series of Columbia Funds Trust VI, the series of Columbia Funds Trust VII, the series of Liberty Variable Investment Trust and 9 closed-end or interval management investment company portfolios. (the "Liberty Funds").

         The series of Columbia Funds Trust VIII, the series of Columbia Funds Trust IX, the series of Columbia Funds Trust XI, the series of SteinRoe Variable Investment Trust and 3 closed-end management investment company portfolios.(the "Stein Roe Funds").

         Two closed-end management investment company portfolios named Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (the "All-Star Funds"). (5)

         Columbia Management Multi-Strategy Hedge Fund, LLC.

         Columbia Balanced Fund, Inc., Columbia Common Stock Fund, Inc., Columbia Daily Income Company, Columbia Fixed Income Securities Fund, Inc., Columbia Growth Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc. and the series of CMG Fund Trust. (the "Columbia Funds").

         The series of The Galaxy Funds. (the "Galaxy Funds").

         The series of Columbia Acorn Trust and the series of Wanger Advisors Trust. (the "Acorn Funds" and "WAT Funds," respectively). The Advisor or its affiliates pay the compensation of all the officers of the Funds in the Funds Complex, including Trustees who are affiliated with the Advisor. For the calendar year ended December 31, 2003, the Trustees received the following compensation for serving as Trustees:

Trustee(a)              Aggregate             Aggregate            Aggregate             Aggregate
                        Compensation from     Compensation from    Compensation from     Compensation from
                        the Asset             the Small Company    the Growth Stock      the Federal
                        Allocation Fund for   Growth Fund for      Fund for the Fiscal   Securities Fund
                        the Fiscal Year       the Fiscal Year      Year Ended December   for the Fiscal
                        Ended December 31,    Ended December 31,   31, 2003              Year Ended
                        2003                  2003                                       December 31,

                                                                                         2003
Douglas A. Hacker       $1,225                $614                 $902                  $1,555
Janet Langford Kelly    1,084                 543                  800                   1,020
Richard W. Lowry        1,111                 556                  821                   1,044
Salvatore Macera (c)    630                   314                  473                   599
William E. Mayer        1,167                 584                  860                   1,097
Charles R. Nelson       1,197                 601                  884                   1,130
John J. Neuhauser       1,268                 637                  935                   1,196
Patrick J. Simpson      165                   83                   116                   149
Thomas E. Stitzel       1,100                 550                  811                   1,034
Thomas C. Theobald(e)   1,175                 588                  866                   1,105
Anne-Lee Verville (f)   1,354                 681                  1000                  1,277
Richard L.              165                   84                   116                   149
Woolworth

Trustee(a)              Aggregate             Pension or           Total Compensation
                        Compensation from     Retirement           from the Fund
                        the Money Market      Benefits Accrued     Complex Paid to the
                        Fund for the Fiscal   as part of Fund      Trustees for the
                        Year Ended December   Expenses(b)          Calendar Year Ended
                        31, 2003                                   December 31, 2003(a)
---------------------------------------------------------------------------------------

Douglas A. Hacker       $1,227                N/A                  $115,500
Janet Langford Kelly    1,086                 N/A                  101,500
Richard W. Lowry        1,113                 N/A                  128,150
Salvatore Macera (c)    653                   N/A                  56,500
William E. Mayer        1,167                 N/A                  133,150
Charles R. Nelson       1,204                 N/A                  155,073
John J. Neuhauser       1,271                 N/A                  143,568
Patrick J. Simpson      147                   N/A                  64,234
Thomas E. Stitzel       1,100                 N/A                  103,500
Thomas C. Theobald(d)   1,175                 N/A                  110,250
Anne-Lee Verville (e)   1,359                 N/A                  128,250
Richard L. Woolworth    148                   N/A                  64,234


(a) As of December 31, 2003, the Fund Complex consisted of 132 open-end and 15 closed-end management investment company portfolios. Effective October 8, 2003, Patrick J. Simpson and Richard L. Woolworth, then directors/trustees of the Columbia Funds, were appointed to the board of trustees of the Liberty Funds and Stein Roe Funds. Also effective October 8, 2003, the trustees of the Liberty Funds and the Stein Roe Funds were elected as directors/trustees of the Columbia Funds. A single combined board of trustees/directors now oversees all of the Liberty Funds, Stein Roe Funds and Columbia Funds. The All-Star Funds, Columbia Management Multi-Strategy Hedge Fund, LLC, the Galaxy Funds, the Acorn Funds and the WAT Funds each have separate boards of trustees/directors.

(b) The Funds do not currently provide pension or retirement plan benefits to the Trustees.

(c) Mr. Macera retired as a Trustee from the Board of Trustees effective June 18, 2003.

(d) During the calendar year ended December 31, 2003, Mr. Theobald deferred $559, $281, $421, $525 and $571 of his compensation from the Asset Allocation, Small Company Growth, Growth Stock, Federal Securities, and Money Market Funds, respectively, and $50,750 of his total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Mr. Theobald's account under that plan was $55,587.

(e) During the calendar year ended December 31, 2003, Ms. Verville deferred $584, $294, $441, $549 and $597 of her compensation from the Asset Allocation, Small Company Growth, Growth Stock, Federal Securities, and Money Market Funds, respectively, and $53,250 of her total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2003, the value of Ms. Verville's account under that plan was $516,001.

ROLE OF THE BOARD OF TRUSTEES

         The Trustees of the Funds are responsible for the overall management and supervision of the Funds' affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Funds' activities, review contractual arrangements with service providers for the Funds and review the Funds' performance. The Trustees have created several committees to perform specific functions for the Funds. Mr. Theobald was elected Chairman of the Board of Trustees of the Liberty Funds, Stein Roe Funds and Columbia Funds effective December, 2003.

AUDIT COMMITTEE

         Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Funds. The Audit Committee's functions include making recommendations to the Trustees regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and 15 auditing practices and procedures, accounting records, and the internal accounting controls, of the Funds and certain service providers. For the fiscal year ended December 31, 2003, the Audit Committee convened 10 times.

GOVERNANCE COMMITTEE

         Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Funds. The Governance Committee's functions include recommending to the Trustees nominees for independent Trustee positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the Trustees' duties and responsibilities and reviewing and making recommendations to the Board regarding the compensation of the Trustees who are not affiliated with the Funds' investment advisors. The Governance Committee will consider candidates for Trustee recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Funds. For the fiscal year ended December 31, 2003, the Governance Committee convened five times.

ADVISORY FEES & EXPENSES COMMITTEE

         Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees & Expenses Committee of the Board of Trustees of the Fund. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. The Advisory Fees & Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested Trustees and as to any other contracts that may be referred to the Committee by the Board. For the fiscal year ended December 31, 2003, the Advisory Fees & Expenses Committee convened six times.

INVESTMENT OVERSIGHT COMMITTEES

         Beginning in 2004, each Trustee of the Funds also began serving on an Investment Oversight Committee ("IOC"). Each IOC is responsible for monitoring, on an ongoing basis, a select group of funds in the Funds Complex and gives particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment goals. Investment personnel who manage the Funds attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC meets four times a year. The following are members of the respective IOCs and the general categories of Funds which they review:
IOC #1: Messrs. Lowry, Mayer and Neuhauser are responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth 16 Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan. IOC #2: Mr. Hacker and Ms. Verville are responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income -- Multi Sector, Fixed Income -- Core and Young Investor. IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly are responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market. IOC#4: Messrs. Nelson, Simpson and Woolworth are responsible for reviewing Funds in the following asset categories: Large/Multi-Cap Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity and Taxable Fixed Income.

SHARE OWNERSHIP

         The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2003 (i) in each Fund and
(ii) in the Funds in the Funds Complex.



NAME OF TRUSTEE        DOLLAR RANGE OF    DOLLAR RANGE OF    DOLLAR RANGE OF   DOLLAR RANGE OF    DOLLAR RANGE   AGGREGATE
                       EQUITY             EQUITY             EQUITY            EQUITY             OF EQUITY      DOLLAR RANGE
                       SECURITIES OWNED   SECURITIES OWNED   SECURITIES        SECURITIES OWNED   SECURITIES     OF EQUITY
                       IN THE ASSET       IN THE GROWTH      OWNED IN THE      IN THE FEDERAL     OWNED IN THE   SECURITIES
                       ALLOCATION FUND    STOCK FUND         SMALL COMPANY     SECURITIES FUND    MONEY MARKET   OWNED IN ALL
                                                             GROWTH FUND                          FUND           FUNDS
                                                                                                                 OVERSEEN BY
                                                                                                                 TRUSTEE IN
                                                                                                                 THE FUND
                                                                                                                 COMPLEX
------------------------------------------------------------------------------------------------------------------------------
DISINTERESTED
TRUSTEES
Douglas A. Hacker      $0                 $0                 $0                $0                 $0             Over $100,000
Janet Langford Kelly   $0                 $0                 $0                $0                 $0             Over $100,000




Richard W. Lowry       $0                 $0                 $0                $0                 $0             Over $100,000
Charles R. Nelson      $0                 $0                                                                     Over $100,000
John J. Neuhauser      $0                 $0                 $0                $0                 $0             Over $100,000
Patrick J. Simpson     $0                 $0                 $0                $0                 $0             $50,001-$100,000
Thomas E. Stitzel      $0                 $0                 $0                $0                 $0             $50,001-$100,000
Thomas C. Theobald     $0                 $0                 $0                $0                 $0             Over $100,000
Anne-Lee Verville(a)   $0                 $0                 $0                $0                 $0             $0
Richard L.             $0                 $0                 $0                $0                 $0             Over $100,000
Woolworth
INTERESTED TRUSTEE
William E. Mayer       $0                 $0                 $0                $0                 $0             $50,001-$100,000



 (a) Ms. Verville has elected to defer her compensation as a Trustee under the deferred compensation plan for independent Trustees of the Funds Complex. The value of her deferred compensation is determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2003, the value of her deferred compensation account exceeded $100,000.

PROXY VOTING POLICIES

         Each Fund has delegated to the Advisor the responsibility to vote proxies relating to portfolio securities held by the Fund. In deciding to delegate this responsibility to the Advisor, the Board of Trustees of the Trust reviewed and approved the policies and procedures adopted by the Advisor. These included the procedures that the Advisor follows when a vote presents a conflict between the interests of each Fund and its shareholders and the Advisor, its affiliates, its other clients or other persons.

         The Advisor's policy is to vote all proxies for Fund securities in a manner considered by the Advisor to be in the best interest of each Fund and its shareholders without regard to any benefit to the Advisor, its affiliates, its other clients or other persons. The Advisor examines each proposal and votes against the proposal, if, in its judgment, approval or adoption of the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. The Advisor also examines each proposal and votes the proxies against the proposal, if, in its judgment, the proposal would be expected to affect adversely the best interest of each Fund. The Advisor determines the best interest of each Fund in light of the potential economic return on the Fund's investment.

         The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of each Fund, without consideration of any benefit to the Advisor, its affiliates, its other clients or other persons. The Advisor's Proxy Committee is composed of representatives of the Advisor's equity investments, equity research, compliance, legal and fund administration functions. In addition to the responsibilities described above, the Proxy Committee has the responsibility to review, on a semi-annual basis, the Advisor's proxy voting policies to ensure consistency with internal and regulatory agency policies and to develop additional predetermined voting guidelines to assist in the review of proxy proposals.

         The Proxy Committee may vary from a predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to affect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted. A member of the Proxy Committee is prohibited from voting on any proposal for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.

         The Advisor has retained Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

         The Advisor's proxy voting guidelines and procedures are included in this SAI as Appendix II. In accordance with SEC regulations, a fund's proxy voting record for the twelve-month period ended June 30, 2004 will be filed with the SEC no later than August 31, 2004.

TRUSTEE POSITIONS

         As of December 31, 2003, no disinterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of FleetBoston Financial, Columbia Management Advisors, Inc., (the "Advisor") another investment advisor, sub-advisor or portfolio manager of any of the funds in the Fund Complex or any person controlling, controlled by or under common control with any such entity.

APPROVING THE INVESTMENT ADVISORY CONTRACT

         In determining to approve the most recent annual extension of a Fund's management agreement, the Trustees met over the course of the year with the relevant investment advisory personnel from the Advisor and considered information provided by the Advisor relating to the education, experience and number of investment professionals and other personnel providing services under that agreement. See "Managing the Fund" in the Fund's Prospectus and "Trustees and Officers" in this SAI. The Trustees also took into account the time and attention devoted by senior management to the Funds and the other funds in the Fund Complex. The Trustees evaluated the level of skill required to manage the Funds and concluded that the human resources devoted by the Advisor to the

Funds were appropriate to fulfill effectively the Advisor's duties under the agreement.

         The Trustees also considered the business reputation of the Advisor and its financial resources, and concluded that the Advisor would be able to meet any reasonably foreseeable obligations under the agreement. The Trustees received information concerning the investment philosophy and investment process applied by the Advisor in managing the Funds. See "Principal Investment Strategies" and "Principal Investment Risks" in the Funds' Prospectus. In this connection, the Trustees considered the Advisor's in-house research capabilities as well as other resources available to the Advisor's personnel, including research services available to the Advisor as a result of securities transactions effected for the Funds and other investment advisory clients. The Trustees concluded that the Advisor's investment process, research capabilities and philosophy were well suited to each Fund, given each Fund's investment goal(s) and policies.

         The Trustees considered the scope of the services provided by the Advisor to the Funds under the agreement relative to services provided by third parties to other mutual funds. See "Fund Charges and Expenses" and "Management of the Funds -- The Management Agreement". The Trustees concluded that the scope of the Advisor's services to the Funds was consistent with the Funds' operational requirements, including, in addition to its investment goal, compliance with each Fund's investment restrictions, tax and reporting requirements and related shareholder services.

         The Trustees considered the quality of the services provided by the Advisor to the Funds. The Trustees evaluated the Advisor's record with respect to regulatory compliance and compliance with the investment policies of each Fund. The Trustees also evaluated the procedures of the Advisor designed to fulfill the Advisor's fiduciary duty to the Funds with respect to possible conflicts of interest, including the Advisor's code of ethics (regulating the personal trading of its officers and employees) (see "Management of the Funds -- Code of Ethics"), the procedures by which the Advisor allocates trades 19 among its various investment advisory clients and the record of the Advisor in these matters. The Trustees also received information concerning standards of the Advisor with respect to the execution of portfolio transactions. See "Management of the Funds -- Portfolio Transactions."

         The Trustees considered the Advisor's management of non-advisory services provided by persons other than the Advisor by reference, among other things, to each Fund's total expenses and the reputation of each Fund's other service providers. See "Fees and Expenses" in the Fund's Prospectus. The Trustees also considered information provided by third parties relating to each Fund's investment performance relative to its performance benchmark(s), relative to other similar funds managed by the Advisor and relative to funds managed similarly by other advisors. The Trustees reviewed performance over various periods, including each Fund's one, five and ten calendar year periods and/or the life of the Fund, as applicable (See "Performance History" in the Funds' Prospectus), as well as factors identified by the Advisor as contributing to each Fund's performance. See each Fund's most recent annual and semi-annual reports. The

Trustees concluded that the scope and quality of the Advisor's services was sufficient to merit reapproval of the agreement for another year.

         In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the agreement. The Trustees reviewed information concerning fees paid to investment advisors of similarly-managed funds. The Trustees also considered the fees of the Funds as a percentage of assets at different asset levels and possible economies of scale to the Advisor. The Trustees evaluated the Advisor's profitability with respect to the Funds, concluding that such profitability appeared to be generally consistent with levels of profitability that had been determined by courts to be "not excessive." For these purposes, the Trustees took into account not only the actual dollar amount of fees paid by the Funds directly to the Advisor, but also so-called "fallout benefits" to the Advisor such as reputational value derived from serving as investment Advisor to the Funds and the research services available to the Advisor by reason of brokerage commissions generated by each Fund's turnover. In evaluating the Funds' advisory fees, the Trustees also took into account the complexity of investment management for the Funds relative to other types of funds. Based on challenges associated with less readily available market information about foreign issuers and smaller capitalization companies, limited liquidity of certain securities, and the specialization required for focused funds, the Trustees concluded that generally greater research intensity and trading acumen is required for equity funds, and for international or global funds, as compared to funds investing, respectively, in debt obligations or in U.S. issuers. Similarly, the Trustees concluded that, generally, small capitalization equity funds and focused funds, require greater intensity of research and trading acumen than larger capitalization or more diversified funds. See "The Funds" in the Funds' Prospectus.

         Based on the foregoing, the Trustees concluded that the fees to be paid the Advisor under the advisory agreement were fair and reasonable, given the scope and quality of the services rendered by the Advisor.

GENERAL

         Messrs. Lowry, Mayer and Neuhauser are also trustees/directors of the Liberty All-Star Funds. Mr. Neuhauser and Ms. Verville are also directors of Columbia Management Multi-Strategy Hedge Fund, LLC.

         The Trustees serve as trustees of all open-end Funds managed by the Advisor for which each Trustee will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. The Chairman of the Board receives an additional annual retainer of $40,000 for serving in this capacity. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and members of Committees, except the Audit Committee, receive $1,500 for each committee meeting . The Audit Committee chair receives an annual retainer of $10,000 and each Audit Committee member receives $2,000 for each Audit Committee meeting. Committee members receive $1,000 for each special telephonic committee meeting. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.

         The Advisor and/or its affiliate, Colonial Advisory Services, Inc.
(CASI), has rendered investment advisory services to investment company, institutional and other clients since 1931. Trustees and officers of the Trust, who are also officers of the Advisor or its affiliates, will benefit from the advisory fees, sales commissions and agency fees paid or allowed by the Trust.

         The Agreement and Declaration of Trust (Declaration) of the Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust but that such indemnification will not relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

         The Trustees have the authority to convert the Funds into a master fund/feeder fund structure. Under this structure, a Fund may invest all or a portion of its investable assets in investment companies with substantially the same investment goals, policies and restrictions as the Fund. The primary reason to use the master fund/feeder fund structure is to provide a mechanism to pool, in a single master fund, investments of different investor classes, resulting in a larger portfolio, investment and administrative efficiencies and economies of scale.

MANAGEMENT AGREEMENT

         Under a Management Agreement (Agreement), the Advisor has contracted to furnish each Fund with investment research and recommendations or fund management, respectively, and accounting and administrative personnel and services, and with office space, equipment and other facilities. For these services and facilities, each Fund pays a monthly fee based on the average of the daily closing value of the total net assets of each Fund for such month. Under the Agreement, any liability of the Advisor to the Trust, a Fund and/or its shareholders is limited to situations involving the Advisor's own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

         The Agreement may be terminated with respect to a Fund at any time on 60 days' written notice by the Advisor or by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. The Agreement will automatically terminate upon any assignment thereof and shall continue in effect from year to year only so long as such continuance is approved at least annually (i) by the Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not interested persons (as such term is defined in the 1940 21 Act) of the Advisor or the Trust, cast in person at a meeting called for the purpose of voting on such approval.

         The Advisor pays all salaries of officers of the Trust. The Trust pays all expenses not assumed by the Advisor including, but not limited to, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The Trust pays the cost of printing and mailing any Prospectuses sent to shareholders. Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.) (CFD) pays the cost of printing and distributing all other Prospectuses.

MANAGEMENT ARRANGEMENTS

         As described in the Prospectus, the portfolio of each Fund is managed by Columbia Management Advisors, Inc. Each Fund has its own Advisory Agreement with by Columbia Management Advisors, Inc. Columbia Management Advisors, Inc. is a wholly owned subsidiary of Columbia Management Group, Inc., (Columbia). On April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. As a result of this acquisition, CMA is now an indirect wholly-owned subsidiary of Bank of America Corporation.

         Each of Bank of America Corporation and Columbia is located at 100 Federal Street, Boston, Massachusetts 02111. The directors of Columbia. are Keith T. Banks and Roger Sayler. The position held by Mr. Banks is listed above. Mr. Sayler is a Managing Director of Fleet Asset Management. The business address of Messrs. Banks and Sayler is 590 Madison Avenue, 36th Floor, Mail Stop NYEH30636A, New York, New York 10022. On April 1, 2003, certain investment advisory subsidiaries of Columbia, including Stein Roe, merged into Columbia (which previously was known as Columbia Management Company).

         Prior to April 1, 2003, Stein Roe managed each Fund as well as provided certain administrative and pricing and bookkeeping services to each Fund. As a result of the merger, Columbia assumed these functions.

         Columbia, at its own expense, provides office space, facilities and supplies, equipment and personnel for the performance of its functions under each Fund's Advisory Agreement and pays all compensation of the Trustees, officers and employees who are employees of Columbia.

         Each Fund's Advisory Agreement provides that neither Columbia nor any of its directors, officers, stockholders (or partners of stockholders), agents, or employees shall have any liability to the Trust or any shareholder of the Fund for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by Columbia of its duties under the Advisory Agreement, except for liability resulting from willful misfeasance, bad faith or gross negligence on the part of Columbia in the performance of its duties or from reckless disregard by Columbia of its obligations and duties under the Advisory Agreement.

         Under an Administration Agreement with the Trust, Columbia provides each Fund with administrative services, excluding investment advisory services. Specifically,

Columbia is responsible for preparing financial statements, providing office space and equipment in connection with the maintenance 22 of the headquarters of the Trust, preparing and filing required reports and tax returns, arrangements for meetings, maintenance of the Trust's corporate books and records, communication with shareholders, providing internal legal services and oversight of custodial, accounting and other services provided to the Funds by others. The Administration Agreement provides that Columbia may, in its discretion, arrange for administrative services to be provided to the Trust by any of its affiliates.

         Under separate agreements, Columbia is responsible for providing certain pricing and other record keeping services to the Funds pursuant to a pricing and bookkeeping agreement. Under a separate agreement (Outsourcing Agreement), Columbia has delegated those functions to State Street Corporation (State Street). Columbia pays fees to State Street under the Outsourcing Agreement. The Trust believes that the charges by Columbia to the Trust for these services are comparable to those of other companies performing similar services.

         Nordea Investment Management North America, Inc. (NIMNAI), which is located at 437 Madison Avenue, 22nd Floor, New York, New York 10022, serves as an investment sub-advisor for the Asset Allocation Fund. NIMNAI, a registered investment advisor since 2001, replaced Nordea Securities, Inc. (NSI) as the investment sub-advisor for the Asset Allocation Fund effective January 1, 2002. NIMNAI is an indirect, wholly owned subsidiary of Nordea AB (formerly Nordic Baltic Holding Group), one of Scandinavia's leading financial institutions. As part of an internal reorganization, Nordea AB created NIMNAI to assume the investment management business of NSI. NIMNAI manages and operates its investment management business in substantially the same manner as NSI managed and operated its investment management business. The same personnel who performed investment management functions for the Asset Allocation Fund at NSI continue to perform those functions on behalf of NIMNAI. NIMNAI's investment decisions for the Asset Allocation Fund are made by an investment team. NIMNAI offers a range of equity investment products and services to institutional clients, including private and public retirement funds, unions, endowments, foundations, and insurance companies, as well as to mutual fund sponsors on a sub-advisory basis.

         Under the sub-advisory agreement with Columbia and the Trust, on behalf of the Asset Allocation Fund, Nordea manages a portion of the Asset Allocation Fund's foreign securities, as determined by Columbia, in accordance with the investment goal, policies and limitations of the Asset Allocation Fund. For the services rendered by NIMNAI under the sub-advisory agreement, Columbia pays NIMNAI a monthly fee at the annual rate of 0.40% of the average daily net asset value of the portion of the Asset Allocation Fund's assets managed by NIMNAI. Any liability of NIMNAI to the Trust, the Asset Allocation Fund and/or Asset Allocation Fund shareholders is limited to situations involving NIMNAI's own willful misfeasance, bad faith or gross negligence in the performance of its duties. In addition to the services provided by NIMNAI to the Asset Allocation Fund, NIMNAI also provides sub-advisory and other services and facilities to other investment companies.

                           TRUST CHARGES AND EXPENSES

MANAGEMENT FEES

         Each Fund pays the Advisor an annual advisory fee based on the following schedule. Fees are computed and accrued daily and paid monthly.

                                             Fee Rate:
                                             ---------
Small Company Growth Fund                 First $1 billion                    0.50%
                                          Next $500 million                   0.45%
                                          Over $1.5 billion                   0.40%

Growth Stock Fund                         First $1 billion                    0.50%
                                          Over $1 billion                     0.45%

Asset Allocation Fund                     First $1 billion                    0.45%
                                          Next $500 million                   0.40%
                                          Over $1.5 billion                   0.35%

Federal Securities Fund                   First $1 billion                    0.40%
                                          Next $1 billion                     0.35%
                                          Over $2 billion                     0.30%
Money Market Fund                         First $500 million                  0.35%
                                          Next $500 million                   0.30%
                                          Over $1 billion                     0.25%

During each year in the three-year period ended December 31, 2003, pursuant to the Advisory Agreements, each Fund paid the Advisor management fees as follows:

                                       2003                     2002                     2001
                                       ----                     -----                    -----
Small Company Growth Fund           $  274,018               $  309,076               $  438,989
Growth Stock Fund                   $  725,278               $  971,607               $1,545,392
Asset Allocation Fund               $1,229,183               $1,280,078               $1,591,913
Federal Securities Fund             $  956,165               $  765,362               $  538,355
Money Market Fund                   $  841,134               $  930,449               $  863,234

Prior to November 1, 2003, The advisor received a monthly investment advisory fee from each Fund at the following rates:

                                                     Annual Fee Rate
                                                   (as a percentage of
                                                   average net assets):
                                                   --------------------
Small Company Growth Fund                                 0.50%
Growth Stock Fund                                         0.50% (1)
Asset Allocation Fund                                     0.45%
Federal Securities Fund                                   0.40%

Money Market Fund                                       0.35% 24

(1) Effective July 1, 2001, a management fee breakpoint was implemented at 0.50% of average net assets on the first $1 billion and 0.45% of average net assets thereafter.

ADMINISTRATIVE EXPENSES

         Each Fund pays the Advisor an annual administrative fee. Fees are computed and accrued daily and paid monthly at an annual rate of 0.15% of average net assets. During each year in the three year period ended December 31, 2003, pursuant to the Administration Agreement, each Fund paid the Advisor or an affiliate thereof administrative fees as follows:

                                                     2003                    2002                    2001
                                                     ----                    ----                    ----
Small Company Growth Fund                          $ 82,143                $ 92,724                $131,697
Growth Stock Fund                                  $217,583                $291,482                $463,618
Asset Allocation Fund                              $410,561                $426,693                $530,638
Federal Securities Fund                            $358,562                $287,011                $201,883
Money Market Fund                                  $360,486                $398,764                $369,958

ACCOUNTING AND BOOKKEEPING EXPENSES

         Prior to July 1, 2001, each Fund paid Stein Roe an additional fee for accounting and bookkeeping services in the annual amount of $25,000 plus .0025% of average daily net assets in excess of $50 million. Effective July 1, 2001, the Advisor entered a separate agreement (Outsourcing Agreement). Under the Outsourcing Agreement, those functions have been delegated to State Street. The Advisor, as the successor to Stein Roe, pays fees to State Street under the Outsourcing Agreement. Under its accounting and bookkeeping agreement with the Funds, the Advisor receives from each Fund a monthly fee consisting of a flat fee plus an asset-based fee, as follows:

         - an annual flat fee of $10,000, paid monthly; and

         - in any month that the Fund has average net assets of more than $50 million, a monthly fee equal to the average daily net assets of the Fund for that month multiplied by a fee rate that is calculated by taking into account the fees payable to State Street under the Outsourcing Agreement.

         The Funds reimburse the Advisor for all out-of-pocket expenses and charges, including fees payable to third parties (other than State Street) for providing pricing data.

         During each year in the three-year period ended December 31, 2003, pursuant to the agreement, each Fund paid the advisor fees as follows:

                                                 2003                    2002                    2001
                                                 ----                    ----                    ----
Small Company Growth Fund                      $ 22,514                $ 33,521                $ 31,689
Growth Stock Fund                              $ 52,508                $ 82,660                $ 67,708

Asset Allocation Fund                          $122,792                $118,648                $ 74,480
Federal Securities Fund                        $ 97,315                $ 87,816                $ 42,321
Money Market Fund                              $ 73,006                $114,852                $ 67,569

         In addition, under the Funds' transfer agency agreement, each Fund pays Columbia Funds Services, Inc.(formerly named Liberty Funds Services, Inc.)
(CFS), an affiliate of Columbia, a fee in the amount of $7,500 per year, payable in monthly installments of $625.

         During each year in the three-year period ended December 31, 2003, each Fund listed below made payments as follows to CFS for these services:

                                                  2003                    2002                    2001
                                                  ----                    ----                    ----
Small Company Growth Fund                        $7,500                  $7,500                  $7,500
Growth Stock Fund                                $7,500                  $7,500                  $7,500
Asset Allocation Fund                            $7,500                  $7,500                  $7,500
Federal Securities Fund                          $7,500                  $7,500                  $7,500
Money Market Fund                                $7,500                  $7,500                  $7,500

12B-1 FEES

         Each Fund listed below paid CFD distribution fees as follows during each year in the three-year period ended December 31, 2003, as described in the
Prospectus:

                                                    2003                    2002                    2001
                                                    ----                    ----                    ----
Small Company Growth Fund                         $      2                $      2                $      2
Growth Stock Fund                                 $ 57,418                $ 68,911                $ 70,473
Asset Allocation Fund                             $138,202                $126,591                $ 83,535
Federal Securities Fund                           $268,593                $188,770                $ 66,414

EXPENSE LIMITATION

         The Advisor has voluntarily agreed to reimburse all expenses, including management fees, but excluding interest, taxes, 12b-1, brokerage and extraordinary expenses of certain Funds as follows:

Fund                                      Expenses Exceeding
----                                      ------------------
Federal Securities Fund               0.70% of average net assets
Growth Stock Fund                     0.80% of average net assets
Asset Allocation Fund                 0.75% of average net assets
Money Market Fund                     0.65% of average net assets

Effective April 14, 2003, the Advisor has voluntarily agreed to reimburse fees at the annual rate of 0.02% of the Small Company Growth Fund's average daily net assets. This arrangement may be modified or terminated by the advisor at any time. Prior to April 14, 2003, Stein Roe & Farnham Incorporated had voluntarily agreed to reimburse the Fund for certain expenses so the total expenses (exclusive of distribution fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) would not exceed 0.80% annually of the Fund's average daily net assets.

         CFD has voluntarily agreed to reimburse certain Funds for the following portions of the Class B share 12b-1 distribution fee expenses, incurred by each Fund when the Class B share total expenses (including 12b-1 fee) is in excess of the following percentages of Class B's average daily net asset value per annum (to the extent that aggregate Class B expenses exceed the expense limit):

Fund:                                Class B expense limit:                Reimburse distribution
-----                                ----------------------                  fee in excess of:
                                                                             -----------------
Asset Allocation Fund                         0.90%                                0.15%
Growth Stock Fund                             0.95%                                0.15%
Federal Securities Fund                       0.90%                                0.20%

         These arrangements may be terminated by the Advisor and CFD at any time.

         Prior to May 1, 2001, the Advisor contractually reimbursed all expenses, including management fees, but excluding interest, taxes, 12b-1, brokerage and extraordinary expenses of the Funds as follows:

Fund                                                     Expenses Exceeding
----                                                     ------------------
Small Company Growth Fund                           0.80% of average net assets
Growth Stock Fund                                   0.80% of average net assets
Asset Allocation Fund                               0.75% of average net assets
Federal Securities Fund                             0.70% of average net assets
Money Market Fund                                   0.65% of average net assets.

         Prior to May 1, 2001, CFD contractually reimbursed the following Funds for the following portions of the Class B share 12b-1 distribution fee expenses, incurred by each Fund when the Class B share total expenses (including 12b-1 fee) were in excess of the following percentages of Class B's average daily net asset value per annum(to the extent that aggregate Class B expenses exceed the expense limit):

Fund:                                Class B expense limit:                Reimburse distribution
-----                                ----------------------                  fee in excess of:
                                                                             -----------------
Asset Allocation Fund                        0.90%                                 0.15%
Growth Stock Fund                            0.95%                                 0.15%

FEES OR EXPENSES WAIVED OR BORNE BY COLUMBIA AND/OR CFD

         During each year in the three-year period ended December 31, 2003, the following fees or expenses were waived or borne by Columbia and/or CFD:

Fund:                                         2003                    2002                    2001
-----                                         ----                    ----                    -----
Small Company Growth Fund                   $ 12,253                $ 10,872                $ 34,910
Growth Stock Fund                           $ 13,789                $ 20,054                $ 15,581
Asset Allocation Fund                       $ 68,992                $ 23,731                $ 19,770
Federal Securities Fund                     $ 10,066                $  7,158                $ 10,581
Money Market Fund                           $104,339                     N/A                     N/A


         SALES-RELATED EXPENSES: Sales-related expenses of CFD relating to each of the Funds' Class B shares for the year ended December 31, 2003 were as follows (dollars in thousands):

                                          Small              Growth              Asset             Federal
                                         Company             Stock            Allocation         Securities
                                       Growth Fund            Fund               Fund               Fund
                                       -----------            ----               ----               ----
Fees to Financial Service
Firms (FSFs)                             $      0           $     71           $    169           $    204
Cost of sales material relating
to the Fund (including printing
and mailing expenses)                    $      0           $      2           $      7           $     10
Allocated travel, entertainment
and other promotional expenses
(including advertising)                  $      0           $      6           $     24           $     35


                                  UNDERWRITERS

         CFD, One Financial Center, Boston, MA 02111, serves as the principal underwriter of the Funds. CFD is a subsidiary of Columbia. The Trustees have approved a Distribution Plan and Agreement (Plan) pursuant to Rule 12b-1 under the 1940 Act for the Class B shares of the Funds. Under the Plan, the Funds, except for the Money Market Fund, pay the distributor a monthly distribution fee at the aggregate annual rate of up to 0.25% of each Fund's Class B share average daily net assets. The distributor has voluntarily agreed to waive a portion of the fee for some of the Funds to an amount so that the expenses of these Funds do not exceed the limits as described above under "Expense Limitation." The distributor may use the entire amount of such fees to defray the cost of commissions and service fees paid to financial service firms (FSFs) and for certain other purposes. Since the distribution fees are payable regardless of the amount of the distributor's expenses, the distributor may realize a profit from the fees.

         The Plan authorizes any other payments by the Funds to the distributor and its affiliates (including Columbia) to the extent that such payments might be construed to be indirect financing of the distribution of fund shares.

     The Trustees believe the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each Fund's shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the

Plan or in any agreements related to the Plan (Independent Trustees), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by vote of a majority of the outstanding voting securities of the relevant 28 class of shares, and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the relevant Fund's shares, on 60 days' written notice to the distributor. The continuance of the Plan will only be effective if the selection and nomination of the Trustees who are not interested persons of the Trust is effected by such disinterested Trustees.

                                 CODE OF ETHICS

         The Funds, Columbia, CFD and Nordea have adopted Codes of Ethics pursuant to the requirements of the 1940 Act. These Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Funds. These Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room and may be obtained by calling the SEC at 1-202-942-8090. These Codes are also available on the EDGAR Database on the SEC's internet web site at http://www.sec.gov, and may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.
                                    CUSTODIAN

         State Street Corporation, located at 2 Avenue De Lafayette, Boston, MA 02111-2900, is the custodian for the Funds. It is responsible for holding all securities and cash of each Fund, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses of the Trust, and performing other administrative duties, all as directed by authorized persons. State Street does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends or payment of expenses of the Funds. Portfolio securities purchased in the U.S. are maintained in the custody of State Street or other domestic banks or depositories. Portfolio securities purchased outside of the U.S. are maintained in the custody of foreign banks and trust companies who are members of State Street's Global Custody Network and foreign depositories (foreign sub-custodians).

         With respect to foreign sub-custodians, there can be no assurance that a Fund, and the value of its shares, will not be adversely affected by acts of foreign governments, financial or operational difficulties of the foreign sub-custodians, difficulties and costs of obtaining jurisdiction over, or enforcing judgments against, the foreign sub-custodians or application of foreign law to a Fund's foreign subcustodial arrangements. Accordingly, an investor should recognize that the non-investment risks involved in holding assets abroad are greater than those associated with investing in the U.S. The Funds may invest in obligations of State Street and may purchase or sell securities from or to State Street.

                             PORTFOLIO TRANSACTIONS

         Columbia places the orders for the purchase and sale of portfolio securities and options and futures contracts for its clients, including private clients and mutual fund clients (Clients). Columbia's overriding objective in selecting brokers and dealers to effect portfolio transactions is to seek the best 29 combination of net price and execution. The best net price, giving effect to brokerage commissions, if any, is an important factor in this decision; however, a number of other judgmental factors may also enter into the decision. These factors include Columbia's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being purchased or sold; the size of the transaction; the desired timing of the transaction; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others considered; Columbia's knowledge of the financial condition of the broker or dealer selected and such other brokers and dealers; and Columbia's knowledge of actual or apparent operation problems of any broker or dealer.

         Recognizing the value of these factors, Columbia may cause a Client to pay a brokerage commission in excess of that which another broker may have charged for effecting the same transaction. Columbia has established internal policies for the guidance of its trading personnel, with respect to broker selection. Columbia has discretion for all trades of the Funds. Transactions which vary from the guidelines are subject to periodic supervisory review. These guidelines are reviewed and periodically adjusted, and the general level of brokerage commissions paid is periodically reviewed by Columbia. Evaluations of the reasonableness of brokerage commissions, based on the factors described in the preceding paragraph, are made by Columbia's trading personnel while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by Columbia, and reports are made annually to the Board of Trustees.

         Columbia maintains and periodically updates a list of approved brokers and dealers which, in Columbia's judgment, are generally capable of providing best price and execution and are financially stable. Columbia's traders are directed to use only brokers and dealers on the approved list, except in the case of Client designations of brokers or dealers to effect transactions for such Clients' accounts.

         It is Columbia's practice, when feasible, to aggregate for execution as a single transaction orders for the purchase or sale of a particular security for the accounts of several Clients (and, when feasible, Colonial clients), in order to seek a lower commission or more advantageous net price. The benefit, if any, obtained as a result of such aggregation generally is allocated pro rata among the accounts of Clients which participated in the aggregated transaction. In some instances, this may involve the use of an "average price" execution wherein a broker or dealer to which the aggregated order has been given will execute the order in several separate transactions during the course of a day at differing prices and, in such case, each Client participating in the aggregated order will pay or receive the same price and commission, which will be an average of the prices and commissions for the several separate transactions executed by the broker or dealer.

INVESTMENT RESEARCH PRODUCTS AND SERVICES FURNISHED BY BROKERS AND DEALERS

         Columbia engages in the long-standing practice in the money management industry of acquiring research and brokerage products and services (research products) from broker-dealer firms in return directing trades for Client accounts to those firms. In effect, Columbia is using the commission dollars generated from these Client accounts to pay for these research products. The money management industry uses the term "soft dollars" to refer to this industry practice. Columbia may engage in soft dollar transactions on trades for those Client accounts for which Columbia has the discretion to select the broker-dealers.

         The ability to direct brokerage for a Client account belongs to the Client and not to Columbia. When a Client grants Columbia the discretion to select broker-dealers for Client trades, Columbia has a duty to seek the best combination of net price and execution. Columbia faces a potential conflict of interest with this duty when it uses Client trades to obtain soft dollar products. This conflict exists because Columbia is able to use the soft dollar products in managing its Client accounts without paying cash (hard dollars) for the product. This reduces Columbia's expenses.

         Moreover, under a provision of the federal securities laws applicable to soft dollars, Columbia is not required to use the soft dollar product in managing those accounts that generate the trade. Thus, the Client accounts that generate the brokerage commission used to acquire the soft dollar product may not benefit directly from that product. In effect, those accounts are cross subsidizing Columbia's management of the other accounts that do benefit directly from the product. This practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner. Although it is inherently difficult if not impossible to document, Columbia believes that over time most, if not all, Clients benefit from soft dollar products such that cross subsidizations even out.

         Columbia attempts to reduce or eliminate this conflict by directing Client trades for soft dollar products only if Columbia concludes that the broker-dealer supplying the product is capable of providing a combination of the best net price and execution on the trade. As noted above, the best net price, while significant, is one of a number of judgmental factors Columbia considers in determining whether a particular broker is capable of providing the best net price and execution. Columbia may cause a Client account to pay a brokerage commission in a soft dollar trade in excess of that which another broker-dealer might have charged for the same transaction.

         Columbia acquires two types of soft dollar research products: (i) proprietary research created by the broker-dealer firm executing the trade and
(ii) other products created by third parties that are supplied to Columbia through the broker-dealer firm executing the trade.

         Proprietary research consists primarily of traditional research reports, recommendations and similar materials produced by the in house research staffs of broker-dealer firms. This research includes evaluations and recommendations of specific companies or industry groups, as well as analyses of general economic and market conditions and trends, market data, contacts and other related information and assistance. Columbia's research analysts periodically rate the quality of proprietary research produced by various broker-dealer firms. Based on these evaluations, Columbia develops target levels of commission dollars on a firm-by-firm basis. Columbia attempts to direct trades to each firm to meet these targets.

         Columbia also uses soft dollars to acquire products created by third parties that are supplied to Columbia through broker-dealers executing the trade (or other broker-dealers who "step in" to a transaction and receive a portion of the brokerage commission for the trade). These products include the following:

         - Database Services--comprehensive databases containing current and/or historical information on companies and industries. Examples include historical securities prices, earnings estimates, and 31 SEC filings. These services may include software tools that allow the user to search the database or to prepare value-added analyses related to the investment process (such as forecasts and models used in the portfolio management process).

         - Quotation/Trading/News Systems--products that provide real time market data information, such as pricing of individual securities and information on current trading, as well as a variety of news services.

         - Economic Data/Forecasting Tools--various macro economic forecasting tools, such as economic data and economic and political forecasts for various countries or regions.

         - Quantitative/Technical Analysis--software tools that assist in quantitative and technical analysis of investment data.

         - Fundamental Industry Analysis--industry-specific fundamental investment research.

         - Fixed Income Security Analysis--data and analytical tools that pertain specifically to fixed income securities. These tools assist in creating financial models, such as cash flow projections and interest rate sensitivity analyses, that are relevant to fixed income securities.

         - Other Specialized Tools--other specialized products, such as specialized economic consulting analyses and attendance at investment oriented conferences.

         Many third-party products include computer software or on-line data feeds. Certain products also include computer hardware necessary to use the product.

         Certain of these third party services may be available directly from the vendor on a hard dollar basis. Others are available only through broker-dealer firms for soft dollars. Columbia evaluates each product to determine a cash (hard dollars) value of the product to Columbia. Columbia then on a product-by-product basis targets commission dollars in an amount equal to a specified multiple of the hard dollar value to the broker-dealer that supplies the product to Columbia. In general, these multiples range from 1.25 to 1.85 times the hard dollar value. Columbia attempts to direct trades to each firm to meet these targets. (For example, if the multiple is 1.5:1.0, assuming a hard dollar value of $10,000, Columbia will target to the broker-dealer providing the product trades generating $15,000 in total commissions.)

         The targets that Columbia establishes for both proprietary and for third party research products typically will reflect discussions that Columbia has with the broker-dealer providing the product regarding the level of commissions it expects to receive for the product. However, these targets are not binding commitments, and Columbia does not agree to direct a minimum amount of commissions to any broker-dealer for soft dollar products. In setting these targets, Columbia makes a determination that the value of the product is reasonably commensurate with the cost of acquiring it. These targets are established on a calendar year basis. Columbia will receive the product whether or not commissions directed to the applicable broker-dealer are less than, equal to or in excess of the target. Columbia generally will carry over target shortages and excesses to the next year's target. Columbia believes that this practice reduces the conflicts of interest associated with soft dollar transactions, since Columbia can meet the non-binding expectations of broker-dealers providing soft dollar products over flexible time periods. In the case of third party products, the third party is paid by the broker-dealer and not by Columbia. Columbia may enter into a contract with the third party vendor to use the product. (For example, if the product includes software, Columbia will enter into a license to use the software from the vendor.)

         In certain cases, Columbia may use soft dollars to obtain products that have both research and non-research purposes. Examples of non-research uses are administrative and marketing functions. These are referred to as "mixed use" products. In each case, Columbia makes a good faith evaluation of the research and non-research uses of these services. These evaluations are based upon the time spent by Firm personnel for research and non-research uses. Columbia pays the provider in cash (hard dollars) for the non-research portion of its use of these products.

         Columbia may use research obtained from soft dollar trades in the management of any of its discretionary accounts. Thus, consistent with industry practice, Columbia does not require that the Client account that generates the trade receive any benefit from the soft dollar product obtained through the trade. As noted above, this may result in cross subsidization of soft dollar products among Client accounts. As noted therein, this practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner.

         In certain cases, Columbia will direct a trade to one broker-dealer with the instruction that it execute the trade and pay over a portion of the commission from the trade to another broker-dealer who provides Columbia with a soft dollar research product. The broker-dealer executing the trade "steps out" of a portion of the commission in favor of the other broker-dealer providing the soft dollar product. Columbia may engage in step out transactions in order to direct soft dollar commissions to a broker-dealer which provides research but may not be able to provide best execution. Brokers who receive step out commissions typically are brokers providing a third party soft dollar product that is not available on a hard dollars basis. Columbia has not engaged in step out transactions as a manner of compensating broker-dealers that sell shares of investment companies managed by Columbia.

         In light of the fact that Columbia may also provide advisory services to the Participating Insurance Companies, and to other advisory accounts that may or may not be registered investment companies, securities of the same issuer may be included, from time to time, in the portfolios of the Funds and these other entities where it is consistent with their respective investment objectives. If these entities desire to buy or sell the same portfolio security at about the same time, combined purchases and sales may be made, and in such event the security purchased or sold normally will be allocated at the average price and as nearly as practicable on a pro-rata basis in proportion to the amounts desired to be purchased or sold by each entity. While it is possible that in certain instances this procedure could adversely affect the price or number of shares involved in the Funds' transactions, it is believed that the procedure generally contributes to better overall execution of the Funds' portfolio transactions.

         Because Columbia's personnel may also provide investment advisory services to the Participating Insurance Companies and other advisory clients, it may be difficult to quantify the relative benefits received by the Trust and these other entities from research provided by broker-dealers.

         The Trust has arranged for State Street, as its custodian, to act as a soliciting dealer to accept any fees available to State Street as a soliciting dealer in connection with any tender offer for a Fund's portfolio securities. State Street will credit any such fees received against its custodial fees. However, the Board has been advised by counsel that recapture by a mutual fund currently is not permitted under the Conduct Rules of the National Association of Securities Dealers, Inc.

         The Trust's purchases and sales of securities not traded on securities exchanges generally are placed by Columbia with market makers for these securities on a net basis, without any brokerage commissions being paid by the Trust. Net trading does involve, however, transaction costs. Included in prices paid to underwriters of portfolio securities is the spread between the price paid by the underwriter to the issuer and the price paid by the purchasers. Each Fund's purchases and sales of portfolio securities in the over-the-counter market usually are transacted with a broker-dealer on a net basis without any brokerage commission being paid by such Fund, but do reflect the spread between the bid and asked prices. Columbia may also transact purchases of some portfolio securities directly with the issuers.

         With respect to a Fund's purchases and sales of portfolio securities transacted with a broker or dealer on a net basis, Columbia may also consider the part, if any, played by the broker or dealer in bringing the security involved to Columbia's attention, including investment research related to the security and provided to the Fund.

         The table below shows information on brokerage commissions paid by Federal Securities Fund, Small Company Growth Fund, Growth Stock Fund and Asset Allocation Fund during the three fiscal years ended December 31, 2003, 2002 and 2001. Money Market Fund did not pay commissions on any of its transactions during the fiscal years ended December 31, 2003, 2002 and 2001.



FISCAL YEAR ENDED DECEMBER 31, 2003                      FEDERAL               GROWTH               SMALL              ASSET
                                                        SECURITIES             STOCK               COMPANY           ALLOCATION
                                                          FUND                  FUND              GROWTH FUND           FUND

Total amount of brokerage commissions                 $       2,623        $     553,183        $     600,152        $     698,109
Total amount of directed transactions                 $           0        $  28,370,146        $  32,492,875        $ 367,984,647
Total amount of commissions
on directed transactions                              $           0        $      56,365        $      62,565        $      37,445
Total amount of brokerage commissions
paid to Fleet Securities, Inc.
(% of total commission paid)                          $           0         1,250 (0.32%)       $           0        $           0
FISCAL YEAR ENDED DECEMBER 31, 2002
Total amount of brokerage commissions                 $       4,404        $     367,568        $     238,704        $     197,343
Total amount of directed transactions                 $           0        $  35,541,624        $     330,075        $   8,349,288
Total amount of commissions
on directed transactions                              $           0        $      45,165        $         405        $      13,017
Total amount of brokerage commissions
paid to AlphaTrade Inc.
(% of total commission paid)                          $           0        $       3,168        $         595        $       3,414

                                                                                  (0.94%)              (0.25%)              (3.48%)
Total amount of brokerage commissions
paid to Fleet Securities, Inc.
(% of total commission paid)                          $           0        $2,500 (0.68%)       $           0        $           0







FISCAL YEAR ENDED DECEMBER 31, 2001                      FEDERAL               GROWTH                SMALL              ASSET
                                                        SECURITIES             STOCK                COMPANY           ALLOCATION
                                                           FUND                 FUND              GROWTH FUND            FUND
Total amount of brokerage commissions                 $       1,887        $     363,809        $     144,333        $     282,984
Total amount of directed transactions                 $           0        $  64,390,232        $     761,325        $  17,679,977
Total amount of commissions
on directed transactions                              $           0        $      79,750        $       3,825        $      21,412
Total amount of brokerage commissions
paid to AlphaTrade Inc.*
(% of total commission paid)                          $           0        $       3,720        $       2,541        $      10,759



*AlphaTrade, Inc. formerly was a subsidiary of Colonial Management Associates, Inc. As of May 2002, Alpha Trade Inc. is no longer a registered broker/dealer.

         The Trust is required to identify any securities of its "regular brokers or dealers" that the Funds have acquired during their most recent fiscal year. At December 31, 2003, the Fund held securities of their regular broker or dealers as set forth below:

          NAME                              BROKER/DEALER                      VALUE (IN THOUSANDS)
Small Company Growth Fund           Investors Financial Services
                                    Corp. Jefferies Group, Inc.                     $ 888 660
Growth Stock Fund                   Merrill Lynch & Co., Inc.                       $   2,194
Asset Allocation Fund               Citigroup, Inc.                                 $     225
                                    Merrill Lynch & Co., Inc.                       $     153
                                    JP Morgan Chase & Co., Inc.                     $     146
                                    Mellon Bank                                     $     116
                                    Marsh & McLennan                                $     109
                                    Wachovia Corp.                                  $     108
                                    Goldman Sachs                                   $     102
                                    Bear Stearns Co., Inc.                          $      91
                                    Morgan Stanley                                  $      86
Federal Securities Fund             Citigroup, Inc.                                 $   7,345
                                    Goldman Sachs Group, Inc.                       $   2,032
                                    Merrill Lynch & Co., Inc.                       $   1,117
                                    JP Morgan Chase & Co., Inc.                     $     917
                                    Nomura Securities Co. LTD                       $     528
                                    Morgan Stanley                                  $     481
                                    State Street Corp.                              $     448
                                    Janus Capital Group, Inc.                       $     130
                                    Investors Financial Services Corp.              $     123
                                    Jefferies Group, Inc.                           $      86
                                    Lehman Brothers Holdins, Inc.                   $      85
                                    MFC Bancorp LTD                                 $      77
                                    Bear Stearns Co., Inc.                          $      72
Money Market Fund                   Citigroup, Inc.                                 $   8,004
                                    Morgan Stanley                                  $   4,000


                                 NET ASSET VALUE

         The net asset value of the shares of each class of the Funds is determined by dividing each class's total net assets by the number of that class's shares outstanding.

         The valuation of Money Market Fund's securities is based upon their amortized cost, which does not take into account unrealized gains or losses. This method involves initially valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price Money Market Fund would receive if it sold the security. During periods of declining interest rates, the quoted yield on shares of Money Market Fund may tend to be higher than a like computation made by a fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio securities. Thus, if the use of amortized cost by the Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in Money Market Fund would be able to obtain a somewhat higher yield if he purchased shares of Money Market Fund on that day than would result from investment in a fund utilizing solely market values, and existing investors in Money Market Fund would receive less investment income. The converse would apply in a period of rising interest rates.

         The proceeds received by each Fund for each purchase or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to such Fund, and constitute the underlying assets of that Fund. The underlying assets of each Fund will be segregated on the books of account, and will be charged with the liabilities in respect to such Fund and with a share of the general liabilities of the Trust.

                                      TAXES

Each Fund has elected to be treated and to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986 (Code). As a result of such election, for any tax year in which a Fund meets the investment limitations and the distribution, diversification and other requirements referred to below, that Fund will not be subject to federal income tax, and the income of the Fund will be treated as the income of its shareholders. Under current law, since the shareholders are life insurance company "segregated asset accounts," they will not be subject to income tax currently on this income to the extent such income is applied to increase the values of VA contracts and VLI policies.

         Among the conditions for qualification and avoidance of taxation at the Trust level, Subchapter M imposes investment limitations, distribution requirements, and requirements relating to the diversification of investments. The requirements of Subchapter M may affect the investments made by each Fund. Any of the applicable diversification requirements could require a sale of assets of a Fund that would affect the net asset value of the Fund.

         Pursuant to the requirements of Section 817(h) of the Code, the only shareholders of the Trust and its Funds will be Participating Insurance Companies and their separate accounts that fund VA contracts, VLI policies and other variable insurance contracts. The prospectus that describes a particular VA contract or VLI policy discusses the taxation of both separate accounts and the owner of such contract or policy.

         Each Fund intends to comply with the requirements of Section 817(h) and the related regulations issued thereunder by the Treasury Department. These provisions impose certain diversification requirements affecting the securities in which the Funds may invest and other limitations. The diversification requirements of Section 817(h) of the Code are in addition to the diversification requirements under Subchapter M and the Investment Company Act of 1940. Failure to meet the requirements of Section 817(h) could result in taxation of the Participating Insurance Companies offering the VA contracts and VLI policies and immediate taxation of all owners of the contracts and policies to the extent of appreciation on investment under the contracts. The Trust believes it is in compliance with these requirements.

         The Secretary of the Treasury may issue additional rulings or regulations that will prescribe the circumstances in which an owner of a variable insurance contract's control of the investments of a segregated asset account may cause such owner, rather than the insurance company, to be treated as the owner of the assets of a segregated asset account. It is expected that such regulations would have prospective application. However, if a ruling or regulation were not considered to set forth a new position, the ruling or regulation could have retroactive effect.

         The Trust therefore may find it necessary, and reserves the right to take action to assure, that a VA contract or VLI policy continues to qualify as an annuity or insurance contract under federal tax laws. The Trust, for example, may be required to alter the investment objectives of any Fund or substitute the shares of one Fund for those of another. No such change of investment goal or substitution of securities will take place without notice to the contract and policy owners with interests invested in the affected Fund and without prior approval of the SEC, or the approval of a majority of such owners, to the extent legally required.

         To the extent a Fund invests in foreign securities, investment income received by the Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle a Fund to a reduced rate of tax or exemption from tax on most investment income, typically capital gains and interest. Gains and losses from foreign currency dispositions, foreign-currency denominated debt securities and payables or receivables, and foreign currency forward contracts are subject to special tax rules that generally cause them to be recharacterized as ordinary income and losses, and may affect the timing and amount of the Fund's recognition of income, gain or loss.

         It is impossible to determine the effective rate of foreign tax in advance since the amount of a Fund's assets, if any, to be invested within various countries will fluctuate and the extent to which tax refunds will be recovered is uncertain. The Funds intend to operate so as to qualify for treaty-reduced tax rates where applicable. 38 The preceding is a brief summary of some relevant tax considerations. This discussion is not intended as a complete explanation or a substitute for careful tax planning and consultation with individual tax advisors.

                               RECORD SHAREHOLDERS

         All the shares of the Funds are held of record by sub-accounts of separate accounts of Participating Insurance Companies on behalf of the owners of VLI policies and VA contracts, or by the general account of Keyport Life Insurance Company ("Keyport"). At all meetings of shareholders of the Funds each Participating Insurance Company will vote the shares held of record by sub-accounts of its separate accounts only in accordance with the instructions received from the VLI policy and VA contract owners on behalf of whom such shares are held. All such shares as to which no instructions are received (as well as, in the case of Keyport, all shares held by its general account) will be voted in the same proportion as shares as to which instructions are received (with Keyport's general account shares being voted in the proportions determined by instructing owners of Keyport VLI policies and VA contracts). Accordingly, each Participating Insurance Company disclaims beneficial ownership of the shares of the Funds held of record by the sub-accounts of its separate accounts (or, in the case of Keyport, its general account).

         As of record on March 31, 2004, the following Participating Insurance Companies owned of record 5% or more of one or more of each class of the following Funds' then outstanding shares:

LIBERTY FEDERAL SECURITIES FUND
CLASS A
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              60.46%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

AMERICAN SKANDIA LIFE ASSURANCE CO                                        5.97%
1 CORPORATE DRIVE
SHELTON CT 06484-6208

KEYPORT                                                                  18.27%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

CLASS B
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              78.42%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

KEYPORT                                                                  17.71%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

LIBERTY MONEY MARKET FUND
CLASS A
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              58.83%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              15.58%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

KEYPORT                                                                  13.39%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133



LIBERTY SMALL COMPANY GROWTH FUND
CLASS A
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              79.30%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

CLASS B
FIM FUNDING INC                                                         100.00%*
100 FEDERAL STREET MADE 10021E
BOSTON MA 02110-1802

LIBERTY ASSET ALLOCATION FUND
CLASS A
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              65.93%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

AMERICAN SKANDIA LIFE ASSURANCE CO                                       11.05%
1 CORPORATE DRIVE
SHELTON CT 06484-6208

KEYPORT                                                                   9.77%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

CLASS B
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)                              77.84%*
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

SUN LIFE
FINANCIAL                                                                20.70%
PO BOX 9133
WELLESLEY HILLS MA 02481-9133

KEYPORT                                                                  13.22%
C/O SUN LIFE FINANCIAL
PO BOX 9133
WELLESLEY HILLS MA 02481-9133


(*) As of record on March 31, 2004, this Participating Insurance Company owned 25% or more of the then outstanding shares of the Fund indicated and, therefore, may be deemed to "control" the Fund.

                INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS

         The independent accountants for the Funds are PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110-1707. The independent accountants audit and report on the annual financial statements and provide tax return review services and assistance and consultation in connection with the review of various SEC filings. The financial statements of the Trust and reports of independent auditors appearing in the December 31, 2003, annual report of the Trust are incorporated in this SAI by reference.



















                                   APPENDIX A

                INVESTMENT TECHNIQUES AND SECURITIES MONEY MARKET
                                  INSTRUMENTS

Each of the Funds may invest in money market instruments to the extent and of the type and quality described in the Prospectus.

CERTIFICATES OF DEPOSIT

         Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the Certificate. The Certificate usually can be traded in the secondary market prior to maturity.

         Certificates of deposit will be limited to U.S. dollar-denominated certificates of banks (U.S. or foreign) having total assets of at least $1 billion, or the equivalent in other currencies, as of the date of their most recently published financial statements and of branches of such banks (U.S. or foreign).

         The Funds will not acquire time deposits or obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank.

BANKERS' ACCEPTANCES

         Bankers' acceptances typically arise from short term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise.

         The draft is then "accepted" by the bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

         Bankers' acceptances acquired by the Funds must be payable in U.S. dollars and have been accepted by banks having total assets at the time of purchase in excess of $1 billion, or the equivalent in other currencies, and of branches of such banks (U.S. or foreign).

MORTGAGE-BACKED SECURITIES

MORTGAGE PASS-THROUGH CERTIFICATES

         A Mortgage Pass-Through Certificate is a Mortgage-Backed Security representing a participation interest in mortgage loans or a beneficial undivided interest in a specified pool containing mortgage loans.

         The aggregate dollar balance of the mortgage loans (or participation interests) in a specified pool is generally identical to the balance of the Mortgage Pass-Through Certificate held by the Certificate holder. As the balance in the mortgage pool is paid down by scheduled payments of principal and interest and by prepayments or other early or unscheduled recoveries of principal, the balance of the Mortgage Pass-Through Certificate is paid down correspondingly as all such payments are "passed through" to the Certificate holder (in this case, to the Funds). The average interest rate payable on the mortgage loans, the "coupon rate," is somewhat higher than the "pass-through rate" payable under the Mortgage Pass-Through Certificate. The difference between the coupon rate and the pass-through rate is generally paid to the servicer of the mortgage loans as servicing compensation. Servicing includes collecting payments, remitting payments to the Certificate holders, holding and disbursing escrow funds for payment of taxes and insurance premiums, periodically inspecting the properties, and servicing foreclosures in the event of unremedied defaults.

         Under the terms of the Certificate, the due date for passing through funds to the Certificate holders is some specified period after the payment date on the mortgage loans. The regular passthrough installment is paid on the due date by the entity servicing the mortgage pool, in most cases regardless of whether or not it has been collected from the borrower.

         A particular mortgage pool will consist of mortgage loans of one of the following types: fixed interest mortgage loans with a maturity of not more than 30 years; adjustable interest rate mortgage loans (that is, where the interest rate is not fixed but varies in accordance with a formula or an index) with a maturity of not more than 40 years; shared appreciation mortgage loans with a maturity of not more than 30 years; growing equity mortgage loans (where the monthly payment of principal increases in amount and the maturity may be less than 30 years); graduated payment mortgage loans (where the amount of the scheduled monthly payments at the beginning of the loan term are insufficient to fully amortize the loan and the monthly payment amount therefore increases after a specified period or periods); second mortgages with fixed or adjustable rates with a maturity of not more than 30 years; graduated payment adjustable rate mortgage loans; and other alternative mortgage instruments which may combine some of the characteristics listed above. For example, graduated payment, graduated equity, and shared appreciation mortgage loans can have a fixed or variable interest rate. In addition, new types of mortgage loans may be created in the future, and as Mortgage Pass-Through Certificates representing interests in pools of new types of mortgage loans are developed and offered to investors, the Fund will, consistent with its investment policies and objective, consider investing in such Certificates.

         Certain Mortgage Pass-Through Certificates purchased will represent interests in mortgage pools containing graduated payment adjustable rate mortgage loans or "GPARMs." These are adjustable interest rate mortgage loans with a graduated payment feature. The scheduled monthly payment amount on this type of loan at the beginning of the loan term is insufficient to fully amortize the loan; that is, the scheduled payments are insufficient to pay off the entire loan during the term. Because the monthly mortgage payments during the early years of graduated payment mortgage loans may not even be sufficient to pay the current interest due, GPARMs may involve negative amortization; that is, the unpaid principal balance of the mortgage loan may increase because any unpaid balance of the interest due will be added to the principal amount of the mortgage loan. GPARMs also involve increases in the payment amount, because at one or more times during the early years of the loan term, 43 the monthly mortgage payments (principal and interest) increase to a level that will fully amortize the loan. The monthly payment amount may also be increased (or decreased) to reflect changes in the interest rate. In addition, the loan term may be lengthened or shortened from time to time, corresponding to an increase or decrease in the interest rate.

GNMA Certificates

         GNMA Certificates represent part ownership of a pool of mortgage loans. These loans (issued by lenders such as mortgage bankers, commercial banks and savings and loan associations) are either insured by the Federal Housing Administration (FHA) or the Farmers Home Administration (FMHA), or guaranteed by the Veterans Administration (VA). A "pool" or group of such mortgages is assembled and, after being approved by GNMA, is offered to investors through securities dealers. Once approved by GNMA, the timely payment of interest and principal on each mortgage is guaranteed by GNMA and backed by the full faith and credit of the U.S. Government. GNMA is also empowered to borrow without limitation from the Treasury, if necessary, to make any payments required under its guarantee. GNMA Certificates differ from bonds issued without a sinking fund in that principal is paid back monthly by the borrower over the term of the loan rather than returned in a lump sum at maturity. GNMA Certificates are called "modified pass-through" securities because both interest and principal payments, including prepayments (net of fees paid to the issuer and GNMA), are passed through to the holder of the Certificate regardless of whether or not the mortgagor actually makes the payment.

         The average life of GNMA Certificates is likely to be substantially less than the original maturity of the mortgage pools underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greatest part of principal invested well before the maturity of the mortgages in the pool. (Note: Due to the GNMA guarantee, foreclosures impose little risk to principal investment.) As prepayment rates of individual mortgage pools vary widely, it is not possible to accurately predict the average life of a particular issue of GNMA Certificates.

         The coupon rate or interest on GNMA Certificates is lower than the interest rate paid on the VA-guaranteed or FHA-insured mortgages underlying the Certificates, but only by the amount of a relatively modest fee paid to GNMA and the issuer.

         The coupon rate by itself, however, does not indicate the yield which will be earned on the Certificates for the following reasons:

         1. Certificates may be issued at a premium or discount, rather than at par;
         2. After issuance, Certificates may trade in the secondary market at a premium or discount;
         3. Interest is earned monthly, rather than semiannually as for traditional bonds, and monthly compounding has the effect of raising the effective yield earned on GNMA Certificates; and
         4. The actual yield of each GNMA Certificate is influenced by the prepayment experience of the mortgage pool underlying the Certificate; that is, if mortgagors pay off their mortgages early, the principal returned to Certificate holders may be reinvested at more or less favorable rates.

         Since the inception of the GNMA mortgage-backed securities program in 1970, the amount of GNMA Certificates outstanding has grown rapidly. The size of the market and the active participation in the secondary market by securities dealers and many types of investors make the GNMA Certificates 44 highly liquid instruments. Valuations of GNMA Certificates are readily available from securities dealers and depend on, among other things, the level of market rates, the Certificate's coupon rate and the prepayment experience of the pool of mortgages backing each Certificate.

FNMA Certificates

         The Federal National Mortgage Association (FNMA) is a corporation organized and existing under the laws of the U.S. and issues FNMA Certificates under the authority contained in the Federal National Mortgage Association Charter Act. FNMA Certificates are Mortgage Pass-Through Certificates issued and guaranteed by FNMA. The obligations of FNMA under its guaranty are obligations solely of FNMA and are not backed by, nor entitled to, the full faith and credit of the U.S.

         Each FNMA Certificate represents a fractional undivided interest in a pool of conventional, FHA-insured or VA-guaranteed mortgage loans purchased or formed by FNMA. The mortgage loans are either provided from FNMA's own portfolio or are purchased from primary lenders that satisfy certain criteria developed by FNMA, including depth of mortgage origination experience, servicing experience and financial capacity.

         When the mortgage loans are not provided from FNMA's own portfolio, FNMA may purchase an entire loan pool from a single lender and issue Certificates backed by the pool alone. Alternatively, FNMA may package a pool made up of loans purchased from a number of lenders. The mortgage loans are held by FNMA in its capacity as trustee pursuant to the terms of a trust indenture for the benefit of the Certificate holders.

         Each FNMA mortgage pool will consist of mortgage loans evidenced by promissory notes on one-family or two-to-four family residential properties. Mortgage loans with varying interest rates may be included in a single pool. Currently, substantially all FNMA mortgage pools consist of fixed interest rate and growing equity mortgage loans, although FNMA mortgage pools may also consist of adjustable interest rate mortgage loans or other types of mortgage loans. Loans with varying loan-to-value ratios may be included in a single pool, but each conventional mortgage loan with a loan-to-value ratio which exceeds 80% must be insured against default and the mortgage insurance must insure that portion of the loan balance which exceeds 75% of the property value. The maximum loan term is 40 years. Each mortgage loan must conform to FNMA's published requirements or guidelines with respect to maximum principal amount, loan-to-value ratio, underwriting standards and hazard insurance coverage.

         Pursuant to the trust indenture, FNMA is responsible for servicing and administering the mortgage loans in a pool but contracts with the lender (the seller of the mortgage loans, or seller/servicer), or another eligible servicing institution, to perform such functions under the supervision of FNMA. The servicers are obligated to perform diligently all services and duties customary to the servicing of mortgages as well as those specifically prescribed by the FNMA Seller/Servicer Guide. FNMA has the right to remove servicers for cause.

         The pass-through rate on the FNMA Certificates is not greater than the lowest annual interest rate borne by an underlying mortgage loan in the pool, less a specified minimum annual percentage of the outstanding principal balance. The fee to FNMA representing compensation for servicing and for 45 FNMA's guaranty (out of which FNMA will compensate seller/servicers) is, for each underlying mortgage loan, the difference between the interest rate on the mortgage loan and the pass-through rate.

         The minimum size of a FNMA pool is $1 million of mortgage loans. Registered holders purchase Certificates in amounts not less than $25,000.

FHLMC Certificates

         The Federal Home Loan Mortgage Corporation (FHLMC) is a corporate instrumentality of the U.S. created pursuant to an act of Congress on July 24, 1970, primarily for the purpose of increasing availability of mortgage credit for the financing of then urgently needed housing. It seeks to provide an enhanced degree of liquidity for residential mortgage investors primarily by assisting in the development of secondary markets for conventional mortgage loans. FHLMC obtains its funds by selling mortgages and interests therein (such as Mortgage Pass-Through Certificates), and by issuing debentures and otherwise borrowing funds.

         FHLMC Certificates represent undivided interests in specified groups of conventional mortgage loans and/or participation interests therein underwritten and owned by FHLMC. FHLMC periodically forms groups of whole mortgage loans and/or participations in connection with its continuing sales program. Typically, at least 95% of the aggregate principal balance of the mortgage loans in a group consists of single-family mortgage loans and not more than 5% consists of multi-family loans. The FHLMC Certificates are issued in fully registered form only, in original unpaid principal balances of $25,000, $100,000, $200,000, $500,000, $1 million and $5 million. The FHLMC Certificates are not guaranteed by the U.S. or by any Federal Home Loan Bank and do not constitute a debt or obligation of the U.S. or any Federal Home Loan Bank.

         FHLMC guarantees to each registered holder of a FHLMC Certificate the timely payment of interest accruing at the application certificate rate on the unpaid principal balance outstanding on the mortgage loans to the extent of such holder's percentage of participation therein. FHLMC also guarantees to each registered holder of a FHLMC Certificate collection of all principal on the mortgage loans without any offset or deduction, to the extent of such holder's pro rata share. Pursuant to these guaranties, FHLMC indemnifies holders of FHLMC Certificates against any reduction in principal by reason of charges for property repairs, maintenance and foreclosure.

         To permit a measure of marketability for holders of FHLMC Certificates, FHLMC has provided since June 20, 1975, and expects to continue to provide, bid quotations for outstanding FHLMC Certificates. Informational bid quotations are available daily from FHLMC's regional offices.

Non-Governmental Mortgage Pass-Through Certificates

         A Non-Governmental Mortgage Pass-Through Certificate is a security issued by a mortgage banker, financial institution or other entity and represents an undivided interest in a mortgage pool consisting of a number of mortgage loans secured by single-family residential properties. Non-Governmental Certificates do not represent an interest in or obligation of the issuing or servicing entity. The mortgage loans in a pool are held in trust by a qualified bank. These private (or conventional) mortgages are not insured by the VA, FHA or any other governmental agency. In some cases, private commercial insurance or other credit support may apply.

         A typical mortgage pool consists of from 100 to 1000 individual mortgage loans. The aggregate dollar balance of the mortgage loans in a pool will be generally at least $5 million. These pools contain mortgage loans originated, serviced and otherwise administered by an affiliate of the sponsor of the pool.

         It is expected that each of the underlying mortgage loans will have a loan-to-value ratio at origination (based on an independent appraisal of the mortgage property obtained by the originator of the loan) of 90% or less. Generally, the amount of the mortgage loans in excess of 80% of such appraised value will be insured with a private mortgagor insurer. In some instances, other mechanisms, such as a bank letter of credit or senior/subordinated class structures, are used in place of mortgage guaranty insurance but serve a similar credit support function.

         The entities originating and servicing the underlying mortgage loans generally advance to Certificate holders any principal and interest payments not collected from the mortgagors. However, the obligations, if any, to make those advances are limited only to those amounts that are reimbursable under the mortgage guaranty insurance policy.

         The property securing each of the mortgage loans in a mortgage pool will be covered by standard hazard insurance policies insuring against losses due to various causes, including fire, lightning and windstorm. The amount of each policy is at least equal to the lesser of the outstanding principal balance of the mortgage loan or the maximum insurable value of the improvements securing the mortgage loan. Since certain other physical risks (including earthquakes, mudflows and floods) are not otherwise insured against, the institution originating and servicing the loans typically purchases a special hazard insurance policy for each mortgage pool to cover such risks. The special hazard insurance generally is in the amount of 1% of the aggregate principal balances of the mortgage loans in each mortgage pool, or the sum of the balance of the two largest mortgage loans in the mortgage pool, whichever is greater, at the time of formation of the mortgage pool.

         Any hazard losses not covered by either the standard hazard policies or the special hazard insurance policy will not be insured against and, accordingly, will be borne by the Fund and therefore by the Fund's shareholders.

         The pooling and servicing agreement for a Non-Governmental Certificate generally permits, but does not require, the entity originating and servicing the mortgage loans to repurchase from the mortgage pool all remaining mortgage loans. The right to repurchase typically is subject to the aggregate principal balances of the mortgage loans at the time of repurchase being less than 20% of the aggregate principal balances of the mortgage loans at the time of issuance of the Certificate.

REAL ESTATE MORTGAGE INVESTMENT CONDUITS (REMICS)

         A REMIC is an entity formed either as a partnership, corporation or trust which holds a fixed pool of mortgages and issues multiple classes of interests at varying maturities entitling holders to receive specified principal amounts and interest payments at fixed rates.

         Timely payment of principal and interest from a REMIC will be dependent upon risks associated with the underlying mortgage loans held by the REMIC. These risks include the potential for delinquency and default by mortgagors, fluctuating interest rates, inflation and reduced market demand for qualified market loans.

EQUIPMENT TRUST CERTIFICATES

         Asset Allocation Fund may invest in Equipment Trust Certificates.

         Equipment Trust Certificates are a mechanism for financing the purchase of transportation equipment, such as railroad cars and locomotives, trucks, airplanes and oil tankers.

         Under an Equipment Trust Certificate, the equipment is used as the security for the debt and title to the equipment is vested in a trustee. The trustee leases the equipment to the user; i.e., the railroad, airline, trucking or oil company. At the same time, Equipment Trust Certificates in an aggregate amount equal to a certain percentage of the equipment's purchase price are sold to lenders. The trustee pays the proceeds from the sale of Certificates to the manufacturer. In addition, the company using the equipment makes an initial payment of rent equal to the balance of the purchase price to the trustee, which the trustee also pays to the manufacturer. The trustee collects lease payments from the company and uses the payments to pay interest and principal on the Certificates. At maturity, the Certificates are redeemed and paid, the equipment is sold to the company and the lease is terminated.

         Generally, these Certificates are regarded as obligations of the company that is leasing the equipment and are shown as liabilities in its balance sheet as a capitalized lease in accordance with generally accepted accounting principals. However, the company does not own the equipment until all the Certificates are redeemed and paid. In the event the company defaults under its lease, the trustee terminates the lease. If another lessee is available, the trustee leases the equipment to another user and makes payments on the Certificates from new lease rentals.

CONVERTIBLE SECURITIES

         Asset Allocation Fund may invest in Convertible Securities.

         By investing in convertible securities, a Fund obtains the right to benefit from the capital appreciation potential in the underlying stock upon exercise of the conversion right, while earning higher current income than would be available if the stock were purchased directly. In determining whether to purchase a convertible, Columbia will consider substantially the same criteria that would be considered in purchasing the underlying stock. While convertible securities purchased by a Fund are frequently rated investment grade, a Fund may purchase unrated securities or securities rated below investment grade if the securities meet Columbia's other investment criteria. Convertible securities rated below investment grade (a) tend to be more sensitive to interest rate and economic changes, (b) may be obligations of issuers who are less creditworthy than issuers of higher quality convertible securities, and (c) may be more thinly traded due to such securities being less well known to investors than investment grade convertible securities, common stock or conventional debt securities. As a result, Columbia's 48 own investment research and analysis tend to be more important in the purchase of such securities than other factors.

OPTIONS, FUTURES AND OTHER DERIVATIVES

         Except for Money Market Fund, each Fund may purchase and write both call options and put options on securities, indexes and foreign currencies, and enter into interest rate, index and foreign currency futures contracts and options on such futures contracts (futures options) in order to achieve its investment goal, to provide additional revenue, or to hedge against changes in security prices, interest rates or currency exchange rates. A Fund also may use other types of options, futures contracts, futures options, and other types of forward or investment contracts linked to individual securities, interest rates, foreign currencies, indices or other benchmarks (derivative products) currently traded or subsequently developed and traded, provided the Trustees determine that their use is consistent with the Fund's investment goal.

OPTIONS

         A Fund may purchase and write both put and call options on securities, indexes or foreign currencies in standardized contracts traded on recognized securities exchanges, boards of trade or similar entities, or quoted on Nasdaq. A Fund also may purchase agreements, sometimes called cash puts, which may accompany the purchase of a new issue of bonds from a dealer that the Fund might buy as a temporary defensive measure.

         An option on a security (or index or foreign currency) is a contract that gives the purchase (holder) of the option, in return for a premium, the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option (or the cash value of the index or a specified quantity of the foreign currency) at a specified exercise price at any time during the term of the option (normally not exceeding nine months). The writer of an option on an individual security or on a foreign currency has the obligation upon exercise of the option to deliver the underlying security or foreign currency upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security or foreign currency. Upon exercise, the writer of an option on an index is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option. (An index is designed to reflect specified facets of a particular financial or securities market, a specific group of financial instruments or securities, or certain other economic indicators.)

         A Fund will write call options and put options only if they are "covered." For example, in the case of a call option on a security, the option is "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held in its portfolio (or, if additional cash consideration is required, cash or liquid securities in such amount are held in a segregated account).

         If an option written by a Fund expires, the Fund realizes a capital gain equal to the premium received at the time the option was written. If an option purchased by a Fund expires, the Fund realizes a capital loss equal to the premium paid.

         Prior to the earlier of exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security, currency or index, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when a Fund desires.

         A Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security, currency or index in relation to the exercise price of the option, the volatility of the underlying security, currency or index, and the time remaining until expiration.

         A put or call option purchased by a Fund is an asset of the Fund, valued initially at the premium paid for the option. The premium received for an option written by a Fund is recorded as a deferred credit. The value of an option purchased or written is marked-to-market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and asked prices.


Risks Associated with Options

         There are several risks associated with transactions in options. For example, there are significant differences between the securities and the currency markets and the options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

         There can be no assurance that a liquid market will exist when a Fund seeks to close out an option position. If a Fund were unable to close out an option that it had purchased, it would have to exercise the option in order to realize any profit or the option would expire and become worthless. If a Fund were unable to close out a covered call option that it had written on a security or a foreign currency, it would not be able to sell the underlying security or currency unless the option expired. As the writer of a covered call option on a security, a Fund foregoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call. As the writer of a covered call option on a foreign currency, the Fund foregoes, during the option's life, the opportunity to profit from appreciation of the currency covering the call.

         If trading were suspended in an option purchased or written by a Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it has purchased. Except to the extent that a call option on an index written by the Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund's portfolio securities during the period the option was outstanding.

FUTURES CONTRACTS(1) AND OPTIONS ON FUTURES CONTRACTS

         A Fund may use interest rate, index and foreign currency futures contracts. An interest rate, index or foreign currency futures contract provides for the future sale by one party and purchase by another party of a specified quantity of a financial instrument, the cash value of an index(1) or a specified quantity of a foreign currency at a specified price and time. A public market exists in futures contracts covering a number of indexes (including, but not limited to, the Standard & Poor's 500 Stock Index, the Value Line Composite Index and the New York Stock Exchange Composite Index), certain financial instruments (including, but not limited to: U.S. Treasury bonds, U.S. Treasury notes and Eurodollar certificates of deposit) and foreign currencies. Other index and financial instrument futures contracts are available and it is expected that additional futures contracts will be developed and traded.

         A Fund may purchase and write call and put futures options. Futures options possess many of the same characteristics as options on securities, indexes and foreign currencies (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position
(call) or a short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon

--------
(1) A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of a securities index is a function of the value of certain specified securities, no physical delivery of those securities is made.

exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

         To the extent required by regulatory authorities having jurisdiction over a Fund, such Fund will limit its use of futures contracts and futures options to hedging transactions. For example, a Fund might use futures contracts to hedge against or gain exposure to fluctuations in the general level of stock prices or anticipated changes in interest rates or currency exchange rates which might adversely affect either the value of the Fund's securities or the price of the securities that the Fund intends to purchase. Although other techniques could be used to reduce that Fund's exposure to stock price and interest rate and currency fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost by using futures contracts and futures options.

         A Fund will only enter into futures contracts and futures options that are standardized and traded on an exchange, board of trade or similar entity or quoted on an automated quotation system.

         The success of any futures transaction depends on Columbia correctly predicting changes in the level and direction of stock prices, interest rates, currency exchange rates and other factors. Should those predictions be incorrect, a Fund's return might have been better had the transaction not been attempted; however, in the absence of the ability to use futures contracts, Columbia might have taken portfolio actions in anticipation of the same market movements with similar investment results but, presumably, at greater transaction costs.

         When a purchase or sale of a futures contract is made by a Fund, the Fund is required to deposit in a segregated account a specified amount of cash or U.S. Government securities or other securities (initial margin). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract, which is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. A Fund expects to earn interest income on its initial margin deposits. A futures contract held by a Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called "variation margin," equal to the daily change in value of the futures contract. This process is known as "marking-to-market." Variation margin paid or received by a Fund does not represent a borrowing or loan by the Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the futures contract had expired at the close of the previous day. In computing daily net asset value, a Fund will mark-to-market its open futures positions.

         The Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option and other futures positions held by the Fund.

         Although some futures contracts call for making or taking delivery of the underlying property, usually these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying property and delivery month). If an offsetting purchase price is less than the original sale price, the Fund engaging in the transaction realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund engaging in the transaction realizes a capital gain, or if it is less, the Fund realizes a capital loss. The transaction costs must also be included in these calculations.

Risks Associated with Futures

         There are several risks associated with the use of futures contracts and futures options. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the portfolio securities being hedged. In addition, there are significant differences between the securities and the currency markets and the futures markets that could result in an imperfect correlation between the markets, causing a given transaction not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as: variations in speculative market demand for futures, futures options and the related securities or currencies, including technical influences in futures and futures options trading and differences between the Fund's investments being hedged and the securities or currencies underlying the standard contracts available for trading. For example, in the case of index futures contracts, the composition of the index, including the issuers and the weighting of each issue, may differ from the composition of the Fund's portfolio, and, in the case of interest rate futures contracts, the interest rate levels, maturities, and creditworthiness of the issues underlying the futures contract may differ from the financial instruments held in the Fund's portfolio. A decision as to whether, when and how to use futures contracts involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected security price, interest rate or currency exchange rate trends.

         Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses. Stock index futures contracts are not normally subject to such daily price change limitations.

         There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures or futures option position. The Fund would be exposed to possible loss on the position during the interval of inability to close, and would continue to be required to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant long-term trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

LIMITATIONS ON OPTIONS AND FUTURES

         A Fund will not enter into a futures contract or purchase an option thereon if, immediately thereafter, the initial margin deposits for futures contracts held by that Fund plus premiums paid by it for open futures option positions, less the amount by which any such positions are "in-the-money,"(2) would exceed 5% of the Fund's total assets.

         When purchasing a futures contract or writing a put option on a futures contract, a Fund must maintain in a segregated account cash or liquid securities (including any margin) equal to the market value of such contract. When writing a call option on a futures contract, the Fund similarly will maintain with its custodian cash or liquid securities (including any margin) equal to the amount by which such option is in-the-money until the option expires or is closed out by the Fund.

         A Fund may not maintain open short positions in futures contracts, call options written on futures contracts or call options(2) written on indexes if, in the aggregate, the market value of all such open positions exceeds the current value of the securities in its portfolio, plus or minus unrealized gains and losses on the open positions, adjusted for the historical relative volatility of the relationship between the portfolio and the positions. For this purpose, to the extent the Fund has written call options on specific securities in its portfolio, the value of those securities will be deducted from the current market value of the securities portfolio.

         In order to comply with Commodity Futures Trading Commission (CFTC) Regulation 4.5 and thereby avoid being deemed a "commodity pool operator," each Fund will use commodity futures 53 commodity options contracts solely for bona fide hedging purposes within the meaning and intent of CFTC Regulation 1.3(z), or, with respect to positions in commodity futures and commodity options contracts that do not come within the meaning and intent of CFTC Regulation 1.3(z), the aggregate initial margin and premiums required to establish such positions will not exceed 5% of the fair market value of the assets of a Fund, after taking into account unrealized profits and unrealized losses

--------
2 A call option is "in-the-money" if the value of the futures contract that is the subject of the option exceeds the exercise price. A put option is "in-the-money" if the exercise price exceeds the value of the futures contract that is the subject of the option.

on any such contracts it has entered into [in the case of an option that is in-the-money at the time of purchase, the in-the-money amount (as defined in Section 190.01(x) of the CFTC Regulations) may be excluded in computing such 5%]. The CFTC has proposed amendments to certain of its rules that, if adopted as proposed, would eliminate the 5% test and allow the Funds to use futures to an unlimited extent without being subject to Commodity Exchange Act regulation.

TAXATION OF OPTIONS AND FUTURES

         If a Fund exercises a call or put option it holds, the premium paid for the option is added to the cost basis of the security purchased (call) or deducted from the proceeds of the security sold (put). For cash settlement options and futures options exercised by a Fund, the difference between the cash received at exercise and the premium paid is a capital gain or loss.

         If a call or put option written by a Fund is exercised, the premium is included in the proceeds of the sale of the underlying security (call) or reduces the cost basis of the security purchased (put). For cash settlement options and futures options written by a Fund, the difference between the cash paid at exercise and the premium received is a capital gain or loss.

         Entry into a closing purchase transaction will result in capital gain or loss. If an option written by a Fund was in-the-money at the time it was written and the security covering the option was held for more than the long-term holding period prior to the writing of the option, any loss realized as a result of a closing purchase transaction will be long-term. The holding period of the securities covering an in-the money option will not include the period of time the option is outstanding.

         If a Fund writes an equity call option(3) other than a "qualified covered call option," as defined in the Internal Revenue Code, any loss on such option transaction, to the extent it does not exceed the unrealized gains on the securities covering the option, may be subject to deferral until the securities covering the option have been sold.

         A futures contract held until delivery results in capital gain or loss equal to the difference between the price at which the futures contract was entered into and the settlement price on the earlier of delivery notice date or expiration date. If a Fund delivers securities under a futures contract, the Fund also realizes a capital gain or loss on those securities.

         For federal income tax purposes, a Fund generally is required to recognize as income for each taxable year its net unrealized gains and losses as of the end of the year

--------
3 An equity option is defined to mean any option to buy or sell stock, and any other option the value of which is determined by reference to an index of stocks of the type that is ineligible to be traded on a commodity futures exchange (e.g., an option contract on a sub-index based on the price of nine hotel-casino stocks). The definition of equity option excludes options on broad-based stock indexes (such as the Standard & Poor's 500 Stock Index).

on futures, futures options and non-equity options positions (year-end mark-to-market). Generally, any gain or loss recognized with respect to such positions (either by year-end mark-to-market or by actual closing of the positions) is considered to be 60% long-term and 40% short-term, without regard to the holding periods of the contracts. However, in the case of positions classified as part of a "mixed straddle," the recognition of losses on certain positions (including options, futures and futures options positions, the related securities and certain successor positions thereto) may be deferred to a later taxable year. Sale of futures contracts or writing of call options (or futures call options) or buying put options (or futures put options) that are intended to hedge against a change in the value of securities held by a Fund (1) will affect the holding period of the hedged securities, and (2) may cause unrealized gain or loss on such securities to be recognized upon entry into the hedge.

         If a Fund were to enter into a short index future, short index futures option or short index option position and the Fund's portfolio were deemed to "mimic" the performance of the index underlying such contract, the option or futures contract position and the Fund's stock positions would be deemed to be positions in a mixed straddle, subject to the above-mentioned loss deferral rules.

         In order for a Fund to continue to qualify for federal income tax treatment as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income; i.e., dividends, interest, income derived from loans of securities, and gains from the sale of securities or foreign currencies, or other income (including but not limited to gains from options and futures contracts). Any net gain realized from futures (or futures options) contracts will be considered gain from the sale of securities and therefore be qualifying income for purposes of the 90% requirement.

WARRANTS

         Each Fund except Money Market Fund may invest in warrants; however, not more than 5% of a Fund's assets (at the time of purchase) will be invested in warrants, other than warrants acquired in units or attached to other securities. Warrants purchased must be listed on a national stock exchange or the Nasdaq system. Warrants are speculative in that they have no voting rights, pay no dividends, and have no right with respect to the assets of the corporation issuing them. Warrants basically are options to purchase equity securities at a specific price valid for a specific period of time. They do not represent ownership of the securities, but only the right to buy them. Warrants differ from call options in that warrants are issued by the issuer of the security that may be purchased on their exercise, whereas call options may be written or issued by anyone. The prices of warrants do not necessarily move parallel to the prices of the underlying securities.

REPURCHASE AGREEMENTS

         The Money Market Fund may enter into repurchase agreements. A repurchase agreement is a contract under which the fund acquires a security for a relatively short period subject to the obligation of the seller to repurchase and the fund to resell such security at a fixed time and price (representing the fund's cost plus interest). It is the fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities. Repurchase agreements may also be viewed as loans 55 made by the fund which are collateralized by the securities subject to repurchase. The Columbia will monitor such transactions to determine that the value of the underlying securities is at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

"WHEN-ISSUED" SECURITIES AND COMMITMENT AGREEMENTS

         Each Fund may purchase and sell securities on a when-issued and delayed-delivery basis.

         When-issued or delayed-delivery transactions arise when securities are purchased or sold by the Funds with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Funds at the time of entering into the transaction. However, yields available in the market when delivery takes place may be higher than the yields on securities to be delivered. When the Funds engage in when-issued and delayed-delivery transactions, the Funds rely on the buyer or seller, as the case may be, to consummate the sale. Failure to do so may result in the Funds missing the opportunity to obtain a price or yield considered to be advantageous. When-issued and delayed-delivery transactions may be expected to occur a month or more before delivery is due. However, no payment or delivery is made by the Funds until they receive payment or delivery from the other party to the transaction. A separate account of liquid assets equal to the value of such purchase commitments will be maintained with the Trust's custodian until payment is made and will not be available to meet redemption requests. When-issued and delayed-delivery agreements are subject to risks from changes in value based upon changes in the level of interest rates and other market factors, both before and after delivery. The Funds do not accrue any income on such securities prior to their delivery. To the extent a Fund engages in when-issued and delayed-delivery transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and policies and not for the purpose of investment leverage.

         Most Mortgage Pass-Through Certificates (especially FNMA and Non-Governmental Certificates), whether they represent interests in pools of fixed or adjustable interest rate mortgage loans, may be purchased pursuant to the terms of firm commitment or standby commitment agreements. Under the terms of these agreements, a

Fund will bind itself to accept delivery of a Mortgage Pass-Through Certificate at some future settlement date (typically three to six months from the date of the commitment agreement) at a stated price. The standby commitment agreements create an additional risk for a Fund because the other party to the standby agreement generally will not be obligated to deliver the security, but the Fund will be obligated to accept it if delivered. Depending on market conditions (particularly on the demand for, and supply of, Mortgage Pass-Through Certificates), the Fund may receive a commitment fee for assuming this obligation. If prevailing market interest rates increase during the period between the date of the agreement and the settlement date, the other party can be expected to deliver the security and, in effect, pass any decline in value to the Fund. If the value of the security increases after the agreement is made, however, the other party is unlikely to deliver the security. In other words, a decrease in the value of the securities to be purchased under the terms of standby commitment agreements will likely result in the delivery of the security, and therefore such 56 decrease will be reflected in the Fund's net asset value. However, any increase in the value of the securities to be purchased will likely result in the non-delivery of the security and, therefore, such increase will not affect the net asset value unless and until the Fund actually obtains the security.

RESTRICTED SECURITIES

         Restricted securities are acquired through private placement transactions, directly from the issuer or from security holders, generally at higher yields or on terms more favorable to investors than comparable publicly traded securities. Privately placed securities are not readily marketable and ordinarily can be sold only in privately negotiated transactions to a limited number of purchasers or in public offerings made pursuant to an effective registration statement under the Securities Act of 1933. Private or public sales of such securities by a Fund may involve significant delays and expense. Private sales require negotiations with one or more purchasers and generally produce less favorable prices than the sale of comparable unrestricted securities. Public sales generally involve the time and expense of preparing and processing a registration statement under the Securities Act of 1933 and may involve the payment of underwriting commissions; accordingly, the proceeds may be less than the proceeds from the sale of securities of the same class which are freely marketable.

                                   APPENDIX B
                   Columbia Management Advisors, Inc. ("CMA")
                      Proxy Voting Policies and Procedures
               Adopted July 1, 2003 and revised February 11, 2004

POLICY:

All proxies for client securities for which Columbia Management Advisors, Inc. ("CMA") has been granted authority to vote shall be voted in a manner considered to be in the best interests of CMA's clients, including the CMG Family Funds(4) and their shareholders without regard to any benefit to CMA or its affiliates. CMA shall examine each proposal and vote against the proposal, if, in its judgment, approval or adoption of the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. In addition, CMA shall examine each proposal and vote the securities held on behalf of a client against the proposal, if, in its judgment, the proposal would be expected to effect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In the event a client believes that its other interests require a different vote, CMA shall vote as the client instructs.

-----------------------------
(4) A CMG Family Fund or a Fund is a registered investment company or series of a registered investment company managed or advised by Columbia Management Advisors, Inc.

CMA addresses potential material conflicts of interest by having a predetermined voting policy. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined policy, the Proxy Committee will determine the vote in the best interest of CMA's clients, without consideration of any benefit to CMA, its affiliates or its other clients.

OVERVIEW:

CMA's policy is based upon its fiduciary obligation to act in its clients' best interests. In addition, the SEC recently adopted rules under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. These rules impose obligations with respect to proxy voting on investment advisers and investment companies.

PROCEDURES:

Account Policies:

Except as otherwise directed by the client, CMA shall vote as follows:

SEPARATELY MANAGED ACCOUNTS

CMA shall vote proxies on securities held in its separately managed accounts.

COLUMBIA TRUST COMPANY (CTC) TRUST POOLS
CMA shall vote proxies on securities held in the trust pools.

CMG FAMILY FUNDS/CMA FUND TRUST
CMA shall vote proxies on securities held in the Funds, including multi-managed and subadvised Funds.

COLUMBIA PRIVATE PORTFOLIO
CMA shall vote proxies on securities held in its separately managed accounts.

II. Proxy Committee

CMA shall establish a Proxy Committee whose standing members shall include the heads of active equity and equity research, as well as representatives from fund administration, compliance and legal. Each portfolio manager (or sub-adviser) of a fund or account which holds securities of an issuer having a shareholder meeting, as well as the head of the asset class for which the security was selected, shall be an ad hoc member of the Proxy Committee in connection with the vote of proxies for the meeting.

The Proxy Committee's functions shall include, in part,

direction of the vote on proposals where there has been a recommendation to the Committee not to vote according to the predetermined policy provided in the Voting

Guidelines in III (A) below or which proposals require special consideration under III (B) below,

semi-annual review of this Proxy Voting Policy and Procedure to ensure consistency with internal policies and regulatory agency policies,

semi-annual review of existing Voting Guidelines and development of additional Voting Guidelines to assist in the review of proxy proposals, and development and modification of Voting Procedures as it deems appropriate or necessary.

In determining the vote of any proposal for which it has responsibility, the Proxy Committee shall consider whether the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. In addition, the Proxy Committee shall examine the proposal and vote the securities held on behalf of a client against the proposal, if, in its judgment, the proposal would be expected to effect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In the event a client believes that its other interests require a different vote, CMA shall vote as the client instructs.

In determining the vote on any proposal, the Proxy Committee shall not consider any benefit to CMA, any of its affiliates, any of its or its affiliates' clients, or of its customers or service providers, other than benefits to the owner of the securities to be voted.

The Proxy Committee shall create a charter, which shall be consistent with this policy and procedure. The charter shall set forth the Committee's purpose, membership and operation. The charter shall include procedures prohibiting a member from voting on a matter for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal, e.g., is a portfolio manager for an account of the issuer.

III. Voting Guidelines

In general, proposals which are designed to either dissuade or preclude the acquisition and/or merger of one corporate entity by/with another, or have the effect of diluting the value of the existing shares outstanding, or reduce the shareholders' power over any company actions will be rejected.

A. The Proxy Committee has adopted the following guidelines for voting proxies:

     1.  Matters Relating to the Board of Directors/Corporate Governance

         CMA generally will vote FOR:

Proposals for the election of directors or for an increase or decrease in the number of directors provided that a majority of directors would be independent.

However, CMA generally will WITHHOLD votes for one or more director nominees if:
(i) the board as proposed to be constituted would not have a majority of independent directors; or (ii) the board does not have nominating, audit and compensation committees comprised solely of independent directors.

On a CASE BY CASE basis, CMA may withhold votes for a director nominee who has failed to observe good corporate governance practices or, through specific action or inaction, has demonstrated a disregard for the interests of shareholders.

Proposals that request that the board audit, compensation and/or nominating committees include independent directors exclusively. The Audit Committee must satisfy the independence and experience requirements established by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. At least one member of the Audit Committee must qualify as a "financial expert" within the definition set forth in rules of the SEC.

Proposals to declassify boards.

Proposals to indemnify the board of directors through self-insurance plans or the purchase of insurance (though it is not the intent to eliminate director responsibility for negligence or breaches of fiduciary duty).

Proposals to create or eliminate positions or titles for senior management, though CMA prefers that the role of Chairman of the Board and CEO be held by different persons. (In evaluating such proposals, CMA will consider the size of the company and the nature of the shareholder base).

Proposals for the annual appointment or approval of independent corporate auditors. An auditor will usually be thought of as independent unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates.

Proposals that restore shareholder ability to remove directors with or without cause.

Proposals that encourage directors to own a minimum amount of stock.

Proposals to permit shareholders to elect directors to fill board vacancies.

Proposals for the company to adopt confidential voting.

CMA will vote on a CASE-BY-CASE basis in contested elections of directors.

CMA generally will vote AGAINST:

Proposals to classify boards.

Proposals that give management the ability to alter the size of the board without shareholder approval.

Proposals that provide directors may be removed only by supermajority vote.

Proposals which allow more than one vote per share in the election of directors.

Proposals that provide only continuing directors may elect replacements to fill board vacancies.

Shareholder proposals that mandate a minimum amount of stock that directors must own.

Shareholder proposals to limit the tenure of outside directors.

Compensation

CMA generally will vote FOR management sponsored compensation plans (such as bonus plans, incentive plans, stock option plans, pension and retirement benefits, stock purchase plans, or thrift plans) if they are consistent with business practice. However, CMA generally is opposed to compensation plans that substantially dilute ownership interest in a company, provide participants with excessive awards, or have objectionable structural features. Specifically, for equity-based plans, if the proposed number of shares authorized for option programs (excluding authorized shares of expired options) exceed 10% of the currently outstanding shares overall or 3% for directors only, the proposal should be referred to the Proxy Committee. The Committee will then consider the circumstances surrounding the issue and vote in the best interests of the clients. CMA requires management to provide substantial justification for the repricing of options.

         CMA generally will vote FOR:

Shareholder proposals to require golden and tin parachutes (executive severance agreements) to be submitted to shareholder ratification.

Shareholder proposals asking a company to expense stock options.

Shareholder proposals to put option repricings to a shareholder vote. Employee stock purchase plans that have the following features: (i) the shares purchased under the plan are acquired for no loess than 85% of their market value, (ii) the offering period under the plan is 27 months or less, and (iii) dilution is 10% or less.

         CMA generally will vote AGAINST:

Stock option plans that permit issuance of options with an exercise price below the stock's current market price.

         3. Capitalization

         CMA generally will vote FOR:

Proposals to increase the authorized shares for stock dividends, stock splits (and reverse stock splits) or general issuance, unless proposed as an anti-takeover action or the proposal increases the authorization by more than 50% without a clear need presented by the company.

Proposals for the elimination of authorized but unissued shares or retirement of those shares purchased for sinking fund or treasury stock.

Proposals to institute/renew open market share repurchase plans in which all shareholders may participate on equal terms.

Proposals to reduce or change the par value of common stock.

Proposals to create blank check preferred stock (i.e., with unspecified voting, conversion, dividend distribution and other rights), as long as the company expressly states that the stock will not be used as an anti-takeover defense.

         CMA generally will vote AGAINST:

Proposals to create a new class of common stock with supermajority voting rights (i.e., dual class stock).

         4. Mergers, Restructurings and Other Transactions

CMA will review, on a CASE BY CASE basis, business transactions such as mergers, acquisitions, asset sales, reorganizations, liquidations, spinoffs and other transactions.

Anti-Takeover Measures

CMA generally will vote AGAINST proposals intended largely to avoid acquisition prior to the occurrence of an actual event or to discourage acquisition by creating a cost constraint. With respect to the following measures, CMA generally will vote as follows:

Poison Pills

CMA will vote FOR shareholder proposals that ask a company to submit its poison pill for shareholder ratification.

CMA generally votes FOR shareholder proposals to redeem a poison pill and AGAINST management proposals to ratify a poison pill.

Greenmail

CMA will vote FOR proposals to adopt anti-greenmail charter or by law amendments or otherwise restrict a company's ability to make greenmail payments.

Supermajority vote

CMA will vote AGAINST management proposals to require a supermajority shareholder vote to approve any proxy proposal, in particular, proposals to approve mergers and other significant corporate transactions.

CMA will vote FOR shareholder proposals to lower supermajority vote requirements.

         6. Other Business Matters

         CMA generally will vote FOR

Proposals to approve the minutes of a prior meeting, or to change the date, location or time of the annual meeting.

Bylaw or charter changes that are of a housekeeping nature (updates or corrections).

Proposals to approve a change in the company's name.

Proposals to change the location of the company's principal place of business, provided the purpose is not to reduce the scope of adequate regulatory or financial supervision.

Proposals to approve the annual reports and accounts provided the certifications required by the Sarbanes Oxley Act of 2002 have been provided.

Proposals that endorse the recruitment, development and promotion of personnel on a nondiscriminatory merit basis, regardless of race, creed, color or gender.

         CMA generally will vote AGAINST:


Proposals to eliminate the right of shareholders to act by written consent or call special meetings.

Authorization to transact other unidentified, substantive business at a meeting.

Proposals to provide management with the authority to adjourn an annual or special meeting absent compelling reasons to support the proposal.

Proposals authorizing the company's board of directors to adopt, amend or repeal bylaws without shareholder approval.

Proposals to vote unmarked proxies in favor of management.

B.       Ability to Vote Proxies Other than as Provided in A Above.

A Portfolio Manager, sub-adviser or other party involved with a client's or Fund's account may conclude that the interest of the client or Fund requires that a proxy be voted on a proposal in a manner that differs from the predetermined proxy voting policy. In this situation, he or she shall request that the Proxy Committee consider voting the proxy on the proposal other than according to the predetermined policy provided in III (A) above. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to the predetermined policy, that person shall furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders.

The Proxy Committee may vary from the predetermined policy if it determines that voting on the proposal according to the predetermined policy would be expected to impact adversely the current or potential market value of the issuer's securities or to effect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In the event a client believes that its other interests require a different vote, CMA shall vote as the client instructs. In determining the vote on any proposal, the Proxy Committee shall not consider any benefit other than benefits to the owner of the securities to be voted.

C.       Proposals Requiring Special Consideration

The following proposals require individual, special consideration. The Proxy Committee will determine how proxies related to each of these proposals will be voted. The Proxy Committee shall determine to vote against any such proposal which would be expected to impact adversely the current or potential market value of the issuer's securities or to effect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In the event a client believes that its other interests require a different vote, CMA shall vote as the client instructs In determining the vote on any proposal, the Proxy Committee shall not consider any benefit other than benefits to the owner of the securities to be voted.

New Proposals. For each new type of proposal that is expected to be proposed to shareholders of multiple companies, the Proxy Committee will develop a Guideline, which will be incorporated into this Proxy Voting Policy and Procedures.

Accounts Adhering to Taft Hartley Principles. All proposals for these accounts shall be voted according to the Taft Hartley Guidelines developed by Institutional Shareholder Services, Inc. ("ISS").

Accounts Adhering to Socially Responsible Principles. All proposals for these accounts shall be voted according to the Socially Responsible Guidelines developed by ISS or as specified by the client.

Proxies of International Issuers which Block Securities Sales between the Time a Shareholder submits a Proxy and the Vote. Proposals for these securities shall be voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with these Proxy Voting Guidelines.

Proxies of Investment Company Shares. Proposals on issues other than those specified above under III (A), e.g., election of directors, selection of accountants.

Shareholder Proposals. Shareholder proposals that are not covered by III (A) above will be reviewed individually.

Executive/Director Compensation. Except as provided in III (A), proposals relating to compensation of any executive or director will be voted as recommended by ISS or as otherwise directed by the Proxy Committee.

8. Pre-Emptive Rights. Proposals to create or eliminate pre-emptive rights. In evaluating proposals the Proxy Committee will consider the size of the company and the nature of its shareholder base.

If any person (or entity) requests that the Proxy Committee (or any of its members) vote a proxy in a specific manner, that person shall furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders.

IV.               VOTING PROCEDURES

The Proxy Committee has developed the following procedures to assist in the voting of proxies according to the Voting Guidelines set forth in Section III above. The Proxy Committee may revise these procedures from time to time, as it deems appropriate or necessary to effect the purposes of this Policy and Procedures.

CMA shall use Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS shall provide proxy analysis and record keeping services.

On a daily basis CMA shall send to ISS a holdings file detailing each equity holding held in an account advised by CMA. Information on equity holdings for the international portfolio shall be sent weekly.

ISS shall receive proxy material information from Proxy Edge or the custodian bank for the account. This shall include issues to be voted upon, together with a breakdown of holdings for CMA accounts. ISS shall then reconcile information it receives from CMA with that it has received from Proxy Edge and custodian banks. Any discrepancies shall be noted and resolved by ISS.

Whenever a vote is solicited, ISS shall send CMA a request to vote over a secure website. CMA personnel shall check this website daily. The request shall be accompanied by a recommended vote. The recommended vote shall be based upon CMA's Voting Guidelines previously delivered by CMA to ISS as set forth in
Section III. CMA shall promptly provide ISS with any amendments or modifications to the Guidelines. CMA shall return a final instruction to vote to ISS, which ISS shall record with Proxy Edge or the custodian bank as our agent.

ISS shall have procedures in place to ensure that a vote is cast on every security holding maintained by CMA on which a vote is solicited unless otherwise directed by the Proxy Committee. On a yearly basis, or as required by our clients CMA shall receive a report from ISS detailing CMA's voting for the previous period.

Each time that ISS shall send CMA a request to vote the request shall be accompanied by the recommended vote determined in accordance with CMA's Voting Guidelines. ISS shall vote as indicated in the request unless the client has reserved discretion, the Proxy Committee determines that the best interest of a client requires another vote or the proposal is a matter on which the Proxy Committee has discretion under Section III.C. In such situations ISS shall vote based on the direction of the client or the Proxy Committee, as the case may be. The interests of CMA's Taft Hartley or "Socially Responsible" clients may impact a proposal that normally should be voted in a certain way. ISS shall inform CMA of all proposals having impact on its Taft Hartley and or "Socially Responsible" clients. The Proxy Voting Committee shall be consulted before a vote is placed in cases where Taft Hartley or Socially Responsible issues are presented.

                              PLEASE VOTE PROMPTLY

                        *********************************


Your vote is important, no matter how many shares you own. Please vote on the reverse side of this proxy card and sign in the space(s) provided. Return your completed proxy card in the enclosed envelope today.

You may receive additional proxies for other accounts. These are not duplicates; you should sign and return each proxy card in order for your votes to be counted.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The signers of this proxy hereby appoint each of [________], [_________], [__________],
[___________] and [__________] proxies of the signers, with power of substitution, to vote at the Special Meeting of Shareholders to be held at Boston, Massachusetts, on [______], 2004, and at any adjournments, as specified herein and in accordance with their best judgment, on any other business that may properly come before this meeting.

AFTER CAREFUL REVIEW, THE BOARD OF TRUSTEES UNANIMOUSLY HAS RECOMMENDED A VOTE "FOR" ALL MATTERS.

[COLUMBIA LOGO]

                      ------------------------------------

                      LIBERTY EQUITY FUND, VARIABLE SERIES

                      ------------------------------------


Please be sure to sign and date this proxy.  Date_________


__________________________________      ____________________________________
Shareholder sign here                   Co-owner sign here



THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BELOW AND, ABSENT DIRECTION, WILL BE VOTED FOR PROPOSAL 1 LISTED BELOW. THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE HOLDER'S BEST JUDGMENT AS TO ANY OTHER MATTER.

THE TRUSTEES RECOMMEND A VOTE FOR THE PROPOSAL:

1. Proposal to approve the Agreement and Plan of          [ ] FOR    [ ] AGAINST
   Reorganization with respect to the acquisition of
   Liberty Equity Fund, Variable Series by Stein Roe      [ ] ABSTAIN
   Growth Stock Fund, Variable Series.
   (Item 1 of the Notice)


MARK BOX AT RIGHT FOR ADDRESS CHANGE AND NOTE NEW ADDRESS AT LEFT  [ ]

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name or names appear hereon. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


DETACH CARD                                                          DETACH CARD

                    THREE CONVENIENT WAYS TO VOTE YOUR PROXY

The enclosed proxy statement provides details on important issues affecting your fund. The Board of Trustees recommends that you vote for the proposal.

You can vote your proxies over the Internet, by telephone, or by fax - it's easy and confidential!

If you are voting by Internet, telephone, or fax, you should NOT mail your proxy card.



Vote by Internet:

         - Read the proxy statement and have your proxy card available.

         - Go to www.[_________].com or www.[________].com.

         - Click on the proxy link and follow the instructions provided.

Vote by telephone:

         - Read the proxy statement and have your proxy card available.

         - When you are ready to vote, call toll free [___]-[___]-[____].

         - Enter the voter control number located on the upper left corner of your proxy card.

         - Follow the instructions provided to cast your vote. A representative will be available to answer questions regarding the meeting agenda and execution of proxies.


Vote by fax:

         - Read the proxy statements and have your proxy card available.

         - When you are ready to vote, fax your completed proxy card to [___]-[___]-[____].

INTERNET, TELEPHONE AND FAX VOTING ARE AVAILABLE 24 HOURS A DAY, SEVEN DAYS A WEEK. If you have any questions or concerns, please call 866-270-3134 from 9:00 a.m. to 11:00 p.m. EDT Monday through Friday, and Saturdays from 12:00 to 6:00 p.m.

                      LIBERTY EQUITY FUND, VARIABLE SERIES


                                             YOUR PROXY VOTE IS IMPORTANT!

                                             NOW YOU CAN VOTE YOUR PROXY ON THE
                                             PHONE OR BY FACSIMILE.

                                             JUST FOLLOW THESE SIMPLE STEPS:

                                             1. READ YOUR PROXY STATEMENT AND
                                             HAVE IT AT HAND.

                                             2. CALL TOLL-FREE 1-866-241-6192
                                             AND FOLLOW THE RECORDED
                                             INSTRUCTIONS.

                                             3. FAX YOUR EXECUTED PROXY TO US
                                             TOLL FREE AT 1-888-796-9932
                                             ANYTIME.

                                             4. DO NOT MAIL YOUR PROXY CARD WHEN
                                             YOU VOTE BY PHONE OR FACSIMILE.





                  Please detach at perforation before mailing.





     VOTING                                                          VOTING
INSTRUCTION CARD       LIBERTY VARIABLE INVESTMENT TRUST        INSTRUCTION CARD
                      LIBERTY EQUITY FUND, VARIABLE SERIES
         SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 16, 2005


[INSURANCE COMPANY NAME]
The undersigned, revoking all voting instructions heretofore given with respect to shares to be voted at the Special Meeting of Shareholders of the above mentioned Fund to be held on February 16, 2005 at 2:00 p.m., Eastern time, at the offices of the Fund, One Financial Center, Boston, Massachusetts, 02111, hereby instructs all shares of Liberty Equity Fund, Variable Series deemed attributable to the undersigned's contract or policy with the issuing insurance company named above be voted as indicated on the Voting Instruction Card at the Special Meeting and at any adjournment or postponement thereof. The issuing insurance company named above and any proxies appointed by it are authorized in their discretion to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

VOTING INSTRUCTIONS ARE SOLICITED BY THE ISSUING INSURANCE COMPANY NAMED ABOVE ON BEHALF OF THE BOARD OF TRUSTEES. SHARES WILL BE VOTED AS YOU SPECIFY. THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL. IF THIS VOTING INSTRUCTION CARD IS SIGNED, DATED AND RETURNED WITH NO CHOICE INDICATED AS TO THE PROPOSAL ON WHICH SHARES REPRESENTED BY THE UNDERSIGNED'S CONTRACT OR POLICY ARE ENTITLED TO BE VOTED, SUCH SHARES SHALL BE VOTED FOR THE PROPOSAL. IF YOU VOTE VIA TELEPHONE, DO NOT RETURN THIS VOTING INSTRUCTION CARD.

                              VOTE VIA THE TELEPHONE:  1-866-241-6192
                              --------------------------------------------------
                              999 9999 9999 999
                              --------------------------------------------------

                              Note: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR ON THIS CARD. When signing as attorney, executor, administrator, trustee, guardian or as custodian for a minor please sign your name and give your full title as such. If signing on behalf of a corporation please sign the full corporate name and your name and indicate your title. If you are a partner signing for a partnership, please sign the partnership name, your name and indicate your title. Joint owners should each sign this card. Please sign, date and return.

                              __________________________________________________
                              Signature and Title, if applicable

                              __________________________________________________
                              Signature (if held jointly)

                              ____________________________________________, 2004
                              Date                                     LEF_14710

                   EVERY CONTRACT HOLDER'S VOTE IS IMPORTANT!
                              VOTE THIS CARD TODAY!
                    YOUR PROMPT RESPONSE WILL SAVE YOUR FUND
                       THE EXPENSE OF ADDITIONAL MAILINGS





























                  Please detach at perforation before mailing.





THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE PROPOSAL.

PLEASE MARK BOXES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: [ ]


1.   To approve an Agreement and Plan of               FOR    AGAINST    ABSTAIN
     Reorganization providing for (i) the sale of      [ ]      [ ]        [ ]
     all of the assets of Liberty Equity Fund, Variable Series to, and the assumption of all of the liabilities of Liberty Equity Fund, Variable Series by, Stein Roe Growth Stock
     Fund, Variable Series, in exchange for shares of Stein Roe Growth Stock Fund, Variable
     Series, and (ii) the distribution of such shares to the shareholders of Liberty Equity
     Fund, Variable Series in complete liquidation of Liberty Equity Fund, Variable Series.

                       STEINROE VARIABLE INVESTMENT TRUST

                                    FORM N-14

                                     PART C

                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-14954 and 811-5199).

ITEM 16.  EXHIBITS

(1)           Amended and Restated Agreement and Declaration of Trust dated May
              22, 2000.(1)

(2)(a)        By-Laws as Amended and Restated through October 5, 1988. (2)

(2)(b)        Amendment to the By-Laws dated February 8, 2000. (3)

(2)(c)        Amendment to the By-Laws dated September 28, 2000. (4)

(2)(d)        Amendment to the By-Laws dated June 20, 2001. (5)

(3)           Not applicable.

(4) Agreement and Plan of Reorganization -- Constitutes Exhibit A to Part A hereof.

(5) Article IV, Paragraph D; Article V; Article VI, Section II, Paragraph 2.06; Article VIII, Paragraph A; Article X, Paragraph D; and Article XII of the Agreement and Declaration of Trust, as amended, and Article VIII, Section 7.01, 7.03 and Article XI
              Section 9.01 and 9.02 of the By-Laws, as amended, each define the rights of shareholders.

(6)(a) Fund Advisory Agreement, dated as of November 1, 2003 -- Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-14954 and 811-5199).

(7)(a) Underwriting Agreement between the Trust and Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.) dated April 23, 1999, as amended August 3, 1999. (3)

(7)(b) 12b-1 Plan Implementing Agreement between Registrant and Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.) dated June 1, 2000. (1)

(8)           Not applicable.

(9)(a) Form of Custodian Contract between Registrant and State Street Corporation (formerly named State Street Bank and Trust Company) dated October 10, 2001 -- filed as Exhibit (g) in Part C, Item 23(b) of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of Columbia Funds Trust II (filed under former name Liberty Funds Trust II) (File Nos. 2-66976 and 811-3009), filed with the Commission on or about October 26, 2001, and is hereby incorporated by reference and made a part of this Registration Statement.

(9)(b) Appendix A to Custodian Contract between Registrant and State Street Corporation (formerly named State Street Bank and Trust Company) -- filed as Exhibit (j)(2) in Part C, Item 24(2) of Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 of Columbia Floating Rate Fund (File Nos. 333-51466 & 811-8953), filed with the Commission on or about December 17, 2003, and is hereby incorporated by reference and made a part of this Registration Statement.

(10)(a)       Rule 12b-1 Distribution Plan dated June 1, 2000. (1)

(10)(b)       Rule 12b-1 Inter-Distributor Agreement dated June 1, 2000. (1)

(11)(a)       Form of Opinion of Ropes & Gray LLP. (9)

(11)(b)       Consent of Ropes & Gray LLP. (9)

(12)          Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 1.*

(13)(a) Administrative Agreement dated as of January 3, 1995 between the Trust, on behalf of each of the Funds, and Columbia Management (formerly Stein Roe). (6)

(13)(b)       Joinder and Release Agreement (including Transfer Agency
              Agreement between Registrant on behalf of the Funds and Liberty Investment Services, Inc. dated December 9, 1988.) with respect to Transfer Agency Agreement dated as of November 3, 1998 among the Trust, Columbia Funds Services, Inc. (formerly named Liberty Funds Services, Inc.) and SteinRoe Services Inc. (7)

(13)(c) Amended and Restated Accounting and Bookkeeping Agreement dated as of August 3, 1999 between the Trust, on behalf of each of its Funds, and Columbia Management (formerly Stein Roe). (3)

(13)(d) Amendment to Amended and Restated Accounting and Bookkeeping Agreement dated as of July 1, 2001. (5)

(13)(e) Amended and Restated Participation Agreement dated April 3, 1998 among the Trust, Keyport Life Insurance Company and Keyport Financial Services Corp. (2)

(13)(f) Participation Agreement dated as of October 1, 1993 among the Trust, Keyport Financial Services Corp. and Independence Life Annuity Company. (6)

(13)(g) Participation Agreement dated as of April 15, 1994 among the Trust, Transamerica Occidental Life Insurance Company, Stein Roe and Charles Schwab & Co., Inc. (6)

(13)(h) Participation Agreement dated as of December 1, 1994 among the Trust, First Transamerica Life Insurance Company, Stein Roe and Charles Schwab & Co., Inc. (6)

(13)(i) Participation Agreement dated May 8, 1998 among the Trust, Keyport Benefit Life Insurance Company, and Keyport Financial Services Corp. (6)

(14)(a) Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Stein Roe Growth Stock Fund, Variable Series and Liberty Equity Fund, Variable Series. (9)

(14)(b) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. (9)

(15)          Not applicable.

(16)          Powers of Attorney. (9)

(17)          Not applicable.

---------------------------------------
          *    Filed herewith.

          (1) Incorporated by Reference to Post-Effective Amendment No. 19 to this Registration Statement filed on or about June 1, 2000.

          (2) Incorporated by Reference to Post-Effective Amendment No. 13 to this registration Statement filed April 26, 1998.

          (3) Incorporated by Reference to Post-Effective Amendment No. 17 to this Registration Statement filed March 31, 2000.

          (4) Incorporated by Reference to Post-Effective Amendment No. 21 to this Registration Statement filed on or about April 16, 2001.

          (5) Incorporated by Reference to Post-Effective Amendment No. 22 to this Registration

                   Statement filed April 25, 2002.

          (7) Incorporated by Reference to Post-Effective Amendment No. 14 to this Registration Statement filed May 27, 1998.

          (8) Incorporated by Reference to Post-Effective Amendment No. 16 to this Registration Statement filed April 29, 1999.

          (9) Incorporated by Reference to the Registrant's Registration Statement on Form N-14, File No. 333-121023, filed December 6, 2004.

ITEM 17.  UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                     NOTICE

A copy of the Agreement and Declaration of Trust, as amended, of the Registrant is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Registration Statement has been executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually, and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers, or shareholders of the Registrant individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 15th day of June, 2005.

                       STEINROE VARIABLE INVESTMENT TRUST
                      By: Christopher L. Wilson, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                                 Title                              Date


/s/ Christopher L. Wilson                 President (Chief Executive Officer)             June 15, 2005
----------------------------------
Christopher L. Wilson


/s/ J. Kevin Connaughton                  Chief Financial Officer (Principal Financial    June 15, 2005
----------------------------------        Officer)
J. Kevin Connaughton


/s/ Michael G. Clarke                     Chief Accounting Officer (Principal             June 15, 2005
----------------------------------        Accounting Officer)
Michael G. Clarke


/s/ Douglas A. Hacker*                    Trustee                                         June 15, 2005
----------------------------------
Douglas A. Hacker


/s/ Janet Langford Kelly*                 Trustee                                         June 15, 2005
----------------------------------
Janet Langford Kelly


/s/ Richard W. Lowry*                     Trustee                                         June 15, 2005
----------------------------------
Richard W. Lowry


/s/ William E. Mayer*                     Trustee                                         June 15, 2005
----------------------------------
William E. Mayer



/s/ Charles R. Nelson*                             Trustee                                     June 15, 2005
-------------------------------------------
Dr. Charles R. Nelson


/s/ John J. Neuhauser*                             Trustee                                     June 15, 2005
-------------------------------------------
John J. Neuhauser


/s/ Patrick J. Simpson*                            Trustee                                     June 15, 2005
-------------------------------------------
Patrick J. Simpson


/s/ Thomas E. Stitzel*                             Trustee                                     June 15, 2005
-------------------------------------------
Thomas E. Stitzel


/s/ Thomas C. Theobald*                            Trustee                                     June 15, 2005
-------------------------------------------
Thomas C. Theobald


/s/ Anne-Lee Verville*                             Trustee                                     June 15, 2005
-------------------------------------------
Anne-Lee Verville


/s/ Richard L. Woolworth*                          Trustee                                     June 15, 2005
-------------------------------------------
Richard L. Woolworth




                                            * By:  Vincent P. Pietropaolo
                                                   --------------------------
                                                   as Attorney-in-Fact

                                                   June 15, 2005

                                  EXHIBIT INDEX

(12)     Opinion of Ropes & Gray LLP as to tax matters -- Exhibit 1.